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Writer's Direct Dial: (212) 225-2014

July 18, 2003

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk



JUL 18 2003

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule (i) GFBB's annual report pursuant to regulations of general applications to issuers of securities and other market participants, for the year ending December 31, 2002, and (ii) the Report on the Application of the Code of Corporate Governance Best Practices.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

Grupo Financiero BBVA Bancomer, S.A. de C.V.

Summary of report of Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB").

TABLE OF CONTENTS


JUL 1 8 2003

Attached is Grupo Financiero BBVA Bancomer, S.A. de C. V.'s Annual Report pursuant to regulations of general applications to issuers of securities and other market participants for the year ending December 31, 2002, filed on June 30, 2003. The Annual Report's topics include:



Grupo Financiero BBVA Bancomer, S.A. de C.V.
Reporte Anual
que se presenta de acuerdo con las disposiciones de caracter general aplicables a las Emisoras de Valores y a otros participantes del mercado, para el ano terminado el 31 de diciembre de 2002.

T tulos Accionarios en Circulacion al 31 de diciembre de 2002

Las acciones serie B cotizan en: 1) la Bolsa Mexicana de Valores (clave GFBBB); 2) en *PORTAL* bajo el mecanismo de ADRs de acuerdo con la regla restrictiva 144-A (clave GFBWY, 1 ADR = 20 acciones); 3) en el mercado *Over the Counter* bajo el mecanismo de ADRs Nivel 1 (clave GFBVY, 1 ADR = 20 acciones); y 4) en el mercado *Latibex* (clave XGFBB, 1 valor = 20 acciones).

Los valores de la empresa se encuentran inscritos en la Secci n de Valores del Registro Nacional de Valores y son objeto de cotizar en Bolsa.

La inscripcion en el Registro Nacional de Valores no implica certificacion sobre la bondad del valor o la solvencia de la emisora.

Grupo Financiero BBVA Bancomer, S.A. de C.V.
Av. Universidad 1200, Colonia Xoco, 03339, Mexico, D.F.

INDICE

I. INFORMACION GENERAL

1.1 Glosario de Terminos y Definiciones

Afore	Administradoras de Fondos para el Retiro
Afore Bancomer	Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.
AMIB	Asociacion Mexicana de Intermediarios Bursatiles
AMIS	Asociacion Mexicana de Instituciones de Seguros
Bancaseguros	Venta de seguros a traves de sucursales bancarias
Banco de Comercio	Banco de Comercio, S.A., banco antecesor de BBVA Bancomer
Bancomer o el Banco	BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer (antes Bancomer, S.A.)
Bancomer Gestion	BBVA Bancomer Gestion, S.A. de C.V. Gestion de activos de sociedades de inversion
Bancomer Servicios	BBVA Bancomer Servicios, S.A. (Bancomer Servicios). Institucion bancaria especializada en la prestacion de servicios como fiduciario, avaluos, etc.
BBVA	Banco Bilbao Vizcaya Argentaria, S.A.
BBVA Bancomer o el Grupo o GFBB	Grupo Financiero BBVA Bancomer, S.A. de C.V., (antes Grupo Financiero Bancomer, GFB) y compan as subsidiarias
BBVAIIC	BBVA International Investment Corporation
BBV-Mexico	Banco Bilbao Vizcaya-Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero BBV-Probursa
BBV-Probursa	Grupo Financiero BBV-Probursa, S.A. de C.V.
BMV	Bolsa Mexicana de Valores, S.A. de C.V.
BOM	Bank of Montreal
BTS	Bancomer Transfer Services, Inc. Ofrece servicios de transferencias de dinero
Casa de Bolsa Bancomer	Casa de Bolsa BBVA Bancomer, S.A. de C.V. ofrece servicios de intermediacion bursatil, banca de inversion y asesor a patrimonial
CNBV	Comision Nacional Bancaria y de Valores
CONDUSEF	Comision Nacional para la Proteccion y Defensa de los Usuarios de Servicios Financieros
CONSAR	Comision Nacional del Sistema de Ahorro para el Retiro
Dolares	Moneda de curso legal de los Estados Unidos de America
Estados Financieros	Estados financieros consolidados auditados al 31 de diciembre de 2002 y 2001
E.U.	Estados Unidos de America
FOBAPROA	Fondo Bancario de Proteccion al Ahorro
Gobierno Federal	Gobierno Federal de los Estados Unidos Mexicanos
IPAB	Instituto para la Proteccion al Ahorro Bancario
Latibex	Mercado de Valores Latinoamericano (Bolsa de Madrid, Espana)
Ley Bancaria	Ley de Instituciones de Credito
Ley del IPAB	Ley de Proteccion al Ahorro Bancario
Ley de Agrupaciones Financieras	Ley para Regular las Agrupaciones Financieras
LIBOR	Tasa de Interes Interbancaria de Londres
Negocio Bancario	Consolidacion de las operaciones de Bancomer y Bancomer Servicios

PCGA	Principios de Contabilidad Generalmente Aceptados, establecidos por la CNBV para entidades financieras, los cuales difieren de los PCGA de Mexico
Pensiones Bancomer	Pensiones Bancomer, S.A. de C.V. Ofrece servicios de diseno y comercializacion de productos de rentas vitalicias
PORTAL	Private Offerings, Resales and Trading through Automated Linkages
Proceso de Integracion	Fusion de las operaciones bancarias de Bancomer, BBV-Mexico y Promex, en una sola organizacion
PROMEX	Banca Promex, S.A., Institucion de Banca Multiple
RNV	Registro Nacional de Valores
Seguros Bancomer	Seguros BBVA Bancomer, S.A. de C.V. Ofrece servicios de diseno y comercializacion de productos de seguros de hogar, auto y vida a traves de la red de sucursales del banco
SHCP	Secretar a de Hacienda y Credito Publico
SIEFORES	Sociedades de Inversion Especializadas de Fondos para el Retiro
TIIE	Tasa de Interes Interbancaria de Equilibrio
UDI	Unidad de Inversion

Todas las cifras incluidas en el presente reporte anual han sido expresadas en pesos de poder adquisitivo del 31 de diciembre de 2002, excepto cuando se indique expl citamente.

1.2 Resumen Ejecutivo

Grupo Financiero BBVA Bancomer es la institucion financiera privada l der en Mexico y la mas grande de America Latina en terminos de depositos, numero de clientes y capitalizacion bursatil. Al 31 de diciembre de 2002, el total de activos del Grupo ascend a a 428,001 millones de pesos.

La principal subsidiaria del Grupo es Bancomer, institucion bancaria l der que opera bajo el concepto de banca universal, ofreciendo productos y servicios a cerca de 9 millones de clientes a traves de un modelo de negocios de redes segmentadas de distribucion. Adicionalmente, cuenta con una diversificacion de ingresos mediante otras subsidiarias no bancarias en negocios de fondos de pension, seguros, rentas vitalicias, env os de dinero y gestion de activos.

Como resultado de la compra de acciones de GFBB por parte de Banco Bilbao Vizcaya Argentaria (BBVA) equivalentes al 3% del capital social del Grupo, en junio de 2002, BBVA Bancomer se convirtio en una empresa controladora filial de BBVA, un grupo financiero l der en Espana y el tercero mas grande dentro de la zona euro por su valor de capitalizacion bursatil. Al 31 de diciembre de 2002, sus activos totales ascend an a 293,156 millones de dolares y el total de recursos gestionados de clientes a 303,478 millones de dolares. En el ambito global, BBVA cuenta con 7,504 oficinas y emplea a 93,093 personas.

CIFRAS SOBRESALIENTES DE LAS PRINCIPALES SUBSIDIARIAS
Millones de pesos al 31 de diciembre de 2002

	Tenencia accionaria	Activos	Pasivos	Capital Contable
Bancomer	99.99%	417,158	372,104	45,054
Afore Bancomer	75.01%	2,619	709	1,910
Bancomer Transfer Services	100.00%	772	519	253
Bancomer Servicios	99.99%	5,714	180	5,534
Casa de Bolsa Bancomer	99.99%	1,025	161	864
Seguros Bancomer	75.01%	3,568	2,607	961
Pensiones Bancomer	99.99%	12,781	12,274	507
Bancomer Gestion	99.99%	287	191	96

Estrategia

Durante 2002, Grupo Financiero BBVA Bancomer mantuvo su estrategia corporativa orientada a generar valor para sus accionistas, haciendo enfasis en la rentabilidad e impulsando el crecimiento. Asimismo, ha puesto en marcha un ambicioso programa de acciones corporativas denominado *Proyecto Cliente*, a traves del cual se pretenden lograr mejoras sustantivas en los niveles de servicio de los diversos canales de distribucion.

El enfoque en la segmentacion de clientes constituye para el Grupo una ventaja competitiva en la cual sustenta su estrategia. Con este enfoque, el Grupo es capaz de identificar el perfil y las necesidades de cada cliente, con el objeto de ofrecerle la mejor opcion de servicios y productos de alto valor. Con base en el comportamiento del consumidor, el Grupo disena productos y desarrolla herramientas de comercializacion que satisfagan las necesidades de cada segmento.

El Grupo persigue activamente la rentabilidad sostenible de largo plazo, mediante programas para gestionar el ingreso y el gasto, paralelamente cotejando riesgos para mantener su solidez financiera

Fortalecimiento de la eficiencia de largo plazo

Desde la fusion que dio origen a BBVA Bancomer en julio de 2000, se ha realizado un gran esfuerzo en la generacion de sinergias que resultaran en una estructura acorde con la operacion del Grupo. La red de oficinas se redujo en una cuarta parte, sin menoscabo de la fortaleza comercial y posicion de liderazgo. A esto se aunaron una amplia reingenier a de procesos, una plataforma informatica unificada y los logros propios del *Programa Eficiencia y Costos*. A ra z de lo anterior, los ahorros obtenidos han sobrepasado ya el 30% de la base conjunta de costos del ano 1999 de las tres instituciones que lo antecedieron.

Simultaneamente, se ha hecho un valioso esfuerzo por adecuar la estructura de personal y enfocarla a la actividad comercial. Consecuentemente, a diciembre de 2002, los empleados dedicados a la atencion directa al cliente representan dos terceras partes del total, comparado con el 54% en el momento de la fusion.

Por otro lado, en el 2002 se dieron importantes pasos en el Sistema de Pagos en Mexico que tendran un impacto positivo en los niveles de eficiencia en el largo plazo. A partir de marzo, se introdujeron tres iniciativas de modernizacion: a) la clave bancaria estandarizada que identifica a cada cliente del sistema, lo cual facilitara el uso de pagos y transferencias electronicas; b) la domiciliacion de pago de servicios que permitira una mayor reduccion de costos, al disminuir las operaciones en ventanilla; y c) la compensacion electronica de cheques que contraera los gastos relacionados con las camaras de compensacion. Bancomer, desde su posicion de liderazgo, ha impulsado decididamente esta modernizacion, poniendola al servicio de su clientela. Al cierre del 2002, la cuota de mercado de Bancomer en la domiciliacion del pago de servicios supero el 75%.

Fortalecimiento de la recurrencia como palanca de incremento en la rentabilidad

Durante el 2002, Bancomer continuo mejorando la recurrencia de sus resultados, centrandose del lado del ingreso, en la gestion del margen financiero y de los ingresos por servicios, y por el otro, en la racionalizacion del gasto.

Gestion del ingreso: El margen financiero se ha gestionado basicamente a traves de dos estrategias: el aumento de la contribucion de depositos a la vista al total de depositos, de 41% en 2001, a 48% en 2002; y, mediante una sofisticada gestion de precios de captacion, lo cual es posible gracias al conocimiento del cliente que aporta el modelo de redes segmentadas de distribucion. El resultado de las estrategias instrumentadas se hace patente en el comportamiento del margen financiero que se reduce 80 puntos base, al pasar de 5.7% a 4.9% en un per odo en que la contraccion promedio de las tasas de interes alcanzo 470 puntos base. Por su parte, las comisiones y tarifas netas se incrementaron en 13.1%, sustentado en los crecientes volumenes y numero de operaciones en todos los negocios del Grupo.

Gestion del gasto: El 2002 represento un avance adicional en la consecucion de ahorros. El total de gastos del ejercicio fue 12% menor al del ano anterior, con disminuciones en todos los rubros que lo componen.

La mejora en la calidad de los resultados del Grupo es resultado del positivo comportamiento de cada uno de los tres componentes del margen basico recurrente, esto es, ingreso financiero neto, ingreso por servicios y gasto total. En adicion a la mejora cuantitativa, la perspectiva de resultados para los anos siguientes se vio potenciada dada su estrecha relacion con el negocio realizado con clientes del Grupo y la menor dependencia de factores estacionales.

Crecimiento

Un componente importante de la estrategia del Grupo, para crear valor, es el impulso al crecimiento, en base a un mayor volumen de credito en el balance y depositos a bajo costo para fondearlo. En este contexto, la captacion de vista y ahorro en moneda nacional registro un crecimiento del 8% en 2002, logrando con ello una mejora en la mezcla de recursos. En el negocio de financiamiento, Bancomer centro sus esfuerzos en el credito al consumo que registro un incremento de 4,900 millones de pesos, representando un crecimiento real de 32%, sustentado en el otorgamiento – en el ano – de alrededor de 600,000 tarjetas de credito, 18,800 creditos de auto y el exitoso lanzamiento del *Creditón Nómina* (credito nomina) que en tan solo ocho meses y medio alcanzo un numero superior a 200,000 clientes.

Destacan tambien los niveles de actividad comercial en negocios no bancarios que mantienen su posicion de liderazgo: la emision de 1,350,000 polizas en Seguros Bancomer, por un importe superior a los 1,900 millones de pesos; la transferencia de mas de 4,800 millones de dolares por conducto de Bancomer Transfer Services, a traves de 13 millones de transacciones; y haber rebasado los 69,000 millones de pesos de recursos gestionados en Afore Bancomer.

Proyecto Cliente

Este proyecto contiene una serie concreta de iniciativas corporativas y l neas de accion, dirigidas a lograr que Bancomer sea percibido como el mejor banco en Mexico por su calidad de servicio. En 2002, se alcanzaron las metas de mejora establecidas, encauzadas al servicio basico, como la reduccion de tiempos de espera en oficinas, la optimizacion de horarios de atencion, el lanzamiento del servicio de domiciliacion para disminuir las transacciones en ventanilla, la solucion de aclaraciones y correccion de los factores que las originan, la mejora en los tiempos de entrega, as como la mayor disponibilidad de canales y servicios.

El *Proyecto Cliente* esta optimizando la atencion a la clientela de Bancomer. En adelante, el principal objetivo del proyecto estara centrado en la generacion de diferenciadores en la prestacion de servicios que se traduzcan en verdaderas ventajas competitivas.

1.3 Factores de Riesgo

Intensificacion de la competencia en la industria de servicios financieros en Mexico

El Grupo esta enfrentando una fuerte competencia de otras instituciones financieras en Mexico que atienden a los segmentos de menudeo y empresariales, as como de las instituciones financieras internacionales. Los principales competidores del Grupo son Grupo Financiero Banamex, S.A. de C.V. (Banamex - anteriormente Banacci -), el cual fue adquirido por Citigroup, Inc., y Grupo Financiero Santander Serf n, S.A. de C.V., una subsidiaria de Banco Santander Central Hispano, S.A.

De acuerdo a las disposiciones del Tratado de Libre Comercio celebrado entre Canada, Estados Unidos y Mexico (TLC) y del Acuerdo de Asociacion Economica, Concentracion Pol tica y Cooperacion suscrito entre Mexico y la Comunidad Europea y sus estados miembros, instituciones financieras no mexicanas constituidas en Estados Unidos, Canada y estados miembros de la Union Europea, actualmente tienen autorizacion para constituir grupos financieros, bancos, intermediarios y otras entidades financieras filiales en Mexico. Al 31 de diciembre de 2002, 33 bancos nacionales operaban en Mexico. De acuerdo con informacion de la CNBV, al 31 de diciembre de 2002, el valor de los activos y del capital contable de los bancos que forman parte de instituciones financieras extranjeras, representaba el 72.4% y el 73.5%, respectivamente, del sistema bancario.

El Grupo es obligado subsidiario por las obligaciones de sus subsidiarias

De conformidad con la Ley para Regular las Agrupaciones Financieras, el Grupo ha suscrito un convenio para beneficio de sus subsidiarias, en cuyos terminos se estipula la obligacion subsidiaria y de manera ilimitada por el cumplimiento de las obligaciones incurridas por cada una de sus subsidiarias de servicios financieros, en relacion con sus actividades autorizadas. Esto incluye responsabilidades contra das previamente a la constitucion de GFB en 1991, de conformidad con los terminos de este convenio, asimismo, el Grupo es responsable por las perdidas de cada una de sus subsidiarias en caso de que:

- El capital contable de la subsidiaria represente una cantidad que sea inferior al capital pagado m nimo requerido.
- El importe del capital y reservas de la subsidiaria sea inferior al que la subsidiaria deber a mantener conforme a la legislacion aplicable, o
- A juicio de la CNBV o de la entidad regulatoria competente, la subsidiaria sea insolvente y no pueda cumplir con sus obligaciones.

El convenio de responsabilidad establece que los activos del Grupo esten disponibles para efectos de cumplir las obligaciones de cualquiera de sus subsidiarias. En el caso de incumplimiento por parte de una de sus subsidiarias, las consecuencias podr an repercutir negativamente al Grupo y al resto de sus subsidiarias. Como resultado de lo anterior, se podr a presentar un cambio en el control de cualquiera de sus subsidiarias. De acuerdo con el convenio de responsabilidad, las subsidiarias no son responsables por las perdidas del Grupo o por las de cualquiera de las otras subsidiarias del Grupo.

El Grupo Financiero BBVA Bancomer es una Sociedad controladora

Grupo Financiero BBVA Bancomer es una sociedad controladora de servicios financieros y, en consecuencia, sustancialmente todas sus operaciones se realizan a traves de sus subsidiarias. Como resultado de lo anterior, la capacidad del Grupo para pagar dividendos depende de las utilidades de sus subsidiarias y de su capacidad para pagar dividendos al Grupo.

Las subsidiarias de GFBB son entidades independientes y legalmente distintas. Todos los pagos de dividendos, distribuciones de utilidades, creditos o anticipos por parte de las subsidiarias, estan limitados por las disposiciones generales establecidas por las normativas aplicables. Es posible que la subsidiaria bancaria Bancomer este restringida al pago de dividendos al Grupo en caso de que no cumpla con sus ndices de capital regulatorio requeridos, o en caso de que no tenga utilidades acumuladas. Asimismo, el pago de dividendos por parte de las subsidiarias tambien dependera de la generacion de flujos de efectivo. El derecho que tiene el Grupo de recibir activos de cualquiera de sus subsidiarias con motivo de su liquidacion o reestructuracion, estara efectivamente subordinado a las demandas y reclamaciones de los acreedores de dichas subsidiarias.

Intensificacion de las regulaciones gubernamentales

Las instituciones de credito del Grupo estan sujetas a la extensa regulacion relativa a su organizacion, operaciones, capitalizacion, transacciones con partes relacionadas, entre otros asuntos. Este marco normativo impone numerosos requisitos en Bancomer, incluyendo el mantenimiento de niveles de capital basados en riesgo y reservas para perdidas crediticias, regulacion de sus actividades de negocios, diversificacion de sus inversiones, mantenimiento de ndices de liquidez, regulaciones de pol ticas de otorgamiento de creditos y de tasas de interes cobradas, y la implementacion de disposiciones contables. La mayor a de las regulaciones aplicables han cambiado significativamente en anos recientes, originando cambios en los estados financieros del Grupo. En el caso de que las regulaciones aplicables se modificaran en el futuro, sus efectos podr an tener un impacto desfavorable en los resultados y posicion financiera del Grupo.

Como resultado de las crisis economica en Mexico a finales de 1994 y durante 1995, los bancos, —incluyendo a Bancomer—, experimentaron de manera acelerada, niveles crecientes de activos improductivos. Las autoridades regulatorias en conjunto con el sistema bancario, respondieron a esta crisis de diversas maneras, entre las cuales se incluyen:

- Imponer requerimientos de reservas para perdidas crediticias y normas de capitalizacion.
- Adoptar programas disenados para dar apoyo a los deudores de la banca, en relacion con la reestructuracion de sus creditos vigentes.
- Actualizar los PCGA para bancos, con el fin de imponer requerimientos estrictos con respecto a la situacion de ciertos creditos vencidos y en relacion con la suspension de acumulacion de intereses.

Como resultado de estas iniciativas, los bancos comerciales en Mexico—incluyendo a Bancomer— reportaron problemas en la calidad de sus activos con amplias perdidas crediticias. Sin embargo, el sistema bancario ha logrado una reduccion significativa en los ndices de cartera vencida en anos recientes, al pasar de 12.3% en diciembre de 1995 a 4.6% en diciembre de 2002. La aplicacion de la regulacion vigente, particularmente en materia de adjudicacion de bienes en garant a, puede dar origen a prolongados per odos de tiempo, para la adjudicacion de dichos bienes, lo cual podr a afectar desfavorablemente los valores de dichas garant as y con ello, los resultados del Grupo.

Estimacion preventiva para riesgos crediticios

Las regulacion bancaria en materia de credito, establece que los bancos comerciales deberan calificar individualmente, cuando menos el 80% del saldo de su cartera de credito (salvo creditos al Gobierno Federal o Banco de Mexico), en base a su grado de riesgo. El criterio para determinar el importe de las reservas incluye factores cualitativos y cuantitativos.

En septiembre de 2000, el Gobierno Federal publico nuevas disposiciones en materia de calificacion de la cartera de credito, las cuales entraron en vigor a principios de 2001. GFBB considera que el nivel actual de la estimacion preventiva para riesgos crediticios de Bancomer es suficiente para cubrir perdidas conocidas o esperadas en su cartera de credito. En el caso de presentarse modificaciones futuras a las reglas de calificacion de la cartera de credito, podr a requerirse o considerarse necesario aumentar la estimacion preventiva para riesgos crediticios, lo que a su vez podr a afectar adversamente los resultados de las operaciones y la posicion financiera del Grupo, y por consecuencia reducir su capital.

Creditos al FOBAPROA o al IPAB

Una parte importante del activo del Banco esta constituido por el principal y los intereses de los pagares suscritos a su favor por el Banco de Mexico como Fiduciario del FOBAPROA. Estos pagares tienen el aval del Gobierno Federal. Los pagares se suscribieron en el marco del Programa de Capitalizacion y Compra de Cartera (PCCC) puesto en practica por el Gobierno Federal, para incentivar la capitalizacion de los bancos que ten an mayor capacidad para soportar los efectos de la crisis economica iniciada en 1995.

De acuerdo con la Ley del IPAB los bancos participantes en el PCCC tuvieron la opcion de mantener los pagares a cargo del FOBAPROA o de sustituirlos por otros similares emitidos por el IPAB. El contrato que obliga al IPAB a realizar el canje, ya se celebro en lo que toca al primer tramo del programa de saneamiento de lo que fue BBV-Mexico, cuyo importe neto de recuperacion en efectivo era de 4,050 millones de pesos al 31 de diciembre de 2002. El contrato necesario para efectuar el canje del resto de los pagares, cuyo importe neto de provisiones y recuperacion en efectivo era de 47,961 millones de pesos al 31 de diciembre de 2002, no se ha suscrito, porque el Banco considera indebida la posicion del IPAB, que pretende condicionarlo a la realizacion de revisiones y auditor as que ha ordenado, y que ser an adicionales y distintas a las previstas por la Ley del IPAB al efecto; estas ultimas se llevaron a cabo y concluyeron sin efectos adversos para Bancomer.

Toda vez que los terminos de referencia de las auditorias ordenadas por el IPAB, se basan en diversas recomendaciones de la Auditor a Superior de la Federacion (ASF) dependiente de la Camara de Diputados y con el objeto de que dicha orden no se considere jur dicamente consentida, el Banco ha sometido a la jurisdiccion de los tribunales federales la improcedencia de condicionar el canje a nuevas auditor as. Al efecto BBVA Bancomer ha promovido, junto con los demas bancos participantes en el PCCC, juicios de amparo en contra del IPAB y de la ASF, entre otras autoridades federales. Al mismo tiempo, sostiene negociaciones conjuntamente con los demas bancos, buscando resolver esta cuestion por medio de convenios. Llama la atencion que el Gobierno Federal tambien acudio a los tribunales por considerar indebida la actuacion de la ASF en relacion con el PCCC, con lo que dio inicio a una controversia constitucional que se desahoga a la fecha.

Al igual que los demas bancos del PCCC, BBVA Bancomer considera que obtendra resultados favorables de los amparos o de las negociaciones. En cualquier caso, de no ser as , puede conservar los pagares a cargo del FOBAPROA y del Gobierno Federal sin canjearlos por los del IPAB.

Riesgos de liquidez

Algunos bancos comerciales enfrentaron serios problemas de liquidez en forma periodica, como resultado de la crisis en Mexico a finales de 1994 y durante 1995, particularmente en relacion con el refinanciamiento de pasivos en dolares a corto plazo, en los mercados internacionales de capitales. El Grupo no puede asegurar que no enfrentara problemas de liquidez o restricciones de liquidez en el futuro. Aunque GFBB tiene contemplado poder pagar o refinanciar sus pasivos proyectados, no puede asegurar que podra restituir el pago de sus pasivos o refinanciarlos en condiciones favorables.

El Grupo preve que los clientes de Bancomer continuaran en el futuro proximo realizando depositos a corto plazo (particularmente depositos de exigibilidad inmediata y depositos a corto plazo) y pretende mantener el enfasis en el uso de los depositos bancarios como una fuente de financiamiento. La naturaleza de corto plazo de esta fuente de financiamiento puede representar un riesgo de liquidez para GFBB en el futuro, si los depositos no son efectuados en los volumenes esperados o si dichos depositos son retirados.

Riesgos sobre operaciones con moneda extranjera y de tasas de interes

Las disposiciones de Banco de Mexico establecen que un banco comercial puede mantener posiciones abiertas en moneda extranjera, cuyos montos no deberan exceder un nivel espec fico con respecto a su capital regulatorio. Asimismo, los pasivos expresados en monedas extranjeras deberan estar sujetos a un coeficiente de liquidez, de conformidad con dichas disposiciones. Aun cuando el Grupo ha cumplido con las disposiciones regulatorias antes mencionadas y sigue diversos procedimientos para la administracion de sus posiciones de riesgo en relacion con sus actividades y movimientos bancarios y de tesorer a, no puede asegurar que no sera objeto de perdidas con respecto a estas posturas en el futuro, ante la eventualidad de una alta volatilidad en el tipo de cambio y en las tasas de interes, cualquiera de los cuales podr a tener un efecto adverso importante sobre los resultados de las operaciones y la posicion financiera del Grupo.

1.4 Valores Inscritos en el RNV (Otros valores)

Los valores de BBVA Bancomer inscritos en el RNV son los detallados en la portada de este mismo reporte. Por los ultimos dos ejercicios, se han entregado los reportes sobre eventos relevantes, as como la informacion jur dica y financiera que se esta obligada a presentar de forma periodica, de conformidad con las disposiciones aplicables.

1.5 Cambios Significativos a los Derechos de Valores Inscritos en el RNV

Conversion de Grupo Financiero BBVA Bancomer, S.A. de C.V. en *Sociedad controladora filial*

En Asamblea General Extraordinaria de Accionistas, celebrada el 3 de octubre de 2001, se aprobo llevar a cabo la conversion de Grupo Financiero BBVA Bancomer, S.A. de C.V. en *Sociedad controladora filial*, de acuerdo con lo dispuesto en el art culo 27-H de la Ley para Regular las Agrupaciones Financieras, sujeta a que: (i) BBVA, a traves de su filial BBVA International Investment Corporation, incrementara su participacion accionaria en el Grupo a por lo menos el 51% del capital social y (ii) se obtuvieran las autorizaciones respectivas de las autoridades competentes.

De acuerdo a los oficios de la SHCP del 5 de abril y del 9 de mayo de 2002, se obtuvo la autorizacion para que Grupo Financiero BBVA Bancomer, S.A. de C.V. se convierta en sociedad controladora filial.

As , el 28 de junio de 2002, el Grupo se convirtio en sociedad controladora filial como consecuencia de que BBVAIIC, entidad subsidiaria al 100% de BBVA, alcanzo a detentar el 51.0% de las acciones representativas de su capital social. Como resultado de la conversion a sociedad controladora filial, el 19 de julio de 2002, se realizo el intercambio de acciones serie O por acciones serie F y B, lo cual no implica modificacion alguna a los derechos corporativos o patrimoniales de los accionistas, ni afecta los derechos de los accionistas minoritarios del Grupo. De esta forma las acciones serie O que detentaba BBVAIIC, fueron convertidas por acciones serie F, de acuerdo a la Ley de Agrupaciones Financieras.

Conversion anticipada de obligaciones subordinadas en acciones del Grupo

Con fecha 22 de mayo de 2002, entraron en circulacion 51,993,000 acciones representativas del capital social de GFBB, toda vez que en esa misma fecha se convirtieron en acciones 30,000,000 de obligaciones subordinadas convertibles necesariamente en acciones de GFBB, motivo por el cual el capital social pagado de GFBB se encuentra actualmente representado por 9,276,606,822 acciones.

Actualmente, GFBB no tiene en circulacion emisiones de obligaciones subordinadas de conversion obligatoria a capital.

1.6 Destino de los Fondos

De acuerdo a la disposicion aplicable y al proposito del presente reporte anual, no existe informacion que manifestar.

1.7 Documentos de Caracter Publico

De acuerdo a la disposicion aplicable y al proposito del presente reporte anual, no existe informacion que manifestar.

II. LA COMPANIA

2.1 Historia y Desarrollo de la Emisora

La denominacion social de la emisora es Grupo Financiero BBVA Bancomer, S.A. de C.V., con nombre de alto reconocimiento bajo la marca comercial "Bancomer". La emisora tiene sus antecedentes en la constitucion de Grupo Femsa, S.A. de C.V. (el grupo corporativo sucesor de la fusion entre Valores Monterrey Aetna, S.A. de C.V. o VAMSA y Fomento Economico Mexicano, S.A. de C.V. o FEMSA), el 16 de diciembre de 1991, que cambio su denominacion por la de Grupo Financiero Bancomer, S.A. de C.V. el 2 de marzo de 1992, y por la de Grupo Financiero BBVA Bancomer, S.A. de C.V. el 16 de agosto de 2000. La duracion de la sociedad es indefinida. Su oficina principal se encuentra ubicada en Avenida Universidad N° 1200, Mexico, D.F., 03339 y con numero telefonico (55) 5621-3434.

Evolucion de la Compan a

Bancomer —la principal subsidiaria del Grupo— se constituyo en la Ciudad de Mexico en 1932 bajo la denominacion de Banco de Comercio, S.A. En 1977, las distintas instituciones que formaban el Sistema Bancos de Comercio, fueron consolidadas en Banca Multiple, bajo el nombre de Bancomer. Esta fusion permitio a Bancomer mantener su arraigo con las comunidades locales y, simultaneamente ofrecer los servicios de una red bancaria en el ambito nacional.

Bancomer, al igual que la mayor a de los otros bancos comerciales mexicanos, fue nacionalizado el 1 de septiembre de 1982. A finales de los 80's, el Gobierno Federal inicio una serie de medidas para desregular el sistema financiero mexicano. Este proceso de desregulacion termino con la reprivatizacion de los bancos comerciales a principios de 1991, incluyendo a Bancomer.

En octubre de 1991, un grupo de inversionistas mexicanos, incluyendo a accionistas mayoritarios de VAMSA, obtuvieron el derecho de adquirir la mayor a de las acciones de Bancomer. Con la compra de Bancomer, los nuevos propietarios adquirieron el 56% de las acciones en circulacion de Bancomer en 8,564 millones de pesos (en terminos nominales).

Grupo Financiero Bancomer se formo el 16 de diciembre de 1991, con el fin de adquirir y mantener el control de Bancomer y otras instituciones financieras. GFB fue el sucesor corporativo de la fusion de las compan as afiliadas con VAMSA y Fomento Economico Mexicano, S.A. de C.V. Posteriormente, el grupo de inversionistas asigno a GFB el control de Bancomer e incremento su tenencia accionaria a traves de dos ofertas publicas y compras de acciones en el mercado. En mayo de 1993, el Gobierno Federal intercambio su participacion del 22.5% que ten a en Bancomer, por acciones con voto limitado de la serie L de GFB, representando una participacion del 21.0% en capital del Grupo. Estas transacciones junto con otras compras privadas de acciones, dieron a GFB el control en el capital de Bancomer cercano al 100%.

En marzo de 1996, Bank of Montreal adquirio una participacion accionaria en GFB del 16%.

En julio de 2000, BBVA adquirio el control de GFB, cuya denominacion social cambio al nombre de Grupo Financiero BBVA Bancomer, S.A. de C.V. Como parte de esta transaccion, BBV-Probursa, tenedora de la mayor parte del capital social de BBV-Mexico, fue fusionada en GFB. Previo a la fusion, BBVA realizo una contribucion al capital de BBV-Probursa por aproximadamente 1,400 millones de dolares en efectivo. Como resultado de dicha contribucion, BBVA obtuvo aproximadamente el 30% de participacion en el capital social de Grupo, mediante la emision de acciones serie O. De conformidad con el acuerdo celebrado entre BBVA y algunos accionistas del Grupo, BBVA tiene el derecho de nombrar 8 de los 15 miembros del Consejo de Administracion de BBVA Bancomer.

La contribucion de BBVA en el capital social de BBV-Probursa permitio, a su vez, el fortalecimiento financiero de Bancomer y BBV-Mexico. Una vez concluida la fusion con BBV-Probursa, el Grupo asigno 11,299 millones de pesos (en terminos nominales) a Bancomer y 1,784 millones de pesos (en terminos nominales) a BBV-Mexico, mediante la suscripcion de capital en ambas instituciones. Los 742 millones de pesos (en terminos nominales) restantes permanecieron en el Grupo.

En agosto de 2000, el Grupo adquirio Promex, un banco con sede en la ciudad de Guadalajara, Jalisco.

El 16 de agosto de 2000, surtio plenos efectos la fusion de Grupo Financiero Bancomer, S.A. de C.V., como fusionante, y Grupo Financiero BBV-Probursa, S.A. de C.V., como fusionada. Como consecuencia de la fusion, quedo integrado un Grupo resultante de dicha fusion con las siguientes entidades financieras:

- Bancomer, S.A., Institucion de Banca Multiple
- Banco Bilbao Vizcaya-Mexico, S.A., Institucion de Banca Multiple
- Casa de Bolsa Bancomer, S.A. de C.V.
- Casa de Bolsa BBV-Probursa, S.A. de C.V.
- Seguros Bancomer, S.A. de C.V.
- Seguros BBV-Probursa, S.A. de C.V.
- Fianzas Probursa, S.A. de C.V.

- Credito Familiar, S.A. de C.V., Sociedad Financiera de Objeto Limitado
- Pensiones Bancomer, S.A. de C.V.

Con fecha 6 de octubre de 2000, quedo formalizada la fusion entre Bancomer, S.A., Institucion de Banca Multiple, como fusionante, y Banca Promex, S.A., Institucion de Banca Multiple, como fusionada, misma concentracion que se llevo a cabo en cumplimiento del programa de apoyo para el saneamiento financiero de Promex y de conformidad con el Art culo Noveno Transitorio de la Ley del IPAB.

Con fecha 23 de octubre de 2000, se llevaron a cabo las Asambleas Generales Extraordinarias de Accionistas de Bancomer, S.A. y Banco Bilbao Vizcaya-Mexico, S.A., en las que se tomaron los respectivos acuerdos de escision y fusion, los que surtieron plenos efectos el 14 de diciembre de 2000. Por virtud de las escisiones y fusiones, se concentraron en Bancomer, S.A. las siguientes operaciones:

- Captacion y colocacion:
  - Banca Comercial
  - Banca de Gobierno
  - Banca Empresarial
  - Banca Corporativa
  - Mercados
- Tesorer a
- Pagares "FOBAPROA o IPAB" (esquema de flujos)
- Work Out (recuperacion de cartera)

Por su parte, BBV-Mexico, S.A. quedo facultado para realizar las siguientes operaciones:

- Operaciones:
  - Servicios Fiduciarios
  - Servicios de Avaluos
  - Sociedades de Inversion
  - Red de Cajeros Automaticos
- Banca de Inversion
- Tesorer a

Mediante los mencionados actos corporativos, permanecen las dos instituciones de credito, como entidades integrantes del Grupo, con facultades diversas pero complementarias.

Asimismo, en las Asambleas de referencia se acordo, con efectos a partir del 19 de enero de 2001, el cambio de denominacion de Bancomer, S.A., por la de BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, y la de Banco Bilbao Vizcaya-Mexico, S.A. por la de BBVA Bancomer Servicios, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer.

El 30 de noviembre de 2000, Casa de Bolsa BBV-Probursa, S.A. de C.V. y Casa de Bolsa Bancomer, S.A. de C.V. celebraron sus respectivas Asambleas Generales Extraordinarias de Accionistas, en las que se aprobo la fusion de Casa de Bolsa BBV-Probursa, S.A. de C.V., como sociedad fusionante, y Casa de Bolsa Bancomer, S.A. de C.V., como sociedad fusionada, subsistiendo jur dicamente la primera. En la misma Asamblea Extraordinaria de Accionistas de Casa de Bolsa BBV-Probursa, S.A. de C.V., se tomo el acuerdo de cambiar su denominacion por la de Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer, efectivo a partir del 22 de mayo de 2001.

Es tambien el 30 de noviembre de 2000 cuando el Grupo y BBVA y sus subsidiarias finalizaron la adquisicion del 49% del interes de Aetna Internacional en Afore Bancomer, Seguros Bancomer y Pensiones Bancomer. Con esta transaccion, el Grupo y sus subsidiarias incrementaron su participacion hasta 75% en Afore Bancomer y Seguros Bancomer y hasta 100% en Pensiones Bancomer. BBVA adquirio indirectamente el 25% restante de Afore Bancomer y Seguros Bancomer.

El 18 de diciembre de 2000, el Grupo, BBVA y BOM llegaron a acuerdos con relacion a la tenencia accionaria de BOM en el Grupo, la cual era de 1,000 millones de acciones serie O de GFBB. BBVA acordo adquirir de BOM 200 millones de acciones de GFBB en enero de 2001, a un precio de 5.935 pesos por accion.

El 4 de abril de 2001, GFBB anuncio que BBVA llego a un acuerdo con BOM para la compra de la totalidad de la tenencia accionaria remanente de BOM en GFBB, la cual ascend a a 812 millones de acciones serie O. Al cerrarse esta transaccion, BBVA alcanzo una participacion del 48.5% de las acciones en circulacion de GFBB. La compra se pacto a un precio de 6.44 pesos por accion, que correspondio al precio promedio de las acciones en las ultimas 30 sesiones de la Bolsa Mexicana de Valores previas al acuerdo. El monto total de la operacion ascendio a 548 millones de dolares, y se realizo en dos tramos. El

primer tramo, de 500 millones de acciones, fue adquirido el d a 5 abril de 2001. Con este primer paquete, BBVA alcanzo una participacion del 45% de las acciones en circulacion de GFBB. El segundo tramo, por 312 millones de acciones, se adquirio en el mes de mayo. Con esto, BBVA incremento su participacion en GFBB hasta el 48.5%.

En Asamblea General Extraordinaria de Accionistas de Grupo Financiero BBVA Bancomer, celebrada el 3 de octubre de 2001 se aprobaron los siguientes puntos:

- Se aprobo la venta de la participacion accionaria que el Grupo manten a en Credito Familiar, S.A. de C.V. y Seguros BBV-Probursa, S.A. de C.V. Estas ventas se realizaron en el mes de diciembre de 2001 y generaron una utilidad para el Grupo de 244 millones de pesos (en terminos nominales) aproximadamente. Credito Familiar, S.A. de C.V se vendio a Grupo Financiero Associates, subsidiaria de Citigroup, y Seguros BBV-Probursa, S.A. de C.V. se vendio a Globe Insurance Company Ltd, subsidiaria de Grupo Royal & Sun Alliance.
- Se aprobo la constitucion de una nueva sociedad denominada BBVA Bancomer Gestion, S.A. de C.V., como sociedad operadora de sociedades de inversion y su incorporacion a Grupo Financiero BBVA Bancomer, S.A. de C.V.
- Asimismo se aprobo la conversion de Grupo Financiero BBVA Bancomer, S.A. de C.V., en sociedad controladora filial, de acuerdo con lo dispuesto en la Ley para Regular las Agrupaciones Financieras, y sujeto a que Banco Bilbao Vizcaya Argentaria, S.A., a traves de su filial BBVA International Investment Corporation, incrementara su participacion accionaria en el Grupo a por lo menos el 51% del capital social y a las autorizaciones respectivas, las cuales fueron obtenidas.
- Se aprobo la incorporacion de Preventis, S.A. de C.V. como subsidiaria del Grupo. En Asamblea General Extraordinaria de Seguros Bancomer, celebrada el 16 de mayo de 2001, se aprobo la escision de Seguros Bancomer, para constituir una institucion de seguros especializada en el ramo de salud, a la que se le denomino Preventis, S.A. de C.V.

El 30 de noviembre de 2001, se constituyo BBVA Bancomer Gestion, S.A. de C.V., como una sociedad administradora de sociedades de inversion, en terminos de la Ley de Sociedades de Inversion. Esta compan a inicio sus operaciones el 4 de diciembre de 2001.

Eventos Relevantes

EL 26 de junio de 2002, el Gobierno Federal y el IPAB vendieron un total de 1,032,201,860 acciones de GFBB, equivalentes a 11% del capital social, en una oferta secundaria simultanea publica en Mexico y privada en mercados internacionales, a un precio de 8.10 pesos por accion. Banco Bilbao Vizcaya Argentaria, S.A. a traves de BBVAIIC, adquirio bajo condiciones de mercado y en igualdad de circunstancias de los demas accionistas, 276 millones de acciones en oferta, equivalente a 3% del capital social de GFBB. El Grupo no recibio recursos por la venta de estas acciones.

El 28 de junio de 2002, BBVA Bancomer se convirtio en sociedad controladora filial como consecuencia de que BBVAIIC, entidad subsidiaria al 100% de BBVA, alcanzo a detentar el 51.0% de las acciones representativas de su capital social. Dicha conversion fue autorizada por la Secretaria de Hacienda y Credito Publico el 9 de mayo de 2002.

El 19 de julio de 2002, como resultado de la conversion a sociedad controladora filial, se realizo el intercambio de acciones serie O por acciones serie F y B, lo cual no implica modificacion alguna a los derechos corporativos o patrimoniales de los accionistas, ni afecta los derechos de los accionistas minoritarios del Grupo.

2.2 Descripcion del Negocio

2.2.1 Actividad Principal

Grupo Financiero BBVA Bancomer es la compan a controladora de un grupo de empresas l deres en el mercado de servicios financieros en Mexico cuyas principales subsidiarias incluyen:

- BBVA Bancomer, S.A. institucion bancaria l der en Mexico, que a su vez tiene dos principales subsidiarias:
  - Administradora de Fondos para el Retiro Bancomer, S.A. de C.V., compan a de administracion de fondos para el retiro.
  - Bancomer Transfer Services Inc., empresa que ofrece servicios de transferencias de dinero.
- BBVA Bancomer Servicios, S.A. institucion bancaria especializada en la prestacion de servicios como fiduciarios, avaluos, etc.
- Casa de Bolsa BBVA Bancomer, S.A. de C.V. compan a que ofrece servicios de intermediacion bursatil, banca de inversion y asesor a patrimonial.
- Seguros BBVA Bancomer, S.A. de C.V., compan a que disena y comercializa productos de seguros (hogar, auto, vida) a traves de la red de sucursales del Banco.
- Pensiones Bancomer, S.A. de C.V., empresa que disena y comercializa productos de rentas vitalicias;

- BBVA Bancomer Gestion, S.A. de C.V., encargada de la administracion de las sociedades de inversion que se comercializan a traves de las diferentes redes de distribucion del Grupo.

La participacion del Grupo en estas subsidiarias es del 99.9% con excepcion de Seguros Bancomer en donde tiene una participacion del 75.0%, mientras que Bancomer tiene una participacion en Afore Bancomer del 75.0% y del 100% en BTS.

Modelo de Negocios
Bancomer se ha transformado de un banco de productos a un banco de clientes. Con el nuevo modelo de negocios, el cliente es la base alrededor de la cual se construyen redes de distribucion segun el perfil de cada segmento de clientes. El modelo se basa en una organizacion por segmentos, complementadas por una diversidad de canales de distribucion altamente eficientes, que atiende a clientes de manera especializada y que como objetivo final tiene el desarrollo de un conocimiento comercial profundo para la continua innovacion de productos y servicios.

El modelo segmenta el servicio por las caracter sticas del cliente. As , las personas f sicas son atendidas por la Banca Comercial o la Red Patrimonial y las personas morales por la Banca Comercial, la Banca de Empresas y Gobierno y la Banca Corporativa y de Inversion, a traves de la mayor red de sucursales del pa s, con mas de 1,660 oficinas en 524 plazas de la Republica Mexicana.


Personas f sicas
Personas morales
Red de Distribucion Unica
Sucursales 1,665
Cajeros Aut. 3,752
Ciudades 524
Areas Centrales
Productos
Canales remotos
Administracion de operaciones
Administracion de riesgos
52 sucursales de Banca Patrimonial
1,658 sucursales de Banca Comercial
6 sucursales de Banca Corporativa y de Inversion
75 sucursales de Banca de Empresas y 40 de Gobierno
251 sucursales de Banca Comercial y Ejecutivos esp.

Banca Comercial
Para Bancomer, el 2002 represento la consolidacion de tres ventajas competitivas fundamentales. Primero, la profundizacion del modelo de negocios de *Banco de Clientes* con el diseno de productos y servicios a la medida de las necesidades de cada segmento de clientela; segundo, la agilizacion en los procesos de colocacion de credito en las distintas redes de distribucion; y, por ultimo, el incremento en la rentabilidad por cliente mediante estrategias de segmentacion, precio e incentivos que promuevan el uso de canales alternos de distribucion mas eficientes.

Captacion
La captacion tradicional en 2002 estuvo impulsada principalmente por el crecimiento en depositos a la vista y en saldos administrados en sociedades de inversion. En depositos a la vista, el *Libretón* sigue siendo el producto l der en el segmento de ahorro, alcanzando un total de 8.0 millones de cuentas al cierre del ano, lo cual permitio continuar aumentando su cuota de mercado, no obstante, de partir de una base muy destacada.

El *Libretón* cuenta con una fuerte inversion publicitaria y el programa de sorteos de premios – ligados a saldos - mas reconocido del mercado, contribuyendo as al fomento del ahorro. Finalmente se renovo la certificacion del producto bajo el esquema ISO-9002.

Los depositos a la vista pasaron de representar el 40.9% de la captacion tradicional en 2001 a 47.2% un ano despues, con lo que mejoro de manera significativa la mezcla de captacion al acrecentar el componente de instrumentos de menor costo.

Por su parte, la captacion en sociedades de inversion de deuda de la Banca Comercial crecio 33.4% en 2002, atribuible a una mejor oferta de productos derivado de la reorganizacion del anaquel de fondos, al diseno de instrumentos de mayor sofisticacion para el segmento Patrimonial, al efecto de sustitucion de depositos a plazo por sociedades de inversion por parte de la clientela, as como al esfuerzo comercial de la red que contribuyo con 76% del incremento en saldos en sociedades de inversion de deuda del Grupo.

Al 31 de diciembre de 2002, la Banca Comercial gestiono recursos de clientes por un total de 212 millones de pesos.

Credito

Ante la expectativa de una moderada reactivacion en la demanda crediticia en 2002 como resultado de un entorno economico aun incierto, los esfuerzos de la Banca Comercial se enfocaron en la consolidacion de bases para un futuro crecimiento, al construir una ventaja competitiva con la iniciacion de la capacitacion de personal para distribuir credito a traves de la red.

Se profundizo la dispersion del proceso de otorgamiento de financiamiento a particulares sin modificar la centralizacion del control de riesgos. La Banca Comercial se encarga de la ejecucion del proceso de admision del credito, bajo los parametros y la normativa establecida por el area central de Riesgos del Grupo.

Como resultado de lo anterior, se ha agilizado el proceso de otorgamiento de productos de credito simples. Destaca el exito de la distribucion de creditos al consumo, como el *Creditón Nómina* (credito nomina) lanzado en abril de 2002 que supero expectativas al originar mas de 213,000 creditos en el ejercicio. Adicionalmente, en 2002 se colocaron mas de 50,000 tarjetas de credito por mes - destacando una mejora en el costo de adquisicion, ya que la red capto mas de la mitad de las cuentas nuevas, comparado con una tercera parte un ano antes - para alcanzar un total de 3.3 millones de plasticos, se otorgaron mas de 18,800 prestamos de auto y se incremento el monto de facturacion de tarjeta de credito en 15.4%, respecto al mes de diciembre de 2001.

La actividad comercial a lo largo del per odo ha sido intensa con campanas de fondos de inversion, seguros, credito nomina y tarjeta de credito, entre otras, y ha impulsado programas de apoyo a PYMEs (Pequenas y Medianas Empresas) mediante un plan de instalacion de terminales punto de venta sin costo, con lo cual se logro la afiliacion de 4,320 establecimientos nuevos.

El resultado de dicho esfuerzo comercial ha redundado en reforzar el liderazgo de la marca "Bancomer", misma que se ubica en la primera posicion tanto en nivel de recordacion como en presencia en la mente de los mexicanos, segun estudios de seguimiento de marca realizados por la empresa especializada Millward Brown.

Adicionalmente, con el objetivo de mantener una organizacion comprometida y motivada, se lanzo un programa de actitud en la red comercial en el ambito del *Proyecto Cliente*, inculcando los valores y principios que enmarcan la forma de conducir negocios en Bancomer.

Tras el exito de una compleja integracion, BBVA Bancomer avanza hacia el siguiente objetivo: el cliente. Por esta razon, nace el *Proyecto Cliente* en 2002 como un conjunto de programas implantados por las diversas areas del Grupo, cuyos avances son informados periodicamente al Consejo de Administracion y seguidos de forma puntual por el Director General. El proyecto contempla una meta clara en el mediano plazo: ser percibido como el banco que ofrece el mejor nivel de servicio en Mexico.

Los avances en este tema incluyen:

- Diferenciacion de servicio por segmento de clientes
- Incremento de 70% en domiciliaciones (cobranza v a debito automatico a una cuenta corriente o de ahorro)
- Reduccion de 63% en el numero de aclaraciones de cuentas personales
- Aumento en la capacidad de resolucion inmediata de aclaraciones en sucursal
- Modificacion de estados de cuenta, para mayor legibilidad y claridad
- Disminucion de 35% en tiempo de entrega de estados de cuenta
- Reduccion de 35% en el tiempo de contratacion y apertura de productos basicos
- Mejora en el conocimiento del cliente, gracias a la depuracion de la base de datos
- Incremento en disponibilidad de canales de distribucion, en promedio superior a 99%

Banca Patrimonial

Bancomer realizo importantes acciones para fortalecer su posicionamiento en el negocio de Banca Patrimonial. Este segmento del mercado esta integrado por clientes particulares de elevado patrimonio con necesidades de sofisticados

productos y servicios financieros de inversion. La Banca Comercial consolido una red de 52 sucursales especializadas a nivel nacional para el segmento Patrimonial.

La Banca Patrimonial, en conjunto con la unidad de negocio Casa de Bolsa y Asset Management participa en el diseno de estrategias para ofrecer productos de alto valor a sus clientes. Al 31 de diciembre de 2002, la Banca Patrimonial gestionaba recursos de clientes por 72,702 millones de pesos.

Banca Corporativa y de Inversion

La Banca Corporativa y de Inversion es un proyecto atribuible casi en su totalidad al 2002 ya que, a finales del ejercicio anterior, se creo esta area especializada en grandes corporativos con ventas anuales superiores a los 100 millones de dolares. El objetivo de esta unidad de negocio es ofrecer los mejores servicios de administracion de efectivo, banca de inversion y financiamiento bancario, para posicionar a Bancomer como el mejor proveedor de soluciones de valor, al apalancar la explotacion de las sinergias que representan la relacion global con clientes transnacionales y el liderazgo de la franquicia local.

Esta area ha ofrecido una respuesta a tres grandes cambios en el mercado: Primero, la desintermediacion, o transicion de financiamiento bancario a emisiones de papel, como resultado de un ambiente de menores tasas de interes y del desarrollo del mercado de inversionistas institucionales. Segundo, la mayor eficiencia operativa de las empresas, a ra z de la implantacion de sistemas de administracion sofisticados como el ERM (*Enterprise Resource Management* o Gestion de Recursos Empresariales) que ha permitido a la banca ofrecer servicios de valor agregado, para sustituir el ingreso tradicional v a margen financiero. Y por ultimo, la importancia que ha tomado la prudente administracion de riesgos ante la volatilidad de los mercados.

La respuesta al proceso de desintermediacion ha sido mediante el posicionamiento como l der en el mercado de emisiones de deuda corporativa en pesos, con 20.2% de participacion al cierre de 2002, segun Dealogic, y el primer lugar en operaciones co-gestionadas de financiamiento internacional del Grupo BBVA en America con 32.1% de cuota de mercado comparado con 10.3% un ano antes.

Por su parte, con el afan de ofrecer servicios de valor agregado, se implanto el sistema de CRM (*Customer Relationship Management* o Gestion de Relacion con Clientes) que hace posible obtener analisis detallados de la rentabilidad por cliente y su operatividad, as como detectar necesidades particulares para poder ofrecer productos y servicios a la medida.

Al 31 de diciembre de 2002, la cartera de credito otorgada por la Banca Corporativa y de Inversion ascend a a 52,959 millones de pesos, 4.4% mas que el ejercicio anterior.

Banca de Empresas y Gobierno

La segmentacion de la base de clientes es una estrategia central de Bancomer, pues al conocer sus necesidades, disenar y ofrecer productos y servicios que las satisfagan, ademas de especializar al personal, se brinda un servicio diferenciado de alta calidad.

Esta area cuenta con una red de sucursales con ejecutivos enfocados a dos segmentos muy importantes del mercado. La Banca de Empresas atiende a empresas medianas y grandes con ventas anuales superiores a los 30 millones de pesos. Por su parte, la Banca de Gobierno se ocupa de todas las instancias del gobierno: federal, estatal, municipal y organismos paraestatales.

Gestion integral: Por la naturaleza de los segmentos que abarca esta unidad de negocio, la atencion de sus clientes se encuentra personalizada a traves de un ejecutivo de cuenta asignado. Este es el primer responsable de mantener estrecha cercan a y conocer las necesidades del cliente, canalizando, ademas, a traves de el toda la relacion de negocio. Desde el primer trimestre del 2002, las empresas y entidades de gobierno son atendidas integralmente, por su ejecutivo, en todas sus necesidades financieras (credito, cuentas transaccionales, inversiones, divisas, banca electronica, etc.), contando con el apoyo de especialistas en productos sofisticados.

Vinculacion de clientes: La puesta en practica de la gestion integral de los clientes, aunada al lanzamiento de intensos planes comerciales, ha hecho posible fortalecer el posicionamiento de Bancomer en los segmentos de los que se encarga esta Banca. La relacion comercial con las empresas y gobiernos se robustecio de manera notable, al crecer en mas de 21% el numero de clientes que consumen 3 o mas productos y servicios.

Gestion del credito: El tener una red de sucursales para atender a empresas y entidades gubernamentales se sustenta principalmente en la capacidad de especializarse en la gestion del credito. Para esto, Banca de Empresas y Gobierno realizo una serie de acciones que la ubica en una mejor situacion para asumir el esperado crecimiento de la demanda de credito.

Se emprendio un ambicioso programa de formacion dirigido a toda la fuerza de ventas, con el objetivo de que el 100% de los ejecutivos este certificado en credito, mediante un plan que concluira en el 2003. Ademas, se integraron los diferentes sistemas informaticos para administrar la cartera de credito, con el objeto de tener una plataforma unificada y robusta.

Se constituyo una unidad de riesgos dentro del propio ambito de esta Banca, con facultades propias para contraste y autorizacion, bajo la normativa definida por el area central de Riesgos del Grupo, con la finalidad de acercar la decision de credito al cliente.

Se desarrollaron productos innovadores de autoservicio para el cliente, como *Crediproveedores* y *Crédito Líquido*, enfocados a financiar la cadena productiva del pa s, los cuales fueron lanzados a nivel piloto con un grupo de clientes y son operados mediante la banca electronica.

Gracias a estas medidas, crecio la contribucion de esta area a la cartera del Banco, de 22.2% en 2001 a 22.9% en 2002. Al cierre del ano, la Banca de Empresas y Gobierno contaba con una cartera total de 38,873 millones de pesos. Lo anterior estuvo enmarcado en un estricto cuidado del riesgo, lo que ademas se tradujo en la reduccion del ndice de cartera vencida.

Gestion de captacion: Como una derivada de gestionar intensamente la vinculacion y asumir, por parte del ejecutivo de cuenta, la relacion integral de negocios con el cliente, la Banca de Empresas y Gobierno obtuvo un incremento de 480 puntos base en su contribucion a la captacion tradicional del Banco, al pasar de 15.1% a 19.9%, alcanzando un total de 63,333 millones de pesos al cierre del ano. Este crecimiento estuvo sustentado en la favorable evolucion de los saldos en la captacion a plazo y en una estricta gestion del precio, lo que permitio contener el margen a pesar de la fuerte ca da de las tasas de interes.

Esquemas de pagos: Se desarrollo la infraestructura para el servicio de domiciliacion de recibos, para dinamizar la cobranza de las empresas y gobiernos. De esta manera se logro introducir este revolucionario servicio a mas de 100 de las principales empresas emisoras de recibos a nivel nacional.

La banca electronica entendida como eje para posicionar a Bancomer en medio de los flujos financieros de las empresas, es una ventaja competitiva indispensable en la nueva realidad del mercado empresarial. Durante 2002, la Banca de Empresas y Gobierno se volco a robustecer las prestaciones de sus dos principales productos electronicos: *Cash Windows* y *Bancomer.com*, con lo que logro poner a disposicion de sus clientes productos electronicos altamente competitivos, los cuales fueron contratados por un gran numero de clientes.

Debido a que tambien las entidades de gobierno estan viviendo una importante transformacion y modernizacion, se diseno para estos clientes un producto electronico llamado *e-gobierno*, el cual consiste en una solucion v a internet para administrar sus necesidades recaudatorias y de pagos. Al cierre de 2002, se ten an contratados seis estados de la republica y cinco municipios bajo este innovador esquema.

Casa de Bolsa y Asset Management
La unidad de negocio Casa de Bolsa y Asset Management de BBVA Bancomer es el proveedor exclusivo de estrategias de inversion, productos y servicios bursatiles del Grupo. A traves de la administracion de Bancomer Gestion y Casa de Bolsa Bancomer, esta unidad es responsable de gestionar los portafolios de terceros del Grupo.

En un entorno de escasa actividad en el mercado accionario en 2002, que en conjunto redujo su volumen operado en 24.4%, Casa de Bolsa Bancomer logro contener esta disminucion, al bajar unicamente 17.5%. En este ambito del negocio bursatil, se mantuvo el enfoque de la gestion de portafolios con productos institucionales e innovadores, como *Asset Management*, *Gestión Inducida* y *Cartera de Corto Plazo*. Al cierre del per odo, el valor de los activos manejados por esta area del Grupo que incluyen portafolios de personas f sicas e inversionistas institucionales como sociedades y fondos de inversion, Siefores, empresas de seguros, fondos privados de pensiones, entre otros, fue de mas de 195 mil millones de pesos, 6.3% mas que en 2001.

Mercados
El posicionamiento global del Grupo, aunado al valor de la franquicia, permitio mantener un alto volumen de operaciones en los mercados internacionales de deuda, significandose como el banco enlace entre Europa, Norteamerica y la red latinoamericana de BBVA.

En 2002, se reorganizo la unidad de Mercados en dos frentes, para potenciar el negocio recurrente con clientes: Tesorer a, que mantiene su operacion natural, y Distribucion, que se enfoca a la relacion mas cercana con el cliente. Adicionalmente, se fortalece la actividad de mercado con las unidades de Estrategia, Desarrollo de Negocios e Instituciones Financieras Internacionales.

En el ano, fue posible anticipar riesgos por los movimientos en la paridad peso-dolar, ante la crisis de credibilidad corporativa iniciada en los Estados Unidos, as como la inestabilidad pol tica en Venezuela y financiera en Brasil, sin perder presencia en los mercados. El Grupo mantiene el liderazgo absoluto como socio liquidador en el Mercado de Derivados (MexDer) con 61.1% de participacion, se ubico en un lugar prominente en volumen operado a traves de Broker Telefonico de la Bolsa Mexicana de Valores con 13.8% de participacion y logro el primer lugar en la intermediacion de Cetes con 17.9% de cuota, de acuerdo a datos obtenidos de la BMV.

Negocios No Bancarios

Afore Bancomer
En 2002, se intensificaron esfuerzos de optimizacion de afiliacion con un enfoque en empleados con mayor estabilidad laboral y nivel salarial, incrementando cerca de 10 puntos basicos el salario promedio por trabajador, sobre una base de 4.4 millones de personas. Por su parte, los fondos administrados alcanzaron un total de 69,778 millones de pesos, con un crecimiento de 22.6% en 2002 y una participacion de mercado de 21.6%, segun la CONSAR.

Seguros Bancomer
Por sexto ano consecutivo, en 2002 se mantuvo el liderazgo en el mercado de bancaseguros con una participacion del 38.3% en primas emitidas. La exitosa gestion comercial en sucursales origino un volumen de 1,350,000 polizas en el ejercicio, un aumento de 26.2% con respecto a 2001, con crecimientos en emision de polizas por segmento de negocio de 28.1% en vida, 37.4% en hogar y 10.3% en auto. De esta forma, los seguros no vinculados al credito registraron un incremento conjunto de 17.1% en 2002, con una contribucion del 70.0% a los ingresos de la compan a.

El solido desempeno tecnico y la eficiencia operativa permitieron a Seguros Bancomer mantener un ndice combinado total de 81.4% —el cual incluye intereses, derechos y recargos sobre polizas— nivel muy satisfactorio al compararse con los estandares de la industria.

Pensiones Bancomer
Pensiones Bancomer mantuvo el liderazgo en el mercado de pensiones con una participacion de 20.5% en terminos del monto constitutivo, mismo que ascend a a 10,304 millones de pesos al cierre de 2002, segun la AMIS, lo anterior, a pesar de que las rentas vitalicias emitidas por el Instituto Mexicano del Seguro Social se redujeron 80.0% en el segundo semestre.

Bancomer Gestion
El 30 de noviembre de 2001, y en cumplimiento de lo establecido en la Ley de Agrupaciones Financieras y la Ley de Sociedades de Inversion, as como por lo dispuesto por la Asamblea Extraordinaria de Accionistas del Grupo del 3 de octubre de 2001, se constituyo BBVA Bancomer Gestion. Esta nueva subsidiaria del Grupo, comenzo a operar el d a 4 de diciembre del mismo ano, con el principal objetivo de gestionar los activos de las sociedades de inversion del Grupo.

En su primer ano de operacion, Bancomer Gestion alcanzo un monto de activos administrados en sociedades superior a los 65,500 millones de pesos, destacandose la cuota de mercado de 23.8% que ubica a la gestora en el primer lugar en el mercado de fondos de inversion de deuda.

Bancomer Transfer Services
Este negocio registro un importe de 4,800 millones de dolares de transferencias de dinero en 2002, un incremento de 35.9% con respecto a 2001, a traves de 12.7 millones de transacciones. En este ano, se puso en marcha el proyecto de expansion global en otros pa ses de America Latina y Europa para conformar la mayor red de pagos en la industria.

En un ambito de vigoroso crecimiento, era necesario fortalecer la plataforma tecnologica propia, la cual cuenta con los mas altos ndices de seguridad, cumplimiento normativo y elevada calidad en el servicio de transferencias electronicas. Derivado de lo anterior, BTS obtuvo calificaciones de satisfactorio o superior en todas las auditor as de entidades regulatorias a que estuvo sujeta.

2.2.2 Canales de Distribucion

El principal canal de distribucion del Grupo es su red de 1,665 oficinas bancarias al 31 de diciembre del 2002, que son el eje de la relacion con los clientes. Adicionalmente, se cuenta con 3,752 cajeros automaticos y otros canales tales como internet y banca por telefono.

Del numero total de transacciones anuales —mas de 1,100 millones— se ha atendido un mayor porcentaje a traves de canales remotos (cajeros automaticos, telefono, internet, terminales punto de venta y domiciliacion), los cuales representan 73.7% del total en 2002, comparado con 70.1% en 2001.

Por su parte, en materia de canales remotos, se implementaron las siguientes iniciativas:

- Se integro la totalidad de unidades en la red de cajeros automaticos a una misma plataforma tecnologica, y se inicio un importante programa de modernizacion de la red que continuara en el ano 2003.
- Se unifico el servicio de *Línea Bancomer* a traves de un solo numero telefonico con menu de opciones y capacidad de atencion diferenciada por segmento de cliente.
- Se alcanzo un total de 113 proveedores con los que se puede contratar el servicio de domiciliacion de recibos a traves de Bancomer.
- Se agregaron mas de 541,300 pagos de recibos al esquema de domiciliacion, para alcanzar un total de 692,000 recibos de clientes domiciliados en cuentas de Bancomer.

Durante 2002 *Bancomer.com* fue uno de los principales canales de distribucion en el Grupo, con mas de 820 mil usuarios y 91 millones de transacciones. *Bancomer.com* es un servicio integral que ofrece seguridad y confidencialidad en operaciones de banca en l nea, al mismo tiempo que evita a los clientes la necesidad de acudir a la sucursal para efectuar operaciones bancarias, logrando con ello ahorros significativos en tiempo y dinero. Adicionalmente, en 2002, *Bancomer.com* aumento mas de cuatro veces su contribucion al ingreso, debido al cobro de servicios especializados de alto valor agregado.

Este portal se ha enfocado como un canal de distribucion de soporte para las areas de negocio que lo ofrecen como una opcion de acceso a servicios confiables: consulta de saldos y movimientos del d a; estados de cuenta de los ultimos dos meses; pago de tarjeta de credito Bancomer; pago de servicios como luz, telefono, television por cable y celular; traspaso entre cuentas propias; traspaso a terceros con cuenta en Bancomer o en otros bancos; inversiones; pago de impuestos; pago de servicios en convenio —que incluye mas de 4,000 proveedores — y cotizacion y adquisicion de seguros.

Se han sentado las bases para explotar las capacidades generadas por la integracion para entrar en una etapa de comercializacion de servicios financieros y funcionalidad de valor agregado por internet.

Por su parte, el Grupo tiene presencia en los Estados Unidos a traves de Bancomer Transfer Services, un negocio de transferencia de dinero, con oficinas en los estados de California, Nueva York y Texas. Asimismo, mediante acuerdos comerciales con remitentes independientes y con el Servicio Postal de los Estados Unidos, BTS ofrece estos servicios en mas de 25,000 puntos de venta.

2.2.3 Patentes, Licencias, Marcas y Otros Contratos

La emisora depende por su importancia de la marca "Bancomer" como signo visible que distingue los servicios que proporcionan sus principales entidades financieras de otros de la misma especie o clase en el mercado, la cual se ha venido renovando indefinidamente.

La emisora celebra contratos en el curso normal de sus negocios. Durante el ejercicio 2002, se llevaron a cabo varios contratos fuera del giro del negocio, entre ellos se encuentran: 1) contrato para el desarrollo de sistemas por un monto total de aproximadamente 12.0 millones de pesos; 2) contratos de mantenimiento de *software* por 44.6 millones de pesos, siendo el mayor por un monto de 3.3 millones de pesos y que se renuevan anualmente de acuerdo a las necesidades del negocio; 3) contratos por mantenimiento de *hardware* por 191.5 millones de pesos que incluye contratos de telecomunicaciones, siendo el mayor por un monto de 28.6 millones de pesos y tambien renovables anualmente; 4) contratos por telecomunicaciones de gasto telefonico por 515.5 millones de pesos; y 6) contratos de inversion en licencias y desarrollo por 66.0 millones de dolares, siendo el principal por 23.7 millones de dolares. Para todos los contratos anteriormente mencionados, se considera que no existe riesgo de que la renovacion pueda verse afectada.

2.2.4 Principales Clientes

Al 31 de diciembre de 2002, los 15 creditos mas grandes de Bancomer ascendan a 43,586 millones de pesos, que representaban el 25.7% de la cartera total (excluyendo creditos al FOBAPROA o al IPAB). De acuerdo con los criterios de calificacion de la cartera, emitidos por la CNBV, 7 de estos creditos estaban calificados en "A", 5 en "A1", 2 en "A2" y 1 en "B".

2.2.5 Legislacion Aplicable y Situacion Tributaria

El siguiente cuadro relaciona las disposiciones aplicables a la controladora y entidades financieras.

EMPRESA	MARCO LEGAL
Grupo Financiero BBVA Bancomer, S.A. de C.V.	Ley para Regular las Agrupaciones Financieras Reglas Generales para la Constitucion y Funcionamiento de Grupos Financieros Circulares de la Comision Nacional Bancaria y de Valores
BBVA Bancomer, S.A. BBVA Bancomer Servicios, S.A.	Ley de Instituciones de Credito Reglas de la Secretar a de Hacienda y Credito Publico Circulares de Banco de Mexico Circulares de la Comision Nacional Bancaria y de Valores
Casa de Bolsa BBVA Bancomer, S.A. de C.V.	Ley del Mercado de Valores Circulares de Banco de Mexico Circulares de la Comision Nacional Bancaria y de Valores
BBVA Bancomer Gestion, S.A. de C.V.	Ley de Sociedades de Inversion Circulares de la Comision Nacional Bancaria y de Valores
Seguros BBVA Bancomer, S.A. de C.V. Preventis, S.A. de C.V.	Ley General de Instituciones y Sociedades Mutualistas de Seguros Ley sobre el Contrato del Seguro Reglamento del Seguro de Grupo Reglamento de Agentes de Seguros y Fianzas Circulares de la Comision Nacional de Seguros y Fianzas
Pensiones Bancomer, S.A. de C.V. (1)	Ley General de Instituciones y Sociedades Mutualistas de Seguros Ley del Seguro Social Ley de los Sistemas de Ahorro para el Retiro Reglamento de la Ley de los Sistemas de Ahorro pra el Retiro Circulares de la Comision Nacional del Sistema de Ahorro para el Retiro
Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.	Ley del Seguro Social Ley de los Sistemas de Ahorro para el Retiro Reglamento de la Ley de los Sistemas de Ahorro pra el Retiro Circulares de la Comision Nacional del Sistema de Ahorro para el Retiro

(1) Actualmente se encuentra en trámite el cambio de razón social a Pensiones BBVA Bancomer, S.A. de C.V., ante el Registro Público de la Propiedad y Comercio de México, D.F.

Supervision y Regulacion de Grupos Financieros

Las principales disposiciones a las que debe ajustarse el Grupo Financiero BBVA Bancomer, S.A. de C.V., son las siguientes:

Autorizacion
Se requiere autorizacion de la Secretar a de Hacienda y Credito Publico para la constitucion y funcionamiento de grupos financieros. Estas autorizaciones son otorgadas o denegadas discrecionalmente por dicha Secretar a, oyendo la opinion del Banco de Mexico y de la Comision Nacional Bancaria y de Valores.

Integracion
Los grupos financieros deben estar integrados por una sociedad controladora y por algunas de las entidades financieras siguientes: almacenes generales de deposito, arrendadoras financieras, empresas de factoraje financiero, casas de cambio, instituciones de fianzas, instituciones de seguros, sociedades financieras de objeto limitado, casas de bolsa, instituciones de banca multiple, sociedades operadoras de sociedades de inversion y administradoras de fondos para el retiro.

El grupo financiero podra formarse con cuando menos dos tipos diferentes de las entidades financieras siguientes: instituciones de banca multiple, casas de bolsa e instituciones de seguros. En los casos en que el grupo no incluya a dos de las mencionadas entidades, debera contar por lo menos con tres tipos diferentes de entidades financieras de las citadas en el parrafo anterior que no sean administradoras de fondos para el retiro.

Revocacion
La Secretar a de Hacienda y Credito Publico, oyendo al Banco de Mexico, a la Comision Nacional Bancaria y de Valores, as como a la propia sociedad controladora, podra revocar la autorizacion para constituirse y operar como sociedad controladora, si esta o alguno de los demas integrantes del Grupo, incumplen lo dispuesto en la Ley para Regular las Agrupaciones Financieras o alguna de las normas que de ella emanan.

Control
El control de las asambleas generales de accionistas y de la administracion de todos los integrantes del grupo, debera tenerlo una misma sociedad controladora.

Dicha controladora debe ser propietaria, en todo tiempo, de acciones con derecho de voto que representen cuando menos el 51% del capital pagado de cada uno de los integrantes del grupo.

Objeto de la Controladora
La controladora tendra por objeto adquirir y administrar las acciones emitidas por los integrantes del grupo. En ningun caso podra celebrar operaciones que sean propias de las entidades financieras integrantes del grupo.

La duracion de la controladora sera indefinida y su domicilio debera encontrarse en territorio nacional.

Capital Social
El capital social de las sociedades controladoras filiales debe estar integrado por acciones de la serie F, representativas cuando menos del 51% de dicho capital. El 49% restante podra integrarse indistinta o conjuntamente por acciones series F y B.

Las acciones de la serie F deben ser adquiridas, directa o indirectamente, por una institucion financiera del exterior.

Las acciones de la serie B son de libre suscripcion.

Las acciones seran de igual valor, dentro de cada serie conferiran a sus tenedores los mismos derechos y deberan pagarse ntegramente en efectivo en el acto de ser suscritas. Las mencionadas acciones deben mantenerse en deposito en alguna institucion para el deposito de valores.

Las acciones de la serie F representativas del capital social de una sociedad controladora filial unicamente podran ser enajenadas previa autorizacion de la Secretar a de Hacienda y Credito Publico.

Enajenacion de Acciones
Las personas que adquieran o transmitan acciones de la serie B por mas del 2% del capital social de una sociedad controladora deberan dar aviso a la Secretar a de Hacienda y Credito Publico dentro de los tres d as habiles siguientes a la adquisicion o transmision.

L mites en la Tenencia
Ninguna persona f sica o moral podra adquirir, directa o indirectamente, mediante una o varias operaciones de cualquier naturaleza, simultanea o sucesiva, el control de acciones de la serie B por mas del 5% del capital social de la controladora. La Secretar a de Hacienda y Credito Publico podra autorizar, cuando a su juicio se justifique, un porcentaje mayor.

Aprobacion de los Nombramientos
La sociedad controladora debe informar a la Comision Nacional Bancaria y de Valores, los nombramientos de consejeros, director general y funcionarios de las dos jerarqu as inmediatas a la de este ultimo, dentro de los cinco d as habiles posteriores a su designacion, manifestando expresamente que los mismos cumplen con los requisitos aplicables.

La mencionada Comision, podra establecer mediante disposiciones de caracter general, los criterios mediante los cuales deberan integrar los expedientes, que acrediten el cumplimiento de los requisitos para ser designados consejeros, director general o directivos de las dos jerarqu as inferiores a la de aquel. En ejercicio de dicha facultad, la Comision dio a conocer las mencionadas disposiciones, las que se publicaron en el Diario Oficial de la Federacion el 1 de marzo de 2002.

Convenios de Responsabilidad
La controladora y cada una de las entidades financieras integrantes de un grupo suscribiran un convenio conforme al cual la controladora respondera subsidiaria e ilimitadamente del cumplimiento de las obligaciones a cargo de las entidades financieras del grupo, correspondientes a las actividades que, conforme a las disposiciones aplicables, le sean propias a cada una de ellas, aun respecto de aquellas contra das por dichas entidades con anterioridad a su integracion al grupo.

Inspeccion y Vigilancia
La controladora estara sujeta a la inspeccion y vigilancia de la Comision Nacional Bancaria y de Valores.

La contabilidad que la controladora deba llevar se ajustara al catalogo y reglas que al efecto autorice la citada Comision, la que ademas fijara las reglas para la estimacion de sus activos.

La controladora estara obligada a recibir las visitas de la Comision y a proporcionarle los informes en la forma y terminos que la misma solicite.

Intervencion Administrativa
Cuando en virtud de los procedimientos de supervision la autoridad competente encuentre que la controladora comete irregularidades graves en contravencion a la legislacion financiera o a las disposiciones que emanen de ella, el Presidente de la Comision dictara las medidas necesarias para regularizar las actividades de la sociedad controladora, senalando un plazo para tal efecto. Si transcurrido el plazo mencionado, la controladora no ha regularizado su situacion, el Presidente de la referida Comision podra, sin perjuicio de las sanciones que procedan, declarar la intervencion administrativa de la controladora, designando al efecto un interventor con objeto de que se suspendan, normalicen o resuelvan los actos irregulares.

Adquisicion de Acciones
Las entidades financieras integrantes de un grupo solo podran adquirir acciones representativas del capital de otras entidades financieras, de conformidad con las disposiciones aplicables, y sin exceder del 1% del capital pagado de le emisora. En ningun caso participaran en el capital de los otros integrantes del grupo.

Las entidades financieras que formen parte de un mismo Grupo, no podran otorgar financiamientos para la adquisicion de acciones representativas de su propio capital, ni de acciones de la sociedad controladora o de cualquier otra entidad financiera integrante de este mismo Grupo. De igual manera, no podran recibir en garant a acciones de entidades financieras, de sociedades controladoras o de uniones de credito, salvo que cuenten con la autorizacion de la Secretar a de Hacienda y Credito Publico, oyendo la opinion del Banco de Mexico y de la Comision Nacional Bancaria y de Valores.

Buros de Credito
Las entidades financieras, aun cuando no formen parte de un grupo financiero, podran proporcionar informacion a empresas que tengan por objeto la prestacion del servicio de informacion sobre operaciones de credito.

Supervision y Regulacion de Instituciones de Credito

Las operaciones de los bancos son reguladas y supervisadas por la Secretar a de Hacienda y Credito Publico, el Banco de Mexico y la CNBV.

La Secretar a de Hacienda y Credito Publico, a traves de la CNBV, posee amplios poderes regulatorios sobre el sistema bancario. Los bancos estan obligados a entregar informes periodicos a las autoridades regulatorias, las cuales consideran a esta funcion como fundamental para poder supervisar a los bancos. Los informes a los reguladores de la banca a menudo se complementan con reuniones periodicas entre la alta administracion de los bancos y altos funcionarios de la Secretar a de Hacienda y Credito Publico. Los bancos deben presentar sus estados financieros mensuales, no auditados, as como sus estados financieros anuales auditados a la CNBV, para que esta institucion los estudie. Ademas, los bancos tienen la obligacion de publicar en la prensa nacional sus balances generales trimestrales, sin auditar, y sus balances generales anuales auditados. La CNBV puede ordenar a un banco que corrija y vuelva a publicar los balances generales mencionados.

La CNBV esta facultada para imponer multas en caso de que no se cumpla con las disposiciones de la Ley Bancaria, la Ley del Banco de Mexico o con las normas promulgadas bajo las mismas. Ademas, el Banco de Mexico tiene autoridad para imponer multas y sanciones administrativas en caso de que no se cumpla con las disposiciones de la Ley del Banco de Mexico. Las violaciones a disposiciones especificadas de la Ley de Instituciones de Credito estan sujetas a sanciones administrativas y a penas criminales.

La CNBV puede declarar una intervencion gerencial de acuerdo con los art culos 137 y 138 de la Ley Bancaria y, en dicho caso, nombrara un interventor gerente (la "intervencion de la CNBV").

Solo se realizara una intervencion de la CNBV de acuerdo con los art culos 137 y 138 de la Ley Bancaria si la CNBV, a su propia discrecion, despues de haber realizado un procedimiento de inspeccion, considera que un banco esta realizando transacciones que no cumplen con las leyes y normas aplicables y que pueden repercutir negativamente en la estabilidad o solvencia del banco o los intereses del publico o de los acreedores del banco.

El interventor gerente nombrado por la CNBV asumira la autoridad del consejo de administracion y de la direccion general del banco. El interventor gerente tendra la autoridad maxima permitida por las leyes aplicables, para representar y administrar el banco, le reportara al Presidente de la CNBV y no tendra ninguna responsabilidad frente al Consejo de Administracion ni ante los accionistas del banco. El nombramiento del interventor gerente se debe registrar en el Registro Publico de la Propiedad y del Comercio de Mexico, D.F., para que tenga validez.

Las principales disposiciones a las que deben ajustarse las subsidiarias bancarias de Grupo Financiero BBVA Bancomer, S.A. de C.V., son las siguientes:

Otorgamiento de Autorizaciones a Bancos Comerciales
Se requiere de la autorizacion del Ejecutivo Federal para poder llevar a cabo actividades bancarias. La Secretar a de Hacienda y Credito Publico, previa consulta con el Banco de Mexico y con la CNBV, puede autorizar el establecimiento de bancos nuevos, sujetos a condiciones m nimas de capital. El capital m nimo que se exige a nuevos bancos comerciales es del 0.12% del capital agregado total del sistema bancario. Los bancos deben dar aviso a la Secretar a de Hacienda y Credito Publico e insertar en una publicacion periodica de amplia circulacion de la localidad de que se trate, un aviso dirigido al publico que contenga la informacion relativa a la apertura, reubicacion o clausura de las sucursales respectivas, con una anticipacion de 30 d as naturales a la fecha en que se tenga programada. Antes de abrir, cerrar o reubicar una oficina de cualquier tipo fuera de Mexico o transferir activos o pasivos de las sucursales, es necesario contar con la aprobacion de la Secretar a de Hacienda y Credito Publico.

Capitalizacion
El 22 de septiembre de 1999, las autoridades financieras anunciaron un programa de dos pasos para fortalecer la solvencia y calidad del capital de los bancos y mejorar los estandares de revelacion de la industria bancaria.

El primer paso inclu a la emision de las Reglas de Capitalizacion de 1999 y las Reglas de Calificacion de Cartera de 1999. El proposito de las Reglas de Capitalizacion de 1999 es equiparar las normas de capitalizacion aplicables a los bancos mexicanos con las normas de capitalizacion internacionales, en particular a las recomendaciones del Comite de Basilea, para la supervision de la actividad bancaria (*Basel Committee on Banking Supervision*), y adoptar reglas de reconocimiento mas estrictas en relacion con los impuestos diferidos y un mecanismo de valuacion de activos fijos. Las Reglas de Calificacion de Cartera de 1999 se establecieron para proveer un marco mas preciso para el calculo de reservas con base en diferentes niveles de riesgo de credito.

El segundo paso del programa consistio en adoptar una reglamentacion adicional que permitiera implementar las Reglas de Calificacion de Cartera de 1999. Esta reglamentacion tambien modifico ciertas normas contables aplicables a bancos comerciales.

Los bancos deben mantener niveles espec ficos de capital total y de capital basico como porcentaje de los activos ponderados por riesgo, equivalente al 8% y 4%, respectivamente. El capital total se compone de capital basico y capital complementario. Bajo las Reglas de Capitalizacion de 1999, algunos activos de impuestos diferidos dejaran de formar parte del capital basico en la medida en que dichos activos excedan los siguientes porcentajes del capital basico: 80% en el ano 2000, 60% en 2001, 40% en 2002 y 20% en 2003 y en adelante. A diferencia de lo que suced a con las reglas de capitalizacion anteriores, bajo las cuales algunas inversiones, incluidas las inversiones en empresas privadas, formaban parte del capital basico, con las Reglas de Capitalizacion de 1999 se eliminan de la definicion de capital basico las inversiones en empresas no financieras, empresas no cotizadas en bolsas de valores y ciertas inversiones en el capital de fondos de capital de riesgo. Los porcentajes de inversiones en empresas no financieras, deducibles del capital basico son los siguientes: 20% en el ano 2000, 40% en 2001, 60% en 2002, y 100% en 2003 y en adelante. Sin embargo, las Reglas de Capitalizacion de 1999 establecen que las inversiones llevadas a cabo por los bancos en relacion con reestructuraciones de la deuda se restaran de capital basico, transcurridos 5 anos de haberse efectuado. Las emisiones nuevas de deuda subordinada convertible pueden, bajo las Reglas de Capitalizacion de 1999, contabilizarse solo como capital complementario pero no como capital basico. La clasificacion de deuda subordinada convertible en circulacion continuara como capital basico o capital complementario hasta que se convierta o hasta su vencimiento, de acuerdo con las reglas de capitalizacion previas. Adicionalmente, las Reglas de Capitalizacion de 1999 permiten a los bancos el emitir instrumentos de capitalizacion nuevos, incluyendo valores similares a las "notas de capitalizacion bancaria" ampliamente utilizadas en otros pa ses como los Estados Unidos. Los recursos provenientes de estos valores se pueden contabilizar como capital basico o capital complementario, dependiendo de sus condiciones. Sin embargo, estos recursos no pueden representar mas del 15% del total de capital basico. Bajo las Reglas de Capitalizacion de 1999, se excluyen de la definicion de capital basico, los gastos de organizacion, as como otros activos intangibles. En el capital complementario, se pueden incluir reservas generales de acuerdo a lo que se establece en las Reglas de Calificacion de Cartera, es decir, las equivalentes a las de calificacion B y C anteriores hasta por un monto equivalente al 1.25% de los activos en riesgo de credito.

El capital basico debe representar por lo menos el 50% del capital total en todo momento. No cumplir con estos requisitos de capital puede resultar en penalizaciones importantes, incluyendo restricciones a la facultad de otorgar nuevos creditos, una disminucion obligatoria en la cartera de creditos as como sanciones regulatorias que pueden incluir la imposicion de multas por un valor de hasta 5% del capital social y reservas de capital.

Bajo las Reglas de Capitalizacion de 1999, el capital total de un banco debe ser suficiente para cubrir los requerimientos de tanto riesgos de mercado como riesgos de credito.

Las instituciones de credito del Grupo y las subsidiarias de las mismas que operan en el sector financiero cumplen con las normas aplicables de capitalizacion.

La CNBV tiene autoridad discrecional, con base en la opinion del Banco de Mexico, para exigir a un banco que aumente su capital. El Banco de Mexico puede, con base en la opinion de la CNBV, permitir el no cumplimiento con las reglas de capitalizacion, de forma temporal.

Todos los bancos deben crear reservas legales, contabilizadas como parte del capital basico. Los bancos deben asignar 10% de su utilidad neta a esa reserva cada ano hasta que la reserva legal sea equivalente al 100% de su capital social. El resto de la utilidad neta, en la medida en que no se distribuya a los accionistas, se agrega a la cuenta de utilidades retenidas. De acuerdo con la Ley Bancaria, no se puede utilizar la reserva legal para pagar dividendos.

De acuerdo con la autorizacion recibida de la Secretar a de Hacienda y Credito Publico, el monto total de las notas de capital emitidas por Bancomer en febrero de 2001, se puede contabilizar como capital basico, siempre que dos anos antes de la fecha de vencimiento estipulada, solo el 50% se contabilice como capital basico y el ano previo a la fecha de vencimiento estipulada solo el 20% se contabilice como capital basico, considerando, sin embargo, que las notas de capital no representen mas del 15% del capital basico total.

El 14 de mayo de 2002, la Secretar a de Hacienda y Credito Publico publico modificaciones a sus reglas de capitalizacion. Las modificaciones principales a las reglas incluyen las siguientes:

- Las inversiones en empresas relacionadas, incluyendo empresas que cotizan en bolsa, se deducen del capital basico. Si la inversion en una empresa relacionada proviene de una reestructura de deuda, se deduce despues de 5 anos.
- Los faltantes de capital regulatorio en inversiones en entidades financieras con requerimientos de capitalizacion reglamentarios, se deducen del capital basico.
- Los creditos hipotecarios con garant as de bancos de desarrollo se ponderan por riesgo: al 10% la parte garantizada por estos bancos y al 50% la parte no garantizada.
- Los creditos hipotecarios otorgados con fondos del INFONAVIT (Instituto del Fondo Nacional para la Vivienda de los Trabajadores), se ponderan por riesgo al 75%.

Requisitos de Reservas y Coeficientes de Liquidez
Pasivos denominados en Pesos y UDIS

Actualmente no se imponen a los bancos coeficientes de requerimientos de reservas ni de liquidez en relacion con sus pasivos denominados en Pesos o en UDIS.

Pasivos Denominados en Moneda Extranjera
De acuerdo con regulaciones del Banco de Mexico, se impone a los pasivos de los bancos denominados en moneda extranjera un requerimiento de invertir en activos l quidos (coeficiente de liquidez), un importe equivalente a la cantidad obtenida de sumar: a) la diferencia entre pasivos y activos netos computables, con un plazo de vencimiento menor o igual a 60 d as; y b) el resultado de multiplicar los pasivos netos computables, con vencimiento de 60 d as o menos por un factor de porcentaje que depende del vencimiento restante del pasivo. Este factor equivale hasta el 50 % del principal del pasivo en el d a anterior a su fecha de vencimiento. El Banco de Mexico, define adicionalmente los activos l quidos, que son basicamente instrumentos y depositos de alta liquidez y de bajo riesgo, entre los que se incluyen: (i) efectivo denominado en dolares americanos o cualquier otra moneda sin restricciones de conversion ni de transferencia a dolares americanos; (ii) depositos en Banco de Mexico; (iii) pagares y notas emitidos por el gobierno estadounidense o por sus Agencias, con garant a incondicional del mismo gobierno; (iv) depositos a la vista y de uno a siete d as, en instituciones financieras extranjeras con clasificacion igual o mayor a P-2 de Moody's o A-2 de S&P; (v) depositos denominados en moneda extranjera realizados con instituciones financieras extranjeras con clasificacion igual o mayor a P-2 de Moody's o A-2 de S&P que permitan su retiro parcial o total a la vista o a un d a; (vi) inversiones en sociedades o fondos de inversion que el Banco de Mexico determine a propuesta de los bancos; y (vii) la parte no dispuesta de l neas de credito otorgadas por instituciones financieras extranjeras con clasificacion igual o mayor a P-2 de Moody's o A-2 de S&P, sujetas a ciertos requisitos. Estos activos l quidos no se pueden otorgar como garant a, prestar o ser sujetos de operaciones de reporto u otra transaccion similar que pueda limitar su libre transferencia. Ademas, el total del pasivo neto promedio ajustado por vencimiento que pueda estar denominado o indizado en moneda extranjera de los bancos y sus agencias, sucursales o subsidiarias en el extranjero (calculado trimestralmente sobre la base de promedios diarios) se limita a 1.83 veces el capital basico, calculado a partir del tercer mes previo al mes aplicable.

IPAB
La Ley del IPAB, que entro en vigor el 20 de enero de 1999, establece los criterios para la creacion, organizacion y funciones del IPAB, la nueva agencia de proteccion de depositos bancarios. El IPAB es un organismo publico que regula el apoyo financiero otorgado a los bancos para la proteccion de los depositos bancarios.

La Ley del IPAB establece que los bancos tienen la obligacion de proveer al IPAB la informacion que requiere para evaluar su situacion financiera, as como de notificar al IPAB acerca de cualquier situacion que pudiera afectar su estabilidad financiera. La Ley del IPAB expresamente excluye la entrega de estos datos de las disposiciones de secreto bancario contenidas en la Ley Bancaria. La Ley del IPAB establece que el IPAB y la CNBV pueden compartir informacion y bases de datos de bancos.

Solo en casos excepcionales puede el IPAB otorgar apoyo financiero a bancos. El otorgamiento de este tipo de apoyo extraordinario esta sujeto a requisitos especiales, tales como la elaboracion de un estudio tecnico elaborado por un consultor externo de prestigio reconocido, la opinion favorable de la CNBV, un plan para corregir la situacion financiera del banco receptor de la ayuda y la aprobacion por parte de la Junta de Gobierno del IPAB. La duracion del apoyo extraordinario con respecto a la liquidez no puede ser superior a seis meses, per odo que se puede prorrogar una sola vez; sin embargo, otros programas de ayuda extraordinaria no tienen ningun l mite de tiempo conforme a la Ley. El IPAB puede ejercer un derecho de retencion sobre el capital social del banco que reciba la ayuda. La ayuda puede ser en la forma de adquisicion de acciones u obligaciones subordinadas emitidas por el banco, asuncion de obligaciones o adquisiciones de activos u otorgamiento de creditos. La Ley del IPAB establece que en los casos en que el IPAB otorgue apoyo financiero a un banco, la Junta de Gobierno del IPAB puede designar una "administracion cautelar". El IPAB nombrara un administrador unico del banco ("el interventor") para llevar a cabo la administracion cautelar y substituira la autoridad de los accionistas y del consejo de administracion del banco en cuestion.

El IPAB se encargara de la administracion y venta de los creditos, derechos, acciones y todos los demas activos que adquiera para llevar a cabo su actividad de acuerdo con la Ley del IPAB, para poder maximizar su valor de recuperacion. El IPAB debe

garantizar que la venta de los activos se haga publicamente y promovera procedimientos objetivos y transparentes. El Ejecutivo Federal esta obligado a presentar al Congreso un informe anual elaborado por el IPAB que incluya de forma detallada todas las transacciones realizadas por el IPAB al 31 de diciembre de cada ano.

El IPAB es regido por una Junta de Gobierno conformada por siete vocales: (i) el Secretario de Hacienda y Credito Publico; (ii) el Gobernador del Banco de Mexico; (iii) el Presidente de la CNBV y (iv) cuatro vocales independientes designados por el Ejecutivo Federal y aprobados por las dos terceras partes de los miembros del Senado. Ninguna persona que haya ocupado el puesto de Secretario de Hacienda y Credito Publico, Gobernador del Banco de Mexico o Presidente de la CNBV entre 1995 y 1997 y que, como tal, haya sido miembro del Comite Tecnico del FOBAPROA, puede participar en la Junta de Gobierno del IPAB ni ejercer como su secretario ejecutivo.

El FOBAPROA seguira operando en el corto plazo solo para administrar los programas de capitalizacion y compra de cartera existentes. La Secretar a de Hacienda y Credito Publico y el Banco de Mexico estan obligados a llevar a cabo las acciones necesarias para la cancelacion del FOBAPROA.

El seguro de deposito que ofrece el IPAB a los depositantes de un banco se pagara en el momento en que se determine la liquidacion, suspension de pagos o quiebra de un banco. El IPAB actuara como liquidador o receptor en estos casos, ya sea directamente o mediante la designacion de un representante. A partir del 1 de enero de 2005, el IPAB garantizara las obligaciones de los bancos con sus depositantes y acreedores solo hasta la cantidad de 400,000 UDIS por persona, por banco.

El sistema de obligaciones garantizadas estipulado en la Ley del IPAB entrara plenamente en vigor a partir del d a 1 de enero de 2005. Existe un per odo de transicion entre la constitucion del IPAB y el 31 de diciembre de 2004. El 31 de mayo de 1999, el IPAB publico los lineamientos para la implantacion gradual del nuevo sistema de seguros de los depositos durante el per odo de transicion. La garant a que ofrece el IPAB sobre los pasivos de los bancos se esta reduciendo de forma gradual conforme a las siguientes siete etapas: (1) Primera Etapa: a partir del 1 de junio de 1999, entre los pasivos bancarios que pierden la garant a del IPAB se encuentran las obligaciones subordinadas, algunos creditos interbancarios, pasivos a favor de instituciones financieras que pertenecen a un mismo grupo financiero, pasivos que no cumplen con las normas legales de control o administrativas o con practicas bancarias solventes (siempre y cuando el beneficiario no haya actuado de buena fe), pasivos y depositos a favor de los accionistas del banco, miembros del consejo, gerentes destacados, abogados de hecho con poderes administrativos y gerentes generales, as como los pasivos que se deriven de actividades il citas relacionadas con el lavado de dinero. (2) Segunda Etapa: a partir del 1 de enero de 2000, los pasivos bancarios que el IPAB dejara de garantizar seran, ademas de los estipulados en la primera etapa, los pasivos relacionados con instrumentos derivados basados en acciones y en metales. (3) Tercera Etapa: a partir del 1 de enero de 2001, se incluye entre los pasivos bancarios que ya no estan garantizados por el IPAB, ademas de los estipulados en las primeras dos etapas, todas las transacciones en instrumentos derivados que se lleven a cabo en un mercado bursatil reconocido. (4) Cuarta Etapa: a partir del 1 de enero de 2002, los pasivos bancarios que ya no estaran garantizados por el IPAB seran los estipulados en las etapas anteriores ademas de los depositos en garant a de pagos a la hacienda publica, contribuciones a favor de la Tesorer a Federal y cuentas de valores liquidables. (5) Quinta Etapa: a partir del 1 de enero de 2003, los pasivos bancarios que ya no estaran garantizados por el IPAB seran los estipulados en las etapas anteriores y todos los pasivos cuyo valor exceda a diez millones de UDIS por persona. (6) Sexta Etapa: a partir del 1 de enero de 2004, el IPAB dejara de garantizar todos los pasivos bancarios, salvo los depositos y creditos que se ajusten a las secciones I y II del Art culo 46 de la Ley de Instituciones de Credito y cuyo valor no exceda los cinco millones de UDIS por persona por banco. (7) Septima Etapa: a partir del 1 de enero de 2005, el IPAB dejara de garantizar todos los pasivos bancarios, salvo los depositos y creditos cuyo valor no exceda 400,000 UDIS por persona por banco, con la excepcion de instrumentos negociables y notas al portador, pasivos a favor de instituciones financieras, de afiliados al banco, de pasivos fuera del curso normal o creados en mala fe o relacionados con el lavado de dinero o cualquier otra actividad ilegal.

Los bancos estaran obligados a pagar al IPAB contribuciones tanto ordinarias como extraordinarias en funcion de las determinaciones de la Junta de Gobierno del IPAB. El 31 de mayo de 1999, el IPAB publico los lineamientos que regulan las contribuciones ordinarias. Los lineamientos no establecen contribuciones ordinarias distintas para cada banco en funcion de su solidez patrimonial y otros factores de riesgo, como se hab a anunciado anteriormente. En relacion con estos lineamientos, todos los bancos estan obligados a pagar al IPAB una contribucion ordinaria mensual equivalente a 1/12 de 0.4% de sus depositos y algunos otros pasivos particulares. La base para calcular las contribuciones ordinarias es el total de los pasivos de cada banco, menos: (i) instrumentos de deuda a plazo emitidos por otros bancos comerciales; (ii) creditos a otros bancos comerciales; (iii) creditos del IPAB; (iv) obligaciones de conversion obligatoria emitidas por bancos comerciales; y (v) algunas operaciones a futuro. El IPAB tambien puede imponer contribuciones extraordinarias a los bancos cuyo total no puede exceder, en un ano, el 0.3% de los depositos de los bancos. Conjuntamente, las contribuciones ordinarias y las extraordinarias no pueden superar, anualmente, el 0.8% de los pasivos con que cuente cada banco en un ano determinado.

El Congreso asigna una dotacion anual de fondos al IPAB para que administre y atienda el pasivo del IPAB, pero este pasivo no se contabiliza como deuda del sector publico. En situaciones de emergencia, el IPAB esta autorizado para aumentar su grado de endeudamiento cada tres anos en una cantidad que no exceda el 6% de los pasivos totales de los bancos.

Diversificacion de Riesgos en la Realizacion de Operaciones Activas y Pasivas

EL 30 de abril de 2003, la SHCP publico las modificaciones a las reglas del l mite de financiamiento y captacion de recursos, las cuales entraran en vigor a partir del 1 de julio de 2003. Las nuevas reglas tienen como proposito que las instituciones de credito limiten la concentracion de riesgo en sus operaciones activas y pasivas.

Se establece un l mite a la concentracion del riesgo crediticio aplicable a una persona o, en su caso grupos de personas que constituyan riesgos comunes para una institucion de credito, en funcion del capital basico de la propia institucion, con la finalidad de mantener una sana relacion entre dicho riesgo por concentracion y el grado de capitalizacion de la institucion de credito.

En el caso de las personas f sicas, el Riesgo Comun es aquel que representa el deudor y las personas f sicas que dependan economicamente del primero, as como las personas morales que sean controladas, directa o indirectamente, por el propio deudor, con independencia de que pertenezcan o no a un mismo grupo empresarial o consorcio.

Por su parte, en el caso de personas morales, el Riesgo Comun aplica cuando se presentan las siguientes circunstancias: 1) la persona o grupo de personas f sicas y morales que actuen en forma concertada y ejerzan, directa o indirectamente, la administracion a t tulo de dueno, o el control de la persona moral acreditada; 2) las personas morales que sean controladas, directa o indirectamente por el propio deudor, con independencia de que pertenezcan o no a un mismo grupo empresarial o, en su caso, consorcio; 3) las personas morales que pertenezcan al mismo grupo empresarial o, en su caso, consorcio.

Operaciones Activas

El l mite maximo de credito que una institucion de credito podra otorgar a una misma persona o grupo de personas que representen riesgo comun se consideren como una sola, se debera determinar de acuerdo a la siguiente tabla:

Nivel de Capitalizacion	**L mite maximo de financiamiento calculado sobre el capital basico de la institucion de credito que se trate :**
Mas del 8% y hasta 9%	12%
Mas del 9% y hasta 10%	15%
Mas del 10% y hasta 12%	25%
Mas del 12% y hasta 15%	30%
Mas de 15%	40%

Bajo estas nuevas reglas, se preve la posibilidad de separar del concepto Riesgo Comun a las sociedades que cumpliendo con determinados requisitos, queden exceptuadas al riesgo credito y de mercado que pudiera afectar al consorcio del que formen parte.

Adicionalmente, las presentes reglas definen como financiamiento a todo acto o contrato que implique la realizacion de una operacion activa, directa o contingente, mediante el otorgamiento, reestructuracion, renovacion o modificacion de cualquier prestamo o credito.

Los creditos hipotecarios para la vivienda, tarjeta de credito y los de consumo, que otorgue el Banco, cuyo monto no exceda el equivalente en moneda nacional a 700,000 UDIS, quedaran excluidos de las nuevas reglas.

Operaciones Pasivas

En materia de captacion de recursos, las instituciones de credito deberan diversificar sus riesgos, procurando una adecuada integracion de sus pasivos, en funcion de la colocacion de los recursos captados.

En el caso de que las instituciones de credito reciban depositos o prestamos de sus clientes o capten recursos de una persona o grupo de personas que se consideren como una misma, que representen en una o mas operaciones pasivas a cargo de dichas instituciones mas del 100% de su capital basico, deberan dar aviso a la CNBV al d a habil siguiente a que se actualice dicho supuesto.

Transacciones en Moneda Extranjera

La regulacion del Banco de Mexico establece las normas para las transacciones en moneda extranjera de los bancos, ya sea por transacciones al contado, a plazo o con instrumentos derivados.

Al cierre de operaciones de cada d a, los bancos solo podran mantener una Posicion de Riesgo Cambiario que, tanto en su conjunto como por cada divisa, no exceda del equivalente al 15% de su capital basico, el cual se determina en terminos de las Reglas para los Requerimientos de Capitalizacion de las Instituciones de Banca Multiple, dadas a conocer por la Secretar a de Hacienda y Credito Publico, correspondiente al tercer mes inmediato anterior al mes de que se trate.

Transacciones con Instrumentos Derivados

En cumplimiento con las normas de Banco de Mexico, los bancos podran llevar a cabo operaciones financieras, conocidas como "derivadas", celebradas en mercados extrabursatiles o en los mercados reconocidos y autorizados por el Banco de Mexico, segun sea el caso, operaciones a futuro, de opcion o de *swap*, sobre los subyacentes siguientes: (i) tasas de interes nominales o reales, en los cuales quedan comprendidos valores emitidos, avalados o garantizados por el Gobierno Federal o por gobiernos extranjeros respecto de los cuales exista una tasa o precio de referencia de mercado; (ii) acciones, precios o ndices sobre acciones, incluyendo ndices de bolsa de valores, una accion o un grupo o canasta de acciones, as como certificados de participacion ordinarios (CPO's) sobre acciones que coticen en bolsa; (iii) divisas, quedando comprendidos moneda nacional contra divisa y divisa contra divisa; (iv) metales preciosos; (v) ndices de precios y (vi) unidades de inversion (UDIS).

Para poder participar en estas transacciones, los bancos deberan presentar una solicitud de autorizacion, la cual podra ser por tiempo definido o indefinido, acompanada de un dictamen expedido por una empresa de consultor a, aprobada por el propio Banco de Mexico, en *la que se manifieste que el banco tiene la capacidad tecnica para realizar estas operaciones* y que cumple con los requerimientos en el manejo y control de sistemas de administracion de riesgos, establecidos por el propio Banco de Mexico; asimismo, la institucion debera contar con un capital basico que sea por lo menos el noventa por ciento del capital requerido para cubrir sus riesgos de mercado y de credito, en terminos de las Reglas para los Requerimientos de Capitalizacion de las Instituciones de Banca Multiple.

El Banco de Mexico podra autorizar por un plazo y monto determinados la celebracion de operaciones financieras derivadas, sin necesidad de que el banco solicitante cumpla con los requisitos anteriormente senalados, siempre y cuando las operaciones tengan como fin exclusivo la cobertura de riesgos propios de dicho banco.

Banco de Mexico podra suspender o revocar la autorizacion a los bancos que: (i) infrinjan las disposiciones aplicables a dichas operaciones; (ii) dejen de reunir cualquier requerimiento establecido por Banco de Mexico; (iii) no tengan el capital m nimo basico; (iv) no le proporcionen a Banco de Mexico la informacion que solicite o; (v) a juicio del propio Banco de Mexico, realicen operaciones en contra de los sanos usos o practicas.

Los bancos no podran celebrar este tipo de operaciones: (i) con personas f sicas que controlen directa o indirectamente el uno por ciento o mas de los t tulos representativos del capital pagado de la institucion, de la sociedad controladora del grupo financiero al que esta pertenezca, de las sociedades integrantes del mismo grupo o de filiales de estas; (ii) con los miembros del consejo de administracion propietarios o suplentes y demas personas que puedan obligar a la institucion, o bien, al grupo financiero, sociedades integrantes del mismo o filiales de estas, de manera individual o mancomunada; (iii) ascendientes o descendientes en primer grado o conyuges de las personas senaladas en los puntos (i) y (ii) anteriores y (iv) con sociedades cuya actividad preponderante sea la realizacion de las operaciones derivadas en las que participen con cualquier caracter: (a) personas f sicas y morales que controlen directa o indirectamente el uno por ciento o mas de los t tulos representativos del capital pagado de entidades financieras del pa s, sociedades controladoras de grupos financieros o de cualquier empresa integrante de grupos financieros; (b) miembros del consejo de administracion propietarios o suplentes y demas personas que puedan obligar a las citadas entidades, sociedades o empresas, de manera individual o mancomunada; (iii) ascendientes o descendientes en primer grado o conyuges de las personas senaladas en los puntos (a) y (b) anteriores.

En la realizacion de las operaciones financieras derivadas, los bancos podran recibir en garant a t tulos bancarios, derechos derivados de instrumentos de captacion bancaria u otro tipo de garant as, mas no podran recibir obligaciones subordinadas ni acciones emitidas por entidades financieras o sociedades controladoras de grupos financieros. Asimismo, en la celebracion de estas operaciones en mercados reconocidos y en mercados no reconocidos con contrapartes que sean instituciones de credito o entidades financieras del exterior, podran dar en prenda t tulos o valores de su cartera, con el proposito de garantizar el cumplimiento de las obligaciones provenientes de dichas operaciones.

Las operaciones financieras derivadas se documentaran en contratos marco, los cuales deberan contener los lineamientos y directrices que se establecen para los contratos conocidos en los mercados internacionales como *International Foreign Exchange Master Agreement* o en aquellos aprobados por la *International Swaps and Derivatives Association, Inc.*, siempre y cuando no vayan en contra de las disposiciones nacionales aplicables.

Limitaciones a la Inversion en Otras Entidades

De acuerdo con la Ley para Regular las Agrupaciones Financieras, las subsidiarias de una empresa controladora de servicios financieros no pueden adquirir mas del 1% del capital social de otra institucion financiera y bajo ninguna circunstancia pueden poseer capital social de su propia empresa controladora de servicios financieros, de otras subsidiarias de su empresa controladora de servicios financieros ni de entidades accionistas de otras subsidiarias de su empresa controladora de servicios financieros. Ademas, los miembros de un grupo financiero no pueden otorgar creditos destinados a la adquisicion de su capital social ni pueden aceptar como garant a acciones de instituciones financieras mexicanas, sin el consentimiento previo de la Secretar a de Hacienda y Credito Publico (que consultara con el Banco de Mexico y con la comision reguladora mas importante en terminos de supervision de la entidad financiera). Se requiere la aprobacion de la SHCP como requisito previo a la adquisicion de acciones del capital social de entidades financieras extranjeras o de entidades que participen en actividades relacionadas con las de un banco.

Ademas, la Ley Bancaria impone ciertas restricciones sobre las inversiones llevadas a cabo por los bancos en valores de capital de empresas que participen en actividades no financieras. Los siguientes lineamientos establecen las pautas de inversion de los bancos en el capital contable de dichas empresas: (i) hasta 5% del capital de dichas empresas; (ii) mas del 5%, pero menos del 15% del capital de dichas empresas durante un per odo de tiempo no superior a tres anos, previa autorizacion de por lo menos 8 miembros del consejo de administracion del banco; y (iii) para porcentajes mayores o per odos de tiempo mas largos, o para empresas que participen en proyectos de larga duracion o que lleven a cabo actividades relacionadas con el desarrollo, se requiere autorizacion previa de la Secretar a de Hacienda y Credito Publico. Todas las citadas inversiones estan sujetas a los lineamientos establecidos por la Secretar a de Hacienda y Credito Publico y deben cumplir con las normas generales relacionadas con la diversificacion de activos y riesgos y con reglas de rotacion para poder fomentar el apoyo de un mayor numero de proyectos. El monto total de las inversiones de este tipo realizadas por un banco no puede superar el 5% de la base de depositos del banco. Ademas, bajo la Ley Bancaria, es necesaria la aprobacion de la Secretar a de Hacienda y Credito Publico antes de poder llevar a cabo la fusion de un banco comercial con cualquier otra entidad.

Restricciones en los Derechos de Retencion y Garant as

De acuerdo a la Ley Bancaria, los bancos tienen espec ficamente prohibido: (i) ofrecer sus propiedades como garant a (salvo si el Banco de Mexico o la CNBV lo autorizan o si el caso se ajusta a la descripcion anterior relacionada con las transacciones en instrumentos derivados) y (ii) garantizar las obligaciones de terceros, salvo, generalmente, en los casos de cartas de credito y aceptaciones bancarias.

Secreto Bancario; Buros de Credito

En cumplimiento con la Ley de Instituciones de Credito, un banco no puede proporcionar informacion alguna relacionada con la identidad de sus clientes o depositos espec ficos, servicios o cualquier otra operacion bancaria (incluidos los creditos), a ninguna persona que no sea (i) el depositante, el deudor, el titular o el beneficiario de la cuenta y sus representantes legales; (ii) autoridades judiciales que participen en procedimientos en los que el titular de la cuenta sea parte o acusado; (iii) autoridades del sistema tributario, a traves de la CNBV, por motivos de impuestos o; (iv) agencias de informacion crediticia reguladas por la Ley para Regular las Agrupaciones Financieras. Ademas, si se cuenta con la aprobacion previa de la Secretar a de Hacienda y Credito Publico, una institucion financiera puede dar a conocer informacion relacionada con sus carteras u otros activos en relacion con una suscripcion, o una transferencia de un porcentaje significativo del capital social de la institucion financiera o de la empresa controladora del grupo financiero de la institucion financiera.

Se ha autorizado a los bancos y a otras entidades financieras a ofrecer informacion relacionada con los creditos a los buros de credito debidamente autorizados. Bancomer, junto con otros bancos, constituyeron dos sociedades de informacion crediticias denominadas *Transunión de Crédito, S.A.* y *Dunn & Bradstreet, S.A.* La primera se enfoca en creditos otorgados a personas f sicas y la segunda en creditos otorgados a personas morales.

Normativa Relativa al Lavado de Dinero

Las reglas aplicables a las instituciones financieras en relacion con la deteccion y prevencion del lavado de dinero, suponen ciertas obligaciones, estandares y requerimientos de revelacion que deben seguir las instituciones financieras. Entre las obligaciones impuestas por estas reglas estan las pol ticas y controles de *"Conocimiento del Cliente"* e informes relativos a transacciones inusuales y ciertas operaciones relevantes.

Reglas Acerca de las Tasas de Interes

Las reglas del Banco de Mexico limitan el numero de tasas de referencia que pueden utilizar los bancos como base para determinar las tasas de interes de los creditos nuevos. Para los creditos denominados en Pesos, los bancos pueden optar por cualquiera de: (i) la Tasa de Interes Interbancaria de Equilibrio; (ii) Cetes (Certificados de la Tesorer a de la Federacion); (iii) CCP (Costo de Captacion a Plazo de Pasivos en Moneda Nacional) antes CPP (Costo Porcentual Promedio de Captacion) y (iv) la tasa de interes establecida por el Banco de Mexico para su aplicacion a creditos fondeados por o descontados con Nacional Financiera, S.N.C. ("Tasa Nafin") o la tasa acordada con los bancos de desarrollo para los creditos fondeados o descontados con los mismos. Para los creditos denominados en UDIS, la tasa de referencia es CCP-UDIS (Costo de Captacion a Plazo de Pasivos denominados en Unidades de Inversion). Para los creditos denominados en dolares, los bancos pueden escoger, ya sea una tasa LIBOR, o la tasa acordada con los bancos o fondos de desarrollo nacionales o internacionales, para los creditos fondeados por o descontados con dichos bancos o fondos.

Las reglas tambien establecen que solo una tasa de referencia se puede utilizar con cada transaccion y que no se permite el uso de tasas de referencia alternativas, a menos que se discontinue la tasa de referencia seleccionada, en cuyo caso se puede establecer una tasa de referencia que la sustituya. De manera similar, el diferencial de un banco tambien se ha restringido a una formula unica con base en un porcentaje previamente establecido o un numero de puntos base anadidos a la tasa de referencia seleccionada.

Adicionalmente, el 18 de diciembre de 1995 el Banco de Mexico publico nuevas reglas que regulan el rendimiento obtenido por los bancos sobre la deuda de tarjetas de credito que establece que cierta informacion relacionada con los intereses cargados se incluya en los estados de cuenta remitidos a los usuarios de las tarjetas.

Ley de Proteccion y Defensa al Usuario de Servicios Financieros

En abril de 1999, entro en vigor la nueva Ley de Proteccion y Defensa al Usuario de Servicios Financieros. El objetivo de esta Ley es proteger y defender los derechos e intereses de los usuarios de los servicios financieros. Con este fin, la Ley establece

la necesidad de crear una Comision Nacional para la Proteccion y Defensa de los Usuarios de Servicios Financieros o "CONDUSEF", una entidad autonoma que protege los intereses de los usuarios de servicios financieros. La CONDUSEF ejerce como arbitro en disputas remitidas a su jurisdiccion e intenta mejorar las relaciones entre los usuarios de las instituciones financieras y las propias instituciones. Como instituciones bancarias, las instituciones de credito del Grupo deben someterse a la jurisdiccion de la CONDUSEF, para todos los procesos de conciliacion y pueden optar por someterse a la jurisdiccion de la CONDUSEF para todos los procesos de arbitraje que se le presenten. Se puede solicitar a las instituciones de credito del Grupo la constitucion de reservas para cubrir posibles contingencias derivadas de los procesos que se lleven en la CONDUSEF. Las instituciones de credito del Grupo pueden estar sujetas a recomendaciones por parte de la CONDUSEF relacionadas con sus acuerdos estandares o con la informacion utilizada para ofrecer sus servicios. Las instituciones de credito del Grupo pueden estar sujetas a las medidas o sanciones coercitivas que imponga la CONDUSEF.

Grupos Financieros: Convenio Unico de Responsabilidad

La Ley para Regular las Agrupaciones Financieras establece que todas las empresas controladoras de servicios financieros, tales como el Grupo, deben alcanzar un acuerdo con cada una de sus subsidiarias de servicios financieros. En cumplimiento de estos acuerdos, la empresa controladora es responsable de manera subsidiaria y sin limitacion alguna de la satisfaccion de las obligaciones adquiridas por sus subsidiarias como resultado de las actividades autorizadas que ejerza la empresa subsidiaria, y es totalmente responsable de ciertas perdidas de sus subsidiarias, hasta por el total de los activos de la empresa controladora. Para este proposito, se considera que una empresa subsidiaria tiene perdidas si (i) el patrimonio de los accionistas representa una cantidad menor a la cantidad m nima que la empresa subsidiaria debe poseer como capital social conforme a la regulacion aplicable; (ii) el capital y las reservas son menores a la cantidad exigible a la empresa subsidiaria conforme a la regulacion aplicable o; (iii) a juicio de la comision reguladora que supervise la actividad de la empresa subsidiaria, esta es insolvente y no puede cumplir con sus obligaciones. Ninguna subsidiaria es responsable por las perdidas de la empresa controladora ni de ninguna de sus empresas subsidiarias. El Grupo ha firmado un acuerdo de estas caracter sticas con sus subsidiarias de servicios financieros.

Administracion de Fondos de Pensiones

La Ley del Seguro Social establecio el sistema de pensiones AFORE. Entre otros beneficios economicos y otros servicios proporcionados a los participantes en el sistema de seguridad social, la Ley del Seguro Social establece que cada trabajador puede contratar una cuenta de retiro independiente, que se administrara por una AFORE aprobada. En cumplimiento de la Ley de AFORES, entre las funciones principales de una AFORE se incluyen, las siguientes: (i) la administracion de los fondos de pensiones de acuerdo a lo estipulado en la Ley del Seguro Social; (ii) la creacion y administracion de cuentas de pension individuales para cada trabajador; (iii) la creacion, administracion y operacion de fondos de pensiones especializados o SIEFORES; (iv) la distribucion y adquisicion de acciones de SIEFORES; (v) la contratacion de seguros de pensiones y (vi) la distribucion, en ciertos casos, de los fondos individuales directamente a los trabajadores pensionados.

Las AFORES y SIEFORES estan sujetas a la supervision de la CONSAR, que esta a cargo de la coordinacion, regulacion y supervision del sistema de pensiones. De acuerdo con la Ley del Seguro Social, ninguna AFORE puede poseer mas del 17% del mercado. A partir del 1 de julio de 2001, este l mite se incremento a un 20% del mercado.

Supervision y Regulacion Bancaria en las Islas Caiman

Para poder realizar actividades comerciales desde las Islas Caiman, todos los bancos estan obligados a obtener una licencia por parte del gobierno de dicho lugar, en cumplimiento de la segunda revision (2000) de la Ley de Bancos y Compan as Fiduciarias de las Islas Caiman (*Banks and Trust Companies Law*, o la "Ley de Instituciones de Credito de las Islas Caiman"). En cumplimiento con la Ley de Instituciones de Credito de las Islas Caiman, Bancomer es titular de una licencia bancaria de categor a "B"; Mercury Bank es titular de una licencia bancaria de categor a "A". Una licencia bancaria de categor a "A" permite llevar a cabo negocios bancarios tanto de forma local como en el extranjero. Una licencia bancaria de categor a "B" (sin restricciones) permite llevar a cabo transacciones bancarias en cualquier lugar del mundo, pero limita la actividad en las Islas Caiman solo a las actividades bancarias relacionadas con la actividad bancaria en el extranjero.

La Autoridad monetaria de las Islas Caiman (la "Autoridad monetaria") se establecio en 1996, con la responsabilidad de, entre otras cosas, supervisar a la industria bancaria en este lugar. La Autoridad monetaria ahora opera bajo el auspicio de la Ley de la Autoridad Monetaria (revision de 2000).

Como poseedor de una licencia en las Islas Caiman, y al no estar incorporado en dicho lugar, Bancomer esta en obligado a proporcionar una copia de sus estados financieros auditados de su sede a la Autoridad monetaria durante los tres meses posteriores al ultimo d a de su ano fiscal. La Autoridad monetaria tiene la obligacion de revisar de manera continua la actividad bancaria en las Islas Caiman, de llevar a cabo investigaciones para determinar que la situacion financiera de los poseedores de las licencias es solida, de investigar cualquier ofensa contra las leyes de las Islas Caiman que, en funcion de los datos en su poder, apunte con un grado razonable de certeza a un poseedor de licencia bancaria o a cualquiera de sus gerentes o funcionarios en su capacidad como tales y de examinar la cuentas y cuentas auditadas que le sean remitidas y de elaborar los informes pertinentes para el Gobernador de las Islas Caiman. Las violaciones de ciertas provisiones de la Ley de Instituciones de Credito de las Islas Caiman estan sujetas a sanciones administrativas (incluida la cancelacion de la licencia), multas y penas criminales.

Beneficios Fiscales Especiales

Con relacion a los beneficios fiscales especiales, el Grupo no goza de beneficios fiscales o impuestos especiales.

2.2.6 Recursos Humanos

Al 31 de diciembre de 2002, el Grupo empleaba a traves de sus subsidiarias a 29,078 personas. De estas, 25,704 laboraban en Bancomer. Durante los ultimos dos anos, el Grupo ha realizado un esfuerzo por reorientar la estructura del personal hacia la actividad comercial. Al cierre de 2002, los empleados encargados de la atencion a clientes representaban el 67.9%, comparado con el 53.7% en junio de 2000 . Una vez superadas las necesidades del proceso de integracion, se asumio una posicion mas cercana con la plantilla, se crearon herramientas con mejor tecnolog a dedicada a la gestion del equipo humano y se concentraron esfuerzos en desarrollar la funcion del Jefe entre todos aquellos integrantes de Bancomer que cuentan con esta responsabilidad.

Durante 2002, se registro una reduccion del 7% en la plantilla, lo cual se explica principalmente por el cumplimiento de los compromisos publicos al momento de la fusion en 2000, en materia de eficiencia.

Al cierre de 2002, del total de empleados que laboraban en Bancomer, el 43% estaban sindicalizados, mientras que el 57% restante conformaban la plantilla de personal de confianza.

Conforme a la Ley Federal del Trabajo, Grupo Financiero BBVA Bancomer incurre en costos por concepto de indemnizacion en caso de despido de algun empleado bajo ciertas circunstancias, as como en el pago por prima de antiguedad para aquellos empleados que han laborado con el Grupo al menos 15 anos. Ademas se ofrecen fondos de pension a los empleados que se retiran por antiguedad y seguro de vida e invalidez para aquellos que son elegibles para obtener dicho beneficio. Las prestaciones que se han otorgado a los empleados del Grupo, incluyen programas de prestaciones e incentivos adicionales a aquellos que han sido establecidos por la Ley Federal del Trabajo.

En terminos generales, la administracion considera que la relacion laboral con sus empleados es buena. BBVA Bancomer no ha experimentado ningun paro laboral.

2.2.7 Informacion de Mercado

BBVA Bancomer es l der en las principales l neas de negocio, destacando una participacion de mercado de 28% en captacion tradicional, donde ocupa el primer lugar del sistema bancario al 31 de diciembre de 2002.

Participacion de Mercado (%) Millones de pesos al 31 de diciembre de 2002	**MERCADO**	**BBVA Bancomer**		**Banamex**	**Santander + Serfin**
Negocio Bancario[1]					
Activos	1,676,746	421,887	25.2%	25.4%	13.0%
Captacion Tradicional	1,142,014	317,418	27.8%	22.9%	13.2%
Credito Total	752,434	169,581	22.5%	20.2%	11.3%
Sucursales	6,986	1,665	23.8%	20.4%	13.2%
Administracion de Fondos para el Retiro[2]	322,465	69,778	21.6%	23.4%	9.0%
Sociedades de Inversi n de Deuda[3]	258,192	61,382	23.8%	10.7%	16.2%
Negocios no Bancarios					
Seguros Bancomer[4]*	7,069	2,710	38.3%	26.8%	4.9%
Pensiones Bancomer[4]**	50,156	10,304	20.5%	11.0%	0.0%

Fuente: (1) CNBV, (2) Consar, (3) AMIB, (4) AMIS

** En base en Primas Emitidas*

*** En base a Monto Constitutivo*

Ventajas Competitivas

El Grupo esta comprometido a una continua creacion de valor, sustentado en dos enfoques: rentabilidad y crecimiento. El crecimiento surge del aprovechamiento de las oportunidades que ofrece un entorno favorable que a su vez permite incrementar los niveles de bancarizacion en Mexico, traduciendose en colocaciones de credito, mayor dinamismo en la captacion de depositos — destacando el exitoso instrumento de ahorro el *Libretón* — as como la continua y exitosa expansion de productos no bancarios como seguros, pensiones, fondos de ahorro para el retiro, fondos de inversion y transferencias de dinero.

El nuevo enfoque hacia el cliente sustenta una estrategia basada en cuatro ventajas competitivas del grupo: 1) el liderazgo de mercado y de marca; 2) el modelo diferenciado de negocios con redes de distribucion segmentadas y la plataforma tecnologica unificada y 3) de servicio como el lanzamiento del *Proyecto Cliente*.

2.2.8 Estructura Corporativa

La siguiente tabla detalla las participaciones accionarias de GFBB en sus principales subsidiarias:

Compan a	31 de diciembre de 2002
BBVA Bancomer	99.99%
BBVA Bancomer Servicios	99.99%
Casa de Bolsa Bancomer	99.99%
Fianzas Probursa (1)	99.99%
Seguros BBVA Bancomer	75.01%
Pensiones Bancomer	99.99%
Preventis	75.01%
Factoraje Probursa (1)	99.99%
Casa de Cambio Probursa (1)	89.56%
GFB Servicios	99.99%
BBVA Bancomer Servicios Administrativos	99.99%
BBVA Bancomer Gestion	99.99%

(1) En proceso de liquidación

Al 31 de diciembre de 2002, Bancomer, principal subsidiaria del Grupo, ten a como subsidiarias consolidadas significativas las siguientes:

Compan a	% Participacion
Bancomer Transfer Services, Inc.	100.0%
Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.	75.0%

En mayo de 2002, Inmobiliaria Bancomer, S.A. de C.V., adquirio de BBVA Bancomer Servicios, S.A. el 99.99% de las acciones representativas del capital social de Opcion Volcan, S.A. de C.V.

Por otra parte, en agosto de 2001, BBVA Bancomer, S.A. adquirio de BBVA Bancomer Servicios, S.A., el 99.99% de las acciones representativas del capital social de Inmobiliaria Pro R o San Angel, S.A de C.V.

En Asamblea General Extraordinaria de Accionistas de Bancomer, celebrada el 31 de agosto de 2001, se aprobo la fusion de esta Institucion como entidad fusionante con Inmobiliaria Bancomer, S.A. de C.V., Inmobiliaria Promex, S.A. de C.V., Inmobiliaria Procorp, S.A. de C.V., Properiferico, S.A. de C.V., e Inmobiliaria Pro R o San Angel, S.A. de C.V. como entidades fusionadas.

En el ano de 2002 se ha elaborado y seguido un Programa de Simplificacion Societaria, que tiene por objeto eliminar rentas internas, aprovechamiento de liquidez y reduccion de la estructura corporativa que se traduce en ahorro de gastos de administracion.

Finalmente, Bancomer tiene una participacion indirecta del 25.4% en el capital de Alestra, una de las operadoras l deres de telefon a de larga distancia en Mexico.

2.2.9 Descripcion de sus Principales Activos

Inmuebles

Al 31 de diciembre de 2002, el Grupo ocupaba aproximadamente 665 inmuebles para su operacion. En estos inmuebles se encuentran instaladas las oficinas de la red de sucursales, centros regionales, modulos de atencion de tarjeta de credito, oficinas corporativas de seguros, Afore y casa de bolsa. El Grupo es propietario a traves de sus diferentes subsidiarias de inmuebles, localizados principalmente en la Republica Mexicana. El edificio corporativo de Centro Bancomer, inaugurado en 1979 en la Ciudad de Mexico, con una superficie de aproximadamente de 120,000 metros cuadrados, es actualmente el inmueble mas grande del Grupo. Centro Bancomer cuenta con cobertura de seguro contra danos. Adicionalmente, el Grupo tiene 1,401 inmuebles rentados — con plazos entre 1 y 15 anos, principalmente — y 59 inmuebles con contrato en comodato.

Infraestructura Tecnologica

El Grupo cuenta con una de las redes de comunicacion y el centro de proceso de datos mas grandes de Mexico y America Latina. A traves de esta importante red de comunicaciones se enlazan las sucursales y centros operativos ubicados en mas de 450 plazas de la Republica Mexicana, para atender a los cerca de 9 millones de clientes del Grupo, con mas de 1,120 millones de transacciones anuales, realizadas a traves de los diferentes canales de distribucion.

Adicionalmente, el Grupo cuenta con un moderno centro de respaldo, construido en una superficie de aproximadamente 70,000 metros cuadrados, localizado en la ciudad de Monterrey, N.L. En este centro de respaldo se siguen estrictas normas de seguridad de datos para respaldar millones de transacciones que se operan diariamente, garantizando la seguridad e integridad de las mismas, ante cualquier contingencia.

2.2.10 Procesos Judiciales, Administrativos o Arbitrales

No existe ningun proceso judicial, administrativo o arbitral relevante distinto de aquellos que forman parte del curso normal del negocio, incluyendo los relativos a quiebra o suspension de pagos, en los cuales se encuentre o pueda encontrarse involucrado Grupo Financiero BBVA Bancomer, S.A. de C.V., sus subsidiarias o sus accionistas, consejeros y principales funcionarios, que haya tenido o pueda tener un impacto significativo sobre los resultados de la operacion y de la empresa.

De acuerdo a la disposicion aplicable, no existe ningun procedimiento judicial, administrativo o arbitral, cuya contingencia tenga un valor de al menos el 10% del activo total de GFBB.

2.2.11 Acciones Representativas del Capital Social

Grupo Financiero BBVA Bancomer	31 de diciembre de 2002 Capital Social	Acciones Emitidas (no suscritas)	Capital Pagado
Serie "O"	9,400,000,000	(175,386,178)	9,224,613,822
Conversion Obligaciones Subordinadas	-	51,993,000	51,993,000
Total	9,400,000,000	(123,393,178)	9,276,606,822
Conversion de Serie O a Serie B y F	(9,400,000,000)	123,393,178	(9,276,606,822)
Conversion para B	4,605,999,999	(60,462,657)	4,545,537,342
Conversion para F	4,794,000,001	(62,930,521)	4,731,069,480
Total	9,400,000,000	(123,393,178)	9,276,606,822

Grupo Financiero BBVA Bancomer	31 de diciembre de 2001			31 de diciembre de 2000		
	Capital Social	Acciones Emitidas (no suscritas)	Capital Pagado	Capital Social	Acciones Emitidas (no suscritas)	Capital Pagado
Serie "O"	8,240,000,000	(200,339,667)	8,440,339,667	6,000,000,000	(1,116,174,482)	4,883,825,518
Serie "L"	1,160,000,000	(143,828,382)	1,303,828,382	2,400,000,000	(1,384,991,747)	1,015,008,253
Saldo Fin Ano Anterior	9,400,000,000	(344,168,049)	9,744,168,049	8,400,000,000	(2,501,166,229)	5,898,833,771
Disminucion Capital Social	-	-	-	(2,454,683,159)	2,454,683,159	-
Aumento Capital Social	(1,160,000,000)	(143,828,382)	(1,016,171,618)	3,454,683,159	(3,454,683,159)	-
Intercambio Fusion BBV Probursa	-	-	-	-	2,924,499,952	2,924,499,952
Suscripcion pago IPAB	-	-	-	-	145,775,543	145,775,543
Suscripcion derecho de preferencia	-	-	-	-	69,146	69,146
Conversion de acciones Serie L a Serie O	1,160,000,000	143,828,382	1,016,171,618	-	-	-
Conversion Obligaciones	-	168,781,871	168,781,871	-	93,972,539	93,972,539
Recompra Acciones propias	-	-	-	-	(7,319,000)	(7,319,000)
Saldo Fin Ano Actual	9,400,000,000	(175,386,178)	9,224,613,822	9,400,000,000	(344,168,049)	9,055,831,951

Integracion accionaria	31 de diciembre de 2001			31 de diciembre de 2000		
	Capital Social	Acciones Emitidas (no suscritas)	Capital Pagado	Capital Social	Acciones Emitidas (no suscritas)	Capital Pagado
Serie O	9,400,000,000	(175,386,178)	9,224,613,822	8,240,000,000	(200,339,667)	8,039,660,333
Serie L	-	-	-	1,160,000,000	(143,828,382)	1,016,171,618
Total	9,400,000,000	(175,386,178)	9,224,613,822	9,400,000,000	(344,168,049)	9,055,831,951

Los eventos ocurridos en el ejercicio 2002 comprenden:

- Conversion de Grupo Financiero BBVA Bancomer, S.A. de C.V. en sociedad controladora filial:

En Asamblea General Extraordinaria de Accionistas, celebrada el 3 de octubre de 2001, se aprobo llevar a cabo la conversion de Grupo Financiero BBVA Bancomer, S.A. de C.V. en sociedad controladora filial, de acuerdo con lo dispuesto en el art culo 27-H de la Ley para Regular las Agrupaciones Financieras, sujeta a que: (i) BBVA, a traves de su filial BBVA International Investment Corporation, incrementara su participacion accionaria en el Grupo a por lo menos el 51% del capital social y (ii) se obtuvieran las autorizaciones respectivas de las autoridades competentes.

- Canje de acciones serie O por acciones series F y B:

De acuerdo a los oficios de la SHCP del 5 de abril y del 9 de mayo de 2002, se cuenta con la autorizacion para que Grupo Financiero BBVA Bancomer, S.A. de C.V. se convierta en sociedad controladora filial.

Con fecha 22 de mayo de 2002, entraron en circulacion 51,993,000 acciones representativas del capital social de GFBB, toda vez que en esa misma fecha se convirtieron en acciones 30,000,000 de obligaciones subordinadas convertibles necesariamente en acciones de GFBB, motivo por el cual el capital social pagado de GFBB se encuentra actualmente representado por 4,731,069,480 acciones serie F y por 4,545,537,342 acciones serie B.

El 28 de junio de 2002, BBVA Bancomer se convirtio en sociedad controladora filial, como consecuencia de que BBVAIIC, entidad subsidiaria de BBVA, llego a detentar el 51% de las acciones representativas de su capital social. Por lo anterior, se procedio a convertir el 51% del capital social, representado por acciones serie O, propiedad de BBVAIIC, en acciones serie F. El restante 49% del capital social, representado tambien por acciones serie O, se convirtio en acciones serie B.

Los eventos ocurridos en el ejercicio 2001 comprenden:

- Canje de acciones serie L por serie O:

En Asamblea General Extraordinaria de Accionistas celebrada el 24 de abril de 2001, se acordo la conversion de las acciones serie L, representativas de la parte adicional del capital social, en acciones serie O, representativas de la parte ordinaria de dicho capital. El 2 de mayo de 2001 tuvo efecto el intercambio de las acciones serie L de la emisora por acciones serie O. Al 31 de diciembre de 2001 el numero de acciones ntegramente suscritas y pagadas era de 9,224,613,822 acciones serie O.

- Obligaciones subordinadas de conversion obligatoria:

Durante el mes de agosto de 2001, las obligaciones GFBB 95, 95-2 y 95-3 se convirtieron anticipadamente, segun acta de emision, en t tulos representativos de capital social serie O, lo que significo para el Grupo el aumento de 168,781,871 acciones. Esta conversion genero un incremento en el capital social y en la prima en venta de acciones de 19.0 millones de pesos y 729.7 millones de pesos, respectivamente.

2.2.12 Dividendos

El Grupo no ha decretado dividendos en los ultimos 3 ejercicios.

Actualmente, el Grupo no tiene una pol tica de dividendos aprobada por el Consejo de Administracion o por la Asamblea de Accionistas.

La utilidad neta del Grupo esta sujeta a la disposicion legal que requiere que el 5% de las utilidades de cada ejercicio, sin considerar la participacion en sus subsidiarias, sea traspasada a la reserva legal, hasta que esta sea igual al 20% del capital pagado. Esta reserva no es susceptible de distribuirse a los accionistas durante la existencia del Grupo, excepto en la forma de dividendos en acciones.

Los dividendos que se paguen a partir de 1999, a personas f sicas o residentes en el extranjero, estaran sujetos a retencion del impuesto sobre la renta a una tasa efectiva del 7.5% al 7.7%, la cual var a segun el ano en que las utilidades hayan sido generadas, retencion que no existe a partir de 2002. Ademas, en caso de repartir utilidades que no hubieran causado el impuesto aplicable a la empresa, este tendra que pagarse al distribuir el dividendo.

Las reducciones de capital causaran impuestos sobre el excedente del monto repartido contra su valor fiscal, determinado de acuerdo a lo establecido por la Ley del Impuesto sobre la Renta.

III. INFORMACION FINANCIERA

Presentacion de la Informacion Financiera Seleccionada y de los Comentarios y Analisis de la Administracion sobre los Resultados de Operacion y Situacion Financiera de la Emisora

Todas las cifras incluidas en esta seccion han sido expresadas en pesos de poder adquisitivo del 31 de diciembre de 2002, excepto cuando se indique expl citamente.

Ciertas cantidades y porcentajes incluidos en este documento han sido objeto de ajustes por redondeo. Consecuentemente, las cifras presentadas en diferentes tablas pueden variar ligeramente y es posible que las cifras que aparezcan como totales en ciertas tablas no sean una suma aritmetica de las cifras que les precedan.

Los comentarios y analisis incluidos en esta seccion, deben leerse conjuntamente con los estados financieros auditados y sus notas que aparecen en los anexos del presente reporte anual.

Los estados financieros auditados incluidos en el presente reporte anual consolidados con los de las entidades financieras y demas sociedades que forman parte del Grupo, que son susceptibles de consolidarse, se formulan de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la CNBV con fundamento en lo dispuesto por el art culo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente con los ultimos estados financieros anuales, encontrandose reflejadas las operaciones efectuadas por la sociedad controladora y las entidades financieras y demas sociedades que forman parte del Grupo, que son susceptibles de consolidarse hasta la fecha mencionada, las cuales se realizaron y valuaron con apego a sanas practicas y a las disposiciones legales y administrativas aplicables.

Siguiendo las reglas de la circular 1489 de la CNBV, los estados financieros del Grupo han sido preparados en forma consolidada. Las compan as consolidadas incluyen: Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos y Bancomer Gestion.

La informacion financiera seleccionada y los comentarios y analisis sobre los resultados de operacion y situacion financiera del Grupo, contemplan los diferentes impactos en la informacion financiera derivados de diferentes eventos corporativos. Dentro de estos destacan los siguientes:

- Grupo Financiero BBVA Bancomer, S.A. de C.V.- La informacion financiera incorpora por el primer semestre de 2000 unicamente los resultados de GFB, y no los de BBV-Probursa, que fueron incorporados como parte del patrimonio al momento de concretarse la fusion entre los dos Grupos. Por el segundo semestre, el Grupo incorporo en sus utilidades aquellas generadas por las subsidiarias adquiridas tras la fusion. Los resultados de Promex se incorporaron en GFBB a partir del 10 de agosto de 2000, fecha en que fue adquirido por el Grupo. Adicionalmente, el 14 de enero de 2000, el Grupo vendio su participacion en Seguros Monterrey Aetna, empresa de seguros tradicionales. Desde el 1o. de enero de 1998, los estados financieros del Grupo se presentan adoptando los lineamientos emitidos por la CNBV, principalmente a traves de sus circulares 1384 (derogada en 2001 por la circular 1456) y 1400, que establecen los criterios contables en materia de registro, valuacion y presentacion a que deben sujetarse las sociedades controladoras de grupos financieros a partir del primero de enero de 1998.
- En Asamblea General Extraordinaria de Accionistas del Grupo, celebrada el 3 de octubre de 2001 se aprobo la venta de la participacion accionaria que el Grupo manten a en Credito Familiar, S.A. de C.V. y Seguros BBV-Probursa, S.A. de C.V. Estas ventas se realizaron en el mes de diciembre de 2001 y generaron una utilidad para el Grupo Financiero de 244 millones de pesos (en terminos nominales) aproximadamente.
- El 28 de junio de 2002, Bancomer y otras subsidiarias de GFBB vendieron su posicion accionaria en el capital de Far-Ben, S.A. de C.V. La posicion que manten a Bancomer en estas acciones estaba registrada como "T tulos Disponibles para la Venta" por no ser una posicion accionaria estrategica, ni representar una inversion relacionada con el negocio principal de la institucion. Como resultado de lo anterior, esta transaccion implico un cargo a resultados por 208 millones de pesos (en terminos nominales) y un impacto neto positivo el capital contable por 69 millones de pesos (en terminos nominales). Esta operacion implico una entrada en caja por 40.3 millones de pesos (en terminos nominales).
- Seguros Bancomer y Pensiones Bancomer.- La informacion financiera incorpora el 51% de los resultados de Seguros Bancomer y Pensiones Bancomer hasta el 30 de noviembre de 2000. A partir del 1 de diciembre de 2000, se incorpora en el Grupo el 75% de los resultados de Seguros Bancomer y el 100% de los resultados de Pensiones Bancomer, resultado de la adquisicion de participaciones adicionales en las empresas.
- Casa de Bolsa Bancomer.- Es la entidad resultante de la fusion entre Casa de Bolsa Bancomer y Casa de Bolsa BBV-Probursa (la subsidiaria de intermediacion bursatil de Grupo Financiero BBV-Probursa). La informacion financiera incorpora por el primer semestre de 2000 unicamente los resultados de Casa de Bolsa Bancomer y no los de Casa de Bolsa BBV-Probursa. Por el segundo semestre, Casa de Bolsa Bancomer incorporo en sus utilidades aquellas generadas

tanto por Casa de Bolsa Bancomer como por Casa de Bolsa BBV-Probursa. El cambio de denominacion de Casa de Bolsa BBV-Probursa al de Casa de Bolsa Bancomer fue aprobado por los accionistas el 30 de noviembre de 2000, efectivo a partir del 22 de mayo de 2001.

- Los resultados del primer trimestre de 2003, no se incluyen en esta seccion, pero pueden ser consultados en las direcciones de internet de BBVA Bancomer (www.bancomer.com) y en la Bolsa Mexicana de Valores (www.bmv.com.mx)

3.1 Informacion Financiera Seleccionada

Informacion por Accion Pesos nominales	2002	2001	2000
Informacion por accion			
Utilidad neta			
Primaria [1]	0.72	0.67	0.23
Con diluci n total [1]	0.72	0.66	0.22
Utilidad neta ultimos doce meses (primaria)	0.72	0.67	0.23
Utilidad neta ultimos doce meses (con dilucion)	0.72	0.66	0.22
Valor en libros con dilucion	5.57	4.60	4.09
Acciones totales en circulacion (millones, fin de per odo)	9,277	9,225	9,056
Acciones totales con dilucion (millones, fin de per odo)	9,277	9,275	9,292
Precio de cierre	7.91	8.35	5.32
Capitalizacion de mercado (millones de pesos)	73,378	77,026	48,177
Volumen operado diario promedio (millones de t tulos)	10.8	10.5	18.6
Importe operado diario promedio (millones de pesos)	92.8	78.3	90.9
P/U [2]	11.00	12.60	24.35
P/VL	1.42	1.82	1.30
Informacion por ADR (USD) [3]			
Utilidad neta			
Primaria	1.47	1.43	0.48
Con dilucion total	1.48	1.42	0.46
Valor en libros con dilucion	10.66	10.04	8.51

(1) Con base en número de acciones promedio del período. (2) Utilidad últimos doce meses en pesos del período que se reporta. (3) 20 acciones ordinarias serie "B" por cada ADR.

Indicadores del Negocio	2002	2001	2000
Sucursales	1,665	1,756	2,276
Cajeros Automaticos	3,752	3,712	4,057
Empleados			
Grupo Financiero	29,078	31,295	36,340
Negocio Bancario	25,704	27,520	30,880
Margen financiero neto (anualizado) [1]	4.9	5.7	5.1
Indicadores de calidad de activos (%)			
Indice de cartera vencida bruta, incluyendo Fobaproa	4.4	5.0	7.8
Indice de cartera vencida bruta, excluyendo Fobaproa	6.5	7.6	11.5
Cobertura de cartera vencida	112.8	111.9	111.9
Est. prev. para riesgos crediticios / Cart.total, excl. Fobaproa	1.6	1.5	1.9
Razones de capitalizacion bajo reglas 2003 (%)			
Capital basico	9.9	6.6	2.3
Capital total	13.1	11.0	4.3

(1) Con el objeto de adecuar el cálculo del margen financiero neto a las prácticas de mercado, se modificó la fórmula de cálculo respecto al cómputo de los rubros contabilizados como activos con rendimiento según se presenta en la siguiente tabla con datos puntuales al 31 de diciembre de 2002.

Calculo de Activos con Rendimiento al 31 de diciembre de 2002 Millones de pesos	Mecanica Actual	Mecanica Anterior	Variacion
Disponibilidades	71,327	71,327	-
T tulos para negociar	37,723	-	37,723
T tulos disponibles para la venta	4,790	-	4,790
menos portafolio accionario	4,765	-	4,765
T tulos conservados a vencimiento	21,041	21,041	-
Operaciones con valores y derivados	215	215	-
Cartera de credito vigente	236,518	236,518	-
Chequera Fobaproa [1]	(17,093)	-	(17,093)
Provisiones pagare Fobaproa [2]	-	27,660	(27,660)
Cartera vencida	-	10,953	(10,953)
Cargo a resultados vs. Reservas		(1,346)	1,346
Total activos con rendimiento	**383,942**	**366,368**	**(7,082)**

(1) La presentación del pagaré es por el importe neto de depósitos en cuenta de cheques

(2) Bancomer registra ingresos por intereses únicamente por la porción del pagaré neto de reservas

Indicadores Economicos	2002	2001	2000
PIB (tasa real de crecimiento anual)	0.9%	-0.3%	6.6%
Inflacion (fin de per odo)	5.7%	4.4%	8.9%
TIIE a 28 d as (promedio diciembre)	8.3%	7.9%	18.6%
TIIE a 28 d as (promedio anual)	8.2%	12.9%	17.0%
Tipo de cambio (fin de per odo) (pesos/dolar)	10.4	9.2	9.6
Inversion directa (millones de dolares)	9,128	25,221	14,190
Riesgo pa s (fin de per odo) (1)	331	308	392

(1) EMBI Global JPMorgan

Grupo Financiero BBVA Bancomer Estado condensado del Balance General Millones de pesos	Al 31 de diciembre de 2002	 2001	 2000
Activo			
Disponibilidades	71,327	68,119	52,419
Inversiones en valores y operaciones con valores y derivadas	63,768	68,475	46,538
Cartera de credito total	247,470	265,659	292,713
Estimacion preventiva para riesgos crediticios	(12,352)	(14,977)	(25,658)
Impuestos diferidos, neto	23,995	26,425	28,764
Otros activos	33,793	36,219	42,002
Total Activo	**428,001**	**449,920**	**436,778**
Pasivo			
Captacion tradicional	316,142	341,229	333,527
Prestamos interbancarios y de otros organismos	41,249	40,755	40,580
Obligaciones subordinadas en circulacion	5,234	7,930	10,530
Otros pasivos	8,041	9,898	10,849
Total Pasivo	**370,666**	**399,812**	**395,485**
Total Capital Contable	**57,335**	**50,109**	**41,293**

Estado condensado del Estado de Resultados Millones de pesos	Por los anos terminados el 31 de diciembre de		
	2002	2001	2000
Margen financiero	**19,283**	**22,116**	**20,756**
Estimacion preventiva para riesgos crediticios	(2,697)	(2,619)	(3,793)
Margen financiero ajustado por riesgos crediticios	**16,586**	**19,497**	**16,963**
Comisiones netas	12,137	10,734	9,239
Resultado por intermediacion	1,074	2,154	158
Ingresos totales de la operacion	**29,797**	**32,386**	**26,360**
Gastos de administracion y promocion	(18,521)	(21,090)	(20,542)
Resultado de la operacion	**11,277**	**11,296**	**5,818**
Otros ingresos (gastos) neto	(1,080)	(905)	(1,594)
Resultado antes de impto. sobre la renta y part.de los trabajadores en la utilidad	**10,197**	**10,391**	**4,223**
Impto. sobre la renta y part.de los trabajadores en la utilidad, neto	(3,111)	(3,516)	(581)
Resultado antes de part. en el resultado de subsidiarias y asociadas	**7,086**	**6,876**	**3,642**
Participacion en el resultado de subsidiarias y asociadas	(198)	(55)	(84)
Resultado por operaciones continuas	**6,888**	**6,820**	**3,558**
Oper. discontinuas, partidas extraord. y cambios en politicas contables, neto	0	(166)	(1,354)
Resultado neto antes de interes minoritario	**6,888**	**6,654**	**2,204**
Interes minoritario	(227)	(224)	(341)
Utilidad neta	**6,661**	**6,431**	**1,863**

Informacion trimestral Estado de Resultados Millones de pesos	4T 2002	3T 2002	2T 2002	1T 2002
Ingreso por intereses	13,175	12,140	11,434	12,132
Gastos por intereses	(8,277)	(7,387)	(6,993)	(7,807)
Resultado por posicion monetaria neto (m. fin.)	236	173	238	219
Margen financiero	**5,134**	**4,926**	**4,679**	**4,544**
Estimacion preventiva para riesgos crediticios	(775)	(683)	(591)	(648)
Margen financiero ajustado por riesgos crediticios	**4,359**	**4,243**	**4,088**	**3,896**
Comisiones netas	3,069	3,255	2,904	2,909
Resultado por intermediacion	143	(69)	227	773
Ingresos totales de la operacion	**7,571**	**7,429**	**7,219**	**7,578**
Gastos de administracion y promocion	(4,619)	(4,568)	(4,621)	(4,713)
Resultado de la operacion	**2,952**	**2,861**	**2,598**	**2,865**
Otros productos (gastos) (neto)	(259)	(163)	(357)	(300)
Resultado antes de impto. sobre la renta y part.de los trabajadores en la utilidad	**2,693**	**2,698**	**2,241**	**2,565**
Impto. sobre la renta y part.de los trabajadores en la utilidad, causados	(82)	(209)	(112)	(193)
Impto. sobre la renta y part.de los trabajadores en la utilidad, diferidos	(769)	(607)	(518)	(621)
Resultado antes de part. en el resultado de subsidiarias y asociadas	**1,842**	**1,882**	**1,611**	**1,751**
Participacion en el resultado de subsidiarias y asociadas	(6)	(57)	(120)	(15)
Resultado por operaciones continuas	**1,836**	**1,825**	**1,491**	**1,736**
Oper. discontinuas, partidas extraord. y cambios en politicas contables, neto	0	0	0	0
Resultado Neto antes del Minoritario	**1,836**	**1,825**	**1,491**	**1,736**
Interes minoritario	(34)	(82)	(34)	(77)
Resultado Neto	**1,802**	**1,743**	**1,457**	**1,659**

Informacion trimestral Estado de Resultados Millones de pesos	4T 2001	3T 2001	2T 2001	1T 2001
Ingreso por intereses	12,233	13,673	16,313	19,616
Gastos por intereses	(7,011)	(8,557)	(11,387)	(14,193)
Resultado por posicion monetaria neto (m. fin.)	387	212	380	450
Margen financiero	**5,609**	**5,328**	**5,306**	**5,872**
Estimacion preventiva para riesgos crediticios	(1,377)	(474)	(368)	(399)
Margen financiero ajustado por riesgos crediticios	**4,232**	**4,854**	**4,938**	**5,473**
Comisiones netas	2,664	3,041	2,562	2,467
Resultado por intermediacion	696	(316)	1,130	644
Ingresos totales de la operacion	**7,592**	**7,579**	**8,630**	**8,585**
Gastos de administracion y promocion	(5,121)	(5,195)	(5,377)	(5,396)
Resultado de la operacion	**2,471**	**2,384**	**3,253**	**3,189**
Otros productos (gastos) (neto)	48	13	(657)	(400)
Resultado antes de impto. sobre la renta y part.de los trabajadores en la utilidad	**2,519**	**2,397**	**2,596**	**2,788**
Impto. sobre la renta y part.de los trabajadores en la utilidad, causados	(26)	(242)	(163)	(256)
Impto. sobre la renta y part.de los trabajadores en la utilidad, diferidos	(724)	(580)	(876)	(649)
Resultado antes de part. en el resultado de subsidiarias y asociadas	**1,769**	**1,575**	**1,557**	**1,884**
Participacion en el resultado de subsidiarias y asociadas	(74)	(52)	58	103
Resultado por operaciones continuas	**1,695**	**1,524**	**1,615**	**1,987**
Oper. discontinuas, partidas extraord. y cambios en politicas contables, neto	(166)	0	0	0
Resultado Neto antes del Minoritario	**1,529**	**1,524**	**1,615**	**1,987**
Interes minoritario	(32)	(82)	(36)	(74)
Resultado Neto	**1,497**	**1,441**	**1,579**	**1,913**

3.2 Informacion Financiera por L nea de Negocio y Zona Geografica.

Cartera de Credito por Entidad Federativa [1] Millones de pesos al 31 de diciembre	2002			2001			2000		
	Comercial	**Vivienda**	**Consumo**	**Comercial**	**Vivienda**	**Consumo**	**Comercial**	**Vivienda**	**Consumo**
Aguascalientes	82	828	202	119	1,003	203	448	1,205	171
Baja California Norte	952	2,412	268	985	2,642	220	1,271	2,884	217
Baja California Sur	23	171	72	10	188	58	116	205	48
Campeche	35	115	172	59	136	174	270	168	52
Coahuila	1,332	1,229	282	1,435	1,384	176	2,421	1,565	369
Colima	44	483	68	88	598	55	507	717	53
Chiapas	789	319	295	800	379	298	1,087	431	141
Chihuahua	1,054	1,778	356	1,108	2,022	244	2,257	2,261	248
Distrito Federal	46,260	12,843	11,970	49,415	14,321	8,101	61,415	14,242	7,189
Durango	632	110	723	706	122	787	929	138	97
Guanajuato	555	2,199	476	359	2,742	468	1,342	3,618	388
Guerrero	31	423	178	22	487	145	136	642	119
Hidalgo	50	485	187	41	561	146	75	651	109
Jalisco	2,473	3,706	547	2,912	4,552	370	5,008	5,344	868
Mexico	7,965	1,567	615	8,160	1,792	231	10,969	2,108	256
Michoacan	499	903	324	427	1,114	285	684	1,293	248
Morelos	102	869	107	77	1,022	71	434	1,240	143
Nayarit	1	98	107	16	127	83	20	157	43
Nuevo Leon	5,266	4,091	845	5,791	4,651	865	11,862	5,309	814
Oaxaca	130	197	381	185	217	385	303	240	65
Puebla	1,089	1,574	293	1,394	1,817	246	1,874	2,266	392
Queretaro	179	1,801	188	115	2,070	198	379	2,374	167
Quintana Roo	14	897	112	22	1,009	100	71	1,215	72
San Luis Potosi	362	465	136	527	518	117	895	561	173
Sinaloa	1,269	644	414	1,353	796	370	1,798	1,011	224
Sonora	2,863	1,106	450	2,939	1,270	417	4,075	1,459	204
Tabasco	78	410	136	149	471	136	384	574	160
Tamaulipas	349	1,382	369	568	1,533	334	1,471	1,755	368
Tlaxcala	58	119	244	190	130	244	262	156	34
Veracruz	669	898	537	468	1,026	454	1,540	1,141	477
Yucatan	290	766	211	343	917	219	711	1,012	171
Zacatecas	7	230	92	26	285	71	103	336	64
Agencias del Extranjero	27,918	-	-	26,387	-	-	23,321	-	-
Total	**103,421**	**45,119**	**21,356**	**107,198**	**51,903**	**16,271**	**138,438**	**58,277**	**14,146**

(1) Incluye intereses cobrados por anticipado, carga financiera por devengar en contratos de arrendamiento y depósitos en garantía.

Depositos por Entidad Federativa[1] Millones de pesos al 31 de diciembre	2002		2001		2000	
	Exigibilidad Inmediata	Plazo	Exigibilidad Inmediata	Plazo	Exigibilidad Inmediata	Plazo
Aguascalientes	1,395	1,591	1,234	2,063	1,269	1,841
Baja California Norte	6,157	2,843	5,390	2,702	5,227	3,579
Baja California Sur	761	190	738	234	706	249
Campeche	1,033	503	900	511	810	526
Coahuila	3,357	3,075	3,321	2,876	3,083	4,053
Colima	592	754	560	731	606	874
Chiapas	1,942	1,933	1,672	2,090	1,719	2,359
Chihuahua	5,138	3,630	4,636	3,316	4,703	3,991
Distrito Federal	49,869	34,883	45,666	41,609	41,288	54,255
Durango	1,052	1,361	949	1,526	1,031	1,752
Guanajuato	5,181	6,858	4,871	7,296	4,857	8,845
Guerrero	1,609	2,382	1,563	2,488	1,428	2,722
Hidalgo	1,998	2,478	1,784	2,422	1,697	2,784
Jalisco	12,955	16,528	12,637	15,401	12,576	16,962
Mexico	11,691	13,269	10,961	12,955	10,935	14,520
Michoacan	4,639	7,561	4,537	7,939	4,265	8,363
Morelos	1,686	2,019	1,503	1,812	1,530	2,531
Nayarit	978	1,386	905	1,479	909	1,740
Nuevo Leon	6,193	5,966	5,458	5,896	4,995	6,308
Oaxaca	1,854	2,439	1,735	2,202	1,594	2,350
Puebla	4,684	5,670	4,617	5,700	4,502	6,847
Queretaro	2,179	1,826	1,985	1,849	1,902	2,092
Quintana Roo	1,196	396	1,161	466	1,123	485
San Luis Potosi	1,851	2,357	1,718	2,429	1,631	2,996
Sinaloa	2,130	1,941	1,922	2,134	1,899	2,450
Sonora	3,031	2,721	2,774	2,837	2,612	2,955
Tabasco	1,830	1,317	1,666	1,379	1,788	1,469
Tamaulipas	3,056	3,661	2,960	3,160	2,968	3,823
Tlaxcala	942	797	800	761	825	915
Veracruz	4,949	4,048	5,197	4,947	4,653	6,321
Yucatan	1,385	1,145	1,195	1,231	1,106	1,658
Zacatecas	1,051	1,743	931	1,722	961	1,936
Agencias del Extranjero	1,356	5,051	2,046	9,855	1,683	22,903
Total	**149,720**	**144,323**	**139,992**	**156,021**	**132,885**	**197,453**

(1) No incluye préstamos de bancos y acreedores por intereses e incluye coberturas y obligaciones subordinadas.

Primas emitidas por Entidad Federativa Millones de pesos al 31 de diciembre	2002		2001		2000	
	Seguros	Pensiones	Seguros	Pensiones	Seguros	Pensiones
Aguascalientes	51	8	45	18	22	19
Baja California Norte	80	20	71	69	54	53
Baja California Sur	10	15	10	18	8	21
Campeche	8	7	7	12	8	17
Coahuila	60	59	51	100	49	126
Colima	13	6	13	20	13	20
Chiapas	25	21	21	27	23	24
Chihuahua	90	48	76	110	52	77
Distrito Federal	594	217	556	465	636	380
Durango	14	30	12	35	18	29
Guanajuato	98	55	88	109	73	102
Guerrero	83	17	77	33	37	139
Hidalgo	62	15	58	32	38	26
Jalisco	268	104	227	168	139	32
Mexico	487	49	455	111	303	161
Michoacan	111	31	93	82	57	73
Morelos	35	13	32	40	31	27
Nayarit	15	22	15	26	17	20
Nuevo Leon	113	46	105	153	108	149
Oaxaca	24	4	20	20	17	17
Puebla	77	52	68	122	58	100
Queretaro	29	17	26	40	34	11
Quintana Roo	14	5	11	4	13	44
San Luis Potosi	27	15	27	32	26	28
Sinaloa	59	37	48	98	28	49
Sonora	48	33	46	70	39	94
Tabasco	23	9	18	13	21	9
Tamaulipas	51	55	52	146	44	134
Tlaxcala	16	11	14	22	9	11
Veracruz	104	74	84	157	80	130
Yucatan	19	19	16	29	16	26
Zacatecas	2	15	1	24	22	30
Agencias del Extranjero	-	-	-	-	-	-
Total	**2,710**	**1,130**	**2,441**	**2,402**	**2,090**	**2,176**

3.3 Informe de Creditos Relevantes

De conformidad con la disposicion aplicable, no existe ningun prestamo otorgado al Grupo con un valor equivalente al 10% o mas de su activo total.

3.4 Comentarios y Analisis de la Administracion sobre los Resultados de Operacion y Situacion Financiera de la Emisora.

3.4.1 Resultados de la Operacion

Entorno Economico

Durante 2002, la econom a mexicana se caracterizo por el comienzo de la recuperacion economica, ya que en el segundo trimestre, el Producto Interno Bruto (PIB) registro el primer per odo de crecimiento trimestral desestacionalizado en 18 meses, con lo que se termino una de las recesiones mas prolongadas, aunque la mas moderada de las ultimas decadas.

Por su parte, la percepcion de riesgo pa s se estabilizo y disminuyo la incertidumbre financiera, debido a la mayor solidez de los fundamentos economicos: credibilidad del Banco de Mexico, compromiso de la autoridad monetaria de controlar la inflacion, bajo deficit de la cuenta corriente y de la balanza de pagos, comodo perfil y bajo costo de la deuda publica externa, as como elevadas reservas internacionales, entre otros.

Este entorno, aunque propicio en terminos de estabilidad, tuvo poco efecto en terminos de crecimiento, por lo que BBVA Bancomer se enfoco en generar mejores resultados en los rubros gestionables y en preparar las redes de distribucion para el repunte esperado de la actividad comercial.

Margen Financiero

La evolucion del margen financiero en el ejercicio mostro una tendencia de estabilidad, para ubicarse en 4.9% al cierre de 2002, 80 puntos base menor al 5.7% registrado un ano antes.

El comportamiento favorable del margen financiero, a pesar de una disminucion de 470 puntos base en el promedio anual de la tasa TIIE a 28 d as, se dio gracias a una mezcla mas rentable de depositos y a la gestion de precios por segmento de cliente y distribucion geografica. As , aun cuando la tasa de interes interbancaria se contrajo, de 12.9% en promedio en 2001 a 8.2% en 2002, el margen financiero neto como porcentaje de la TIIE paso de 44.2% a 59.8% en el mismo per odo.

Grupo Financiero: Margen Financiero Millones de Pesos	Por los a os terminados el 31 de diciembre 2002	2001	2000
Ingreso financiero neto por credito y captacion	**16,886**	**19,453**	**17,065**
Ingreso financiero por cr dito y valores	32,282	47,259	48,216
Gasto financiero por captacion y fondeo	(15,396)	(27,806)	(31,151)
Comisiones Netas	**363**	**435**	**293**
Comisiones cobradas	363	435	293
Comisiones pagadas	-	-	-
Ingreso financiero neto por reportos	**1,168**	**798**	**1,336**
Ingreso financiero por reportos	16,236	14,140	21,201
Gasto financiero por reportos	(15,068)	(13,342)	(19,865)
Ingreso financiero antes de repomo	**18,417**	**20,686**	**18,694**
Resultado por posici n monetaria	**865**	**1,430**	**2,062**
Ingreso financiero neto	**19,282**	**22,116**	**20,756**
Margen financiero neto (%) [1]	**4.9%**	**5.7%**	**5.1%**
Promedio de activos con rendimiento [2]	391,280	385,271	403,566


20.0%
15.0%
10.0%
5.0%
0.0%
17.0%
12.9%
8.2%
5.1%
5.7%
4.9%
2000
2001
2002
TIIE (prom. anual)
Margen financiero neto

Actividad
En cuanto a la captacion bancaria, el rubro de mayor crecimiento en 2002 fue el de depositos a la vista en pesos que crecio 8.0%. Este incremento repercutio en la mejora de la mezcla de captacion de clientes que al cierre del ejercicio se compon a en 47.5% de captacion vista, comparado con 40.9% el ano anterior.


Mezcla de Captacion
100%
80%
60%
40%
20%
0%
61.8%
59.1%
52.5%
38.2%
40.9%
47.5%
2000
2001
2002
Vista
Plazo

Por su parte, el volumen y la composicion de la cartera de credito tuvo tambien una aportacion favorable al margen financiero. La cartera de credito otorgada al sector privado (sin incluir los fideicomisos UDIS) aumento 3.9% en el per odo, en gran parte atribuible al desempeno de la cartera de consumo que mostro un crecimiento de 32.1% en 2002. Dicha cartera, impulsada por el exito comercial de campanas de credito nomina, auto y tarjeta de credito, fue un importante catalizador en terminos de ampliar el ingreso financiero.

Composicion del Portafolio de Credito sin Fideicomisos UDIS


21.4%
10.1%
7.7%
60.8%
2000
17.6%
13.4%
10.1%
58.9%
2001
16.5%
17.2%
8.9%
57.4%
2002
Consumo
Comercial
Vivienda
Gobierno

Estimacion Preventiva para Riesgos Crediticios
En el 2002, se cargaron a resultados 2,697 millones de pesos por concepto de provisiones crediticias, con lo cual el balance anual presenta un saldo de 12,352 millones de pesos en dicho rubro que se traduce en una cobertura de cartera vencida de 112.8%.

Asimismo, en 2002 se logro una reduccion adicional de 2,429 millones de pesos en el saldo de cartera vencida bruta, equivalente a 18.2%, para ubicar el ndice de cartera vencida sobre cartera total, excluyendo los pagares FOBAPROA-IPAB, en 6.5%, lo que se compara favorablemente con el 7.6% registrado al cierre de 2001.

En 2001, las provisiones crediticias del Grupo con cargo a los resultados fueron de 2,619 millones de pesos, con un ndice de cobertura a cartera vencida de 111.9%, comparativamente igual al ndice registrado al cierre de 2000.

Comisiones y Tarifas, netas
Las comisiones y tarifas, netas crecieron 13.1% en 2002, destacando dos rubros de particular importancia. Primero, el total de comisiones netas por tarjeta de credito y cajeros automaticos que incremento 25.4%, equivalente a 637 millones de pesos, debido principalmente a una mayor actividad de emision y facturacion. Por su parte, los ingresos por manejo de cuenta contribuyeron 238 millones de pesos en ingreso adicional, como resultado de la fuerte actividad en los productos de depositos a la vista, especialmente del *Libretón*.

Con menor impacto en el total de ingresos, pero con aumentos sustanciales, sobresalen los ingresos por la venta de seguros y por la actividad de banca de inversion.

En 2001, el ingreso por estos conceptos alcanzo 10,734 millones de pesos, monto 16.2% superior al registrado el ano anterior. Este incremento fue impulsado en primer termino por el crecimiento en los volumenes de operacion de transferencias y remesas de dinero, principalmente las originadas por Bancomer Transfer Services; en segundo lugar por las comisiones generadas por el uso de tarjeta de credito y cajeros automaticos y en tercer lugar por el manejo de cuenta, derivadas de los nuevos productos de captacion, particularmente por el *Libretón* y las sociedades de inversion.

Los ingresos por comisiones y tarifas, netas fueron de 9,239 millones de pesos en 2000, un incremento de 12.0%, con respecto al ano anterior. Este incremento es consistente con la estrategia del Grupo de mejorar los ingresos por comisiones y tarifas como un porcentaje del total de sus ingresos.

Indice de Ingresos por Servicios a Gasto


70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
45.0%
50.9%
65.5%
2000
2001
2002

Resultado por Intermediacion

El resultado por intermediacion se ubico en 1,074 millones de pesos en 2002, reflejando una reduccion de 50.1% al compararse con los 2,154 millones de pesos de 2001. Esta disminucion se explica por la volatilidad de los mercados financieros y el menor desplazamiento a la baja de la curva de tasas de interes entre diciembre de 2001 y de 2002, respecto al experimentado un ano antes.

En el ano 2001, los ingresos por intermediacion se incrementaron en 1,998 millones de pesos con relacion al ano anterior, impulsados principalmente por el negocio de divisas en sucursales, que contribuyo con 59.9% de estos ingresos. Ademas, *como consecuencia de la pronunciada baja de las tasas de interes en 2001, se registraron importantes ingresos por* valuacion de posiciones de renta fija y reportos, que actuaron como cobertura natural para compensar el impacto en el margen financiero del descenso de las tasas de interes.

Grupo Financiero BBVA Bancomer **Ingreso No Financiero** Millones de pesos	**Por los a o s terminados el 31 de diciembre**		
	2002	**2001**	**2000**
Ingreso no financiero	**13,211**	**12,889**	**9,396**
Comisiones y tarifas neto	**12,137**	**10,734**	**9,239**
Manejo de cuentas	2,368	2,181	1,864
Transferencias y remesas	1,711	1,275	766
Tarieta de cr d ito y caieros	3,145	2,499	2,115
Administraci n de sociedades de inversi n	1,291	1,206	1,200
Administracion de fondos de pensiones y SAR	2,506	2,452	2,330
Administracion de fideicomisos			
Seguros	465	415	159
Otros	651	706	806
Comisiones y tarifas pagadas			
Resultado por intermediacion	**1,074**	**2,155**	**157**
Compraventa de divisas	1,136	1,290	915
Otros resultados de intermediaci n	(62)	865	(757)

Gasto de Administracion y Promocion

Por su parte, el gasto de administracion y promocion mostro una tendencia descendente, al registrar una disminucion de 12.2% en 2002 comparado con 2001, con reducciones en todos los rubros.

Al combinar las mejoras en las bases de ingreso por servicios y el nivel de gastos, se obtiene que en el 2002 el ingreso por servicios represento 65.5% de los gastos de operacion, lo que se compara favorablemente con 50.9% del ano anterior.

Los gastos del Grupo se ubicaron en 21,090 millones de pesos en el ano 2001. Esta cifra implica una reduccion de 15.4% respecto al ano anterior en bases comparables — que incorporan los gastos completos de BBV-Probursa y Banca Promex en 2000 — *principalmente como resultado del redimensionamiento de la infraestructura.* Estos resultados confirman el cumplimiento de las metas de sinergia que se establecieron en el anuncio de la fusion.

Grupo Financiero BBVA Bancomer **Gasto de Administracion y Promocion** Millones de pesos	**Por los anos terminados el 31 de diciembre**		
	2002	***2001***	***2000***
Gasto no financiero	**18,521**	**21,090**	**20,542**
Salarios y prestaciones	8,450	8,841	8,306
Gastos de administracion y operacion	5,405	6,705	7,395
Rentas, depreciacion y amortizacion	2,303	2,729	2,313
IVA e impuestos diferentes a ISR y PTU	983	1,350	1,266
Cuota por costo de captacion (IPAB)	1,380	1,463	1,262

Cumplimiento de Meta de Gasto


26,661
21,956
18,521
17.6%
30.5%
Base conjunta 1999
Objetivo 2002
Real 2002

Millones de pesos

Resultado de la Operacion

En 2002, el resultado de la operacion del Grupo alcanzo 11,277 millones de pesos, cifra muy similar a la registrada en 2001. La mezcla de ingresos del Grupo se modifico de manera favorable en el ano; se sustenta cada vez mas en el margen financiero y en el ingreso por servicios.

El comportamiento del margen financiero, el incremento en el ingreso por comisiones y tarifas y la reduccion de los gastos, permitieron que el resultado de la operacion del Grupo en 2001 se duplicara respecto al del ano anterior, alcanzando un monto de 11,296 millones de pesos.

Impuestos

En 2002, se registro un cargo por ISR y PTU causado y diferido de 3,111 millones de pesos, comparado con 3,516 millones de pesos un ano antes. Este cargo incide favorablemente en los ndices de capitalizacion por la amortizacion de impuestos diferidos.

En el ano 2000, se presento un cargo por ISR y PTU causado y diferido de 581 millones de pesos.

Partidas Extraordinarias

El Grupo no registro cargos por partidas extraordinarias en 2002, mientras que en 2001 registro 166 millones de pesos. Esta cifra incluye una provision por 424 millones de pesos para gastos por reingenier a que se devengaron durante 2002 e ingresos extraordinarios por 258 millones de pesos provenientes de la venta de las subsidiarias Seguros BBV-Probursa y Credito Familiar.

En el ano 2000, se reconocieron 1,354 millones de pesos de perdidas extraordinarias, las cuales se originaron por un cargo derivado de la reserva de reestructura.

Resultado Neto

La utilidad neta del Grupo se ubico en 6,661 millones de pesos en 2002, un incremento de 3.6% comparado con 2001. Este resultado incluye una perdida contable de 216 millones de pesos, derivada de la venta de la participacion accionaria que manten a Bancomer en Farmacias Benavides, toda vez que este efecto estaba ya reconocido en el capital del Banco, no tuvo un impacto patrimonial. Al aislar esta operacion realizada en el mes de junio, la utilidad neta ascender a a 6,875 millones de pesos, lo que representa un crecimiento de 6.9% respecto a la utilidad de 2001.

Este favorable resultado se explica principalmente por la combinacion del aumento en el rubro de ingreso por servicios y la reduccion del gasto, mismos que han estabilizado los ingresos ante un entorno de menores tasas de interes y de volatilidad en los mercados.

La utilidad neta por el ano 2001 fue de 6,431 millones de pesos, que compara favorablemente con las utilidades netas de 1,863 millones de pesos generadas en 2000. Los principales factores que influyeron en la mejor a de los resultados de 2001 fueron un incremento de 6.6% en el ingreso financiero neto, una reduccion de 31.0% en provisiones de cartera cargadas contra utilidades, un incremento de 37.2% en ingresos por servicios e intermediacion y una reduccion de 87.7% en perdidas derivadas por partidas extraordinarias. Para el ano 2000, los principales factores que afectaron el resultado neto fueron, un

incremento de 2.0% en el ingreso financiero neto, una reduccion del 39.2% en provisiones cargadas contra utilidades, un incremento de 6.0% en ingresos por servicio e intermediacion y un incremento de 16.0% en gastos de administracion y promocion, respecto a 1999.

Resultados Neto por Negocio

El Negocio Bancario registro una utilidad neta de 5,562 millones de pesos en 2002, sin incluir la utilidad neta consolidada de Afore Bancomer y de Bancomer Transfer Services. Incluyendo la contribucion de estas subsidiarias, la utilidad neta consolidada del Negocio Bancario fue de 6,305 millones de pesos, 5.5% superior a 2001. Los negocios no bancarios continuaron funcionando como una palanca importante de diversificacion de ingreso, contribuyendo con una quinta parte de la utilidad neta del Grupo en 2002.

- Afore Bancomer registro utilidad neta de 909 millones de pesos, 1.2% mas que el ano anterior.
- Seguros Bancomer reporto utilidad neta de 285 millones de pesos.
- Pensiones Bancomer alcanzo utilidad neta de 183 millones de pesos, 35.2% mas que el ano anterior.
- Casa de Bolsa Bancomer obtuvo utilidad neta de 76 millones de pesos, 39.6% menor a la del ano anterior, reflejando la separacion de la administracion de fondos de inversion a Bancomer Gestion.
- Bancomer Transfer Services registro utilidad neta de 61 millones de pesos.

Grupo Financiero BBVA Bancomer **Resultado Neto por Negocio** Millones de pesos	**Por los a os terminados el 31 de diciembre**					
	2002	**%**	**2001**	**%**	**2000**	**%**
Bancos	6,305	94.7	5,976	92.9	1,612	86.5
De los que:						
Afore Bancomer	682	10.2	674	10.5	551	29.59
Bancomer Transfer Services	61	0.9	72	1.1	27	1.43
Seguros y Pensiones Bancomer	397	6.0	257	4.0	195	10.44
Casa de Bolsa BBVA Bancomer	76	1.1	125	1.9	48	2.57
Bancomer Gestion	89	1.3	6	-	0	-
Otros y Controladora	(205)	(3.1)	66	1.0	9.4	0.51
Total Utilidad Neta	**6,661**	**100.0**	**6,430**	**100.0**	**1,864**	**100.00**

Inflacion y Moneda Extranjera

Durante los per odos que se comentan en esta seccion, la inflacion en Mexico ha registrado una disminucion significativa, al pasar de 8.9% en 2000 a 4.4% en 2001. En 2002, se registro un repunte de este indicador con respecto al ano anterior al alcanzar 5.7% en dicho per odo.

En 2002, el Grupo registro un resultado neto por posicion monetaria de 11 millones de pesos, lo cual representa una disminucion de 721 millones de pesos con respecto a 2001. Esta reduccion se debe principalmente a una disminucion en el valor del pasivo monetario neto.

El resultado neto por posicion monetaria en 2001 fue de 732 millones de pesos, 44.8% menor a la del ano anterior. Esta reduccion fue principalmente el resultado de la baja inflacion.

En cuanto a la posicion en moneda extranjera, al 31 de diciembre de 2002 y 2001 se ten an activos y pasivos en moneda extranjera — principalmente en dolares americanos — convertidos al tipo de cambio publicado por Banco de Mexico de 10.4393 y 9.1695 pesos por dolar, respectivamente. Estos activos y pasivos resultaron en una posicion pasiva neta valorizada en 292 millones de pesos al cierre de 2002 y una posicion activa neta de 1,264 millones de pesos al 31 de diciembre de 2001.

3.4.2 Situacion Financiera, Liquidez y Recursos de Capital

Disponibilidades

Al 31 de diciembre de 2002, el Grupo contabilizo 71,327 millones de pesos en el rubro de disponibilidades, un incremento de 4.7% comparado con el ejercicio anterior.

El saldo de las disponibilidades crecio 30.0% en el ano 2001, para ubicarse en 68,119 millones de pesos al cierre del ejercicio. Este incremento es consecuencia, principalmente, del crecimiento de la liquidez originado por la captacion bancaria.

Inversiones en Valores
Al cierre de 2002, las inversiones en valores del Grupo ascend an a 63,554 millones de pesos, una reduccion de 6.7% con respecto al ano anterior. Esta disminucion se explica principalmente por una reduccion del saldo en los t tulos disponibles para la venta, al pasar de 8,409 millones de pesos al 31 de diciembre de 2001 a 4,790 millones de pesos al cierre de 2002, lo cual se deriva principalmente por la venta de Eurobonos Corporativos y de la Banca de Desarrollo por un importe de 3,011 millones de pesos, as como por la venta y baja de valor en libros de algunas posiciones accionarias que ten a el Grupo.

El saldo de las inversiones en valores al cierre del ano 2001 fue de 68,095 millones de pesos, presentando un incremento de 22,092 millones de pesos respecto al ano anterior. El crecimiento de este rubro del activo se explica, principalmente, por el incremento en el saldo de los t tulos para negociar, derivado de estrategias de tesorer a del Grupo. Al 31 de diciembre de 2001, los t tulos para negociar representaban el 55.5% del total de esta cartera, los t tulos disponibles para la venta el 12.3% y los t tulos conservados al vencimiento el 32.2%.

Cartera de Credito Vigente
El Grupo registro cartera vigente por 158,632 millones de pesos (excluyendo el saldo de creditos al FOBAPROA o al IPAB) al 31 de diciembre de 2002, cifra menor en 1.9% respecto al ano anterior. Esta variacion se explica principalmente por disminuciones en los creditos a la vivienda, a entidades gubernamentales y comerciales, en 12.1%, 4.1% y 1.8%, respectivamente. Las reducciones anteriores fueron compensadas por el crecimiento de 32.1% de la cartera de consumo, como resultado de una colocacion mensual de mas de 50,000 tarjetas de credito, para un total de 3.3 millones de plasticos al cierre de 2002 y un incremento de 15.4% en el monto de facturacion, comparado con el mismo per odo del ano anterior. En el credito al consumo, tambien destaca la exitosa distribucion del *Creditón Nómina* lanzado en abril de 2002, el cual supero las expectativas al otorgar mas de 213,000 creditos en el ejercicio.

La cartera de credito vigente del Grupo se ubico en 161,738 millones de pesos (excluyendo el saldo de creditos al FOBAPROA o al IPAB) al cierre de diciembre de 2001. Durante el ejercicio, destaca el crecimiento de 20.8% en el saldo de la cartera de credito al consumo, el cual es resultado, principalmente, de exitosos programas de originacion de tarjeta de credito — que en el ano se tradujeron en el otorgamiento de mas de 350,000 tarjetas nuevas y prestamos en efectivo a traves del programa *Efectivo Inmediato* — De esta manera, la cartera de creditos del Grupo mostro una mejora en su composicion en el ano 2001, ya que el credito al consumo paso de representar 7.1% de la cartera vigente al cierre del ano 2000, al 9.4% al cierre del ano 2001. El positivo comportamiento del credito al consumo compenso parcialmente la contraccion observada durante el ejercicio en el saldo de la cartera de credito comercial, de 11.6% respecto a diciembre de 2000, como resultado de la baja originacion de creditos, la amortizacion de creditos y una reduccion de 17.6% en el saldo de los creditos gubernamentales vigentes, debido principalmente a prepagos de creditos relacionados con programas de apoyo a deudores. Por su parte, tambien la cartera de vivienda registro una disminucion de 4.6%, como resultado de un menor originacion, amortizaciones de credito y de los pagos anticipados por parte de los clientes, mediante el incentivo que ofrece el programa *Punto Final.*

Creditos al FOBAPROA o al IPAB
El saldo de los creditos al FOBAPROA o al IPAB del Grupo ascendio a 77,886 millones de pesos — neto de recuperaciones y reservas — al 31 de diciembre de 2002, 14.0% menor al registrado al cierre de 2001. Esta reduccion se explica principalmente por la amortizacion en efectivo realizada por el IPAB de un pagare derivado de la adquisicion de sucursales de Cremi y Banorie, por un monto de 10,199 millones de pesos y con vencimiento en septiembre de 2002.

Al 31 de diciembre de 2001, el Grupo ten a un saldo de 90,538 millones de pesos en pagares FOBAPROA e IPAB — neto de recuperaciones y reservas — 2.2% menor al saldo alcanzado al cierre del ano 2000.

Cartera de Credito Vencida
El esfuerzo particular de implementacion de programas mas estrictos de cobranza por el area de recuperaciones, llevo a una reduccion en la cartera vencida del Grupo de 18.2% al 31 de diciembre de 2002, para ubicarse en 10,953 millones de pesos. Igualmente a esa misma fecha, el ndice de cartera vencida (excluyendo creditos al FOBAPROA o al IPAB) se reduce a 6.5%, contra un 7.6% al cierre del 2001.

El Grupo fortalecio su balance en el ano 2001 al reducir la cartera vencida un 41.6%, pasando de 22,932 millones de pesos al cierre de 2000 a 13,382 millones de pesos al cierre del ano 2001. Esta reduccion fue principalmente debido a la venta de aproximadamente 5,074 millones de pesos de creditos comerciales (los cuales todos estaban vencidos) y castigos por 4,300 millones de pesos y en una menor medida por cobranza.

Estimacion Preventiva para Riesgos Crediticios
Al 31 de diciembre de 2002, el saldo de la estimacion preventiva para riesgos crediticios del Grupo fue de 12,352 millones de pesos, 17.5% menor a la registrada al cierre de 2001. El ndice de cobertura de cartera vencida se ubico en 112.8% al 31 de diciembre de 2002.

El total de provisiones crediticias alcanzo un saldo de 14,977 millones de pesos al cierre de 2001, para ubicar la proporcion de cobertura de creditos vencidos en 111.9%. Al cierre del ano 2000, las provisiones alcanzaron un saldo de 25,658 millones de pesos, que representaban el 111.9% de la cartera vencida a esa misma fecha.

Captacion y Deuda
La captacion bancaria tradicional del Grupo registro 316,142 millones de pesos al 31 de diciembre de 2002, 7.4% menos que un ano antes. Esta reduccion se debe a una contraccion en el saldo de depositos a plazo en 17.4%, como resultado de la sustitucion de este tipo de instrumentos por las sociedades de inversion, en donde los clientes buscan alternativas de ahorro en un entorno de menores tasas de interes. Por su parte, el saldo de depositos a la vista se incremento en 10,536 millones de pesos para alcanzar un total de 150,100 millones de pesos en 2002, lo cual se explica por el exito obtenido a traves del *Libretón*, el producto l der en el segmento de ahorro, alcanzando un total de 8 millones de cuentas al cierre del ano. Este incremento repercutio en la mejora de la mezcla de captacion de clientes que al cierre del ejercicio 2002 se compon a en 47.5% de captacion vista, comparado con 40.9% el ano anterior.

Por lo que respecta a la deuda total del grupo — prestamos interbancarios y de otros organismos mas obligaciones subordinadas en circulacion — que en su conjunto suman 46,482 millones de pesos al 31 de diciembre de 2002, reflejo una disminucion de 4.5% con respecto a diciembre de 2001. Este decremento se explica principalmente por reducciones en el saldo de los prestamos interbancarios y de otros organismos a largo plazo en 1,700 millones de pesos, —lo cual ha permitido una disminucion en el costo financiero—; as como una disminucion en el saldo de las obligaciones en circulacion en 2,697 millones de pesos, como resultado de la amortizacion de dos emisiones de obligaciones subordinadas: una en UDIS emitida por Bancomer en 1996, valorizada en 1,318 millones de pesos y otra en pesos emitida por Promex en 1993 por 66 millones de pesos. Adicionalmente, se llevo a cabo la conversion anticipada de una emision de obligaciones subordinadas de conversion voluntaria por 30 millones de dolares, emitidas en diciembre de 1996.

Al 31 de diciembre de 2001, la captacion bancaria tradicional del Grupo alcanzo 341,229 millones de pesos, 2.3% mas que lo registrado al cierre de 2000. En 2001, destaca el crecimiento del saldo de los depositos a la vista, de 9.6%, para alcanzar 139,564 millones de pesos al cierre del ejercicio y que es resultado de la aceptacion comercial del *Libretón* y al comportamiento de las cuentas de cheques. Por otro lado, la deuda total del Grupo, se redujo 4.7% para ubicarse en 48,685 millones al cierre del ano. Esta disminucion se deriva principalmente de una reduccion en el saldo en los prestamos interbancarios y de otros organismos, en el tramo de largo plazo, en 9,410 millones de pesos, con lo cual fue factible reducir la necesidad de financiamiento de mas alto costo, en la medida que la fortaleza del balance lo ha permitido. Por su parte, el saldo de las obligaciones en circulacion reflejo una reduccion en 2001 de 2,600 millones de pesos, equivalente a 24.7%, respecto al cierre de 2000. Esta disminucion se debio principalmente a la amortizacion anticipada de una emision de obligaciones subordinadas por 170 millones de dolares, emitidas en enero de 2000, as como al efecto de la apreciacion del tipo de cambio en el saldo de obligaciones subordinadas del Grupo.

Capitalizacion en base a Reglas 2003
El capital contable mayoritario del Grupo se ubico en 51,638 millones de pesos a diciembre de 2002, 15.3% mas que un ano antes, fortaleciendo con ello la estructura del balance del Grupo.

Al emplear de manera homogenea las reglas de capitalizacion vigentes a partir de enero de 2003, el ndice de capitalizacion alcanzado al 31 de diciembre de 2002 por el Negocio Bancario, —incluyendo riesgo de mercado—, era de 13.1% con un ndice de capital basico de 9.9%. Un ano antes, estos indicadores se situaron en 11.0% y 6.6%, respectivamente.

Capitalizacion Al 31 de diciembre de 2002 Millones de Pesos	Negocio Bancario Diciembre 2002		Bancomer Diciembre 2002		Bancomer Servicios Diciembre 2002	
Capital basico	24,070		20,374		3,696	
Capital complementario	7,644		7,644		0	
Capital Neto	**31,714**		**28,018**		**3,696**	
	Riesgo Credito	Riesgo Cto.& Mdo.	Riesgo Credito	Riesgo Cto.& Mdo.	Riesgo Credito	Riesgo Cto.& Mdo.
% de Activos en Riesgo						
Capital basico	12.9%	9.9%	11.0%	8.5%	195.9%	158.2%
Capital complementario	4.1%	3.2%	4.1%	3.2%	0.0%	0.0%
Capital Neto	17.0%	13.1%	15.2%	11.7%	195.9%	158.2%
Activos en Riesgo	186,452	242,477	184,565	240,141	1,887	2,336

Fondeo

La principal fuente de fondeo del Grupo esta constituida por los depositos tradicionales provenientes de su amplia base de clientes. Historicamente, estos depositos han representado una fortaleza para el Grupo por su bajo costo de fondeo, uno de los mas bajos del mercado. La captacion tradicional del Grupo paso de 341,229 millones de pesos en diciembre de 2001 a 316,142 millones de pesos en diciembre de 2002, representando una disminucion de 7.4%.

Como se menciono anteriormente, la reduccion en captacion tradicional se debe principalmente a un descenso en el saldo de los depositos a plazo en 17.4%, como resultado de que los clientes sustituyeron sus inversiones en este instrumento por sociedades de inversion, ante un escenario de menores tasas de interes. No obstante, la captacion tradicional del Grupo en 2002 estuvo impulsada principalmente por el crecimiento en depositos a la vista, al alcanzar un saldo de 150,100 millones de pesos al cierre de 2002. Como consecuencia de esto, los depositos a la vista pasaron de representar el 40.9% de la captacion tradicional en 2001 a 47.5% un ano despues, con lo que mejoro de manera significativa la mezcla de captacion al acrecentar el componente de instrumentos de menor costo.

La deuda a largo plazo es tambien una fuente de fondeo, conformada principalmente por prestamos interbancarios y de otros organismos y obligaciones subordinadas. Esta deuda es emitida para fondear las operaciones de credito e inversiones a largo plazo, y con ello reducir el riesgo de liquidez. Al 31 de diciembre de 2002, la deuda a largo plazo del Grupo era de 24,579 millones de pesos, menor en 15.2% a los 28,976 millones de pesos del cierre del ano 2001. Al 31 de diciembre de 2000, el saldo de la deuda a largo plazo era de 40,986 millones de pesos.

Los activos del Grupo denominados en moneda extranjera, principalmente en dolares, son financiados a traves de diversas fuentes: depositos de clientes individuales y de medianas y grandes empresas mexicanas, principalmente del sector exportador; colocacion de certificados de deposito en el mercado del Eurodolar, obtenidos a traves de las sucursales y agencias del extranjero; depositos interbancarios; pagares a tasa fija; y obligaciones subordinadas. El costo de fondeo en moneda extranjera esta referenciado principalmente a la tasa LIBOR.

Desde 1990, el Grupo ha estructurado diversas transacciones para los mercados internacionales, mediante la emision de instrumentos de bursatilizacion de pagares de tarjetas de credito, respaldadas por las compan as Visa y MasterCard. Al cierre del ano 2002, Bancomer manten a un saldo de 328 millones de dolares de deuda emitida a traves de dichos instrumentos, mientras que un ano antes era de 467 millones de dolares.

El Grupo tiene un programa de papel comercial por 600 millones de dolares, apoyado por una carta de credito y sindicado entre ciertos bancos relacionados. El programa permite obtener financiamiento de corto plazo en dolares en los mercados de papel comercial de E.U. con vencimientos de 1 a 270 d as. El programa termina en agosto de 2003. Al 31 de marzo de 2003, existen cuatro emisiones de papel comercial bajo este programa, por 25 millones de dolares cada una, con un plazo de 91 d as y que expiran el 27 de mayo de 2003. Al mes de junio de 2003, Bancomer se encuentra gestionando la renovacion del programa de papel comercial.

Estructura de Fondeo Millones de pesos	Al 31 de diciembre 2002 Monto	%	2001 Monto	%	2000 Monto	%
Captacion tradicional	**316,142**	**87.2%**	**341,229**	**87.5%**	**333,526**	**86.7%**
Depositos de exigibilidad inmediata	150,100	41.4%	139,564	35.8%	127,359	33.1%
Depositos a plazo	166,042	45.8%	201,135	51.6%	204,820	53.3%
Bonos Bancarios	0	0.0%	530	0.1%	1,347	0.4%
Prestamos Bancarios y de otros organismos	**41,249**	**11.4%**	**40,755**	**10.5%**	**40,580**	**10.6%**
Exigibilidad inmediata	2,104	0.6%	3,245	0.8%	1,751	0.5%
Corto plazo	19,799	5.5%	16,464	4.2%	8,374	2.2%
Largo plazo	19,346	5.3%	21,046	5.4%	30,456	7.9%
Obligaciones Subordinadas en Circulacion	**5,234**	**1.4%**	**7,930**	**2.0%**	**10,531**	**2.7%**
Fondeo Total	**362,625**	**100.0%**	**389,914**	**100.0%**	**384,637**	**100.0%**

Inversiones de Capital

En 2002, el Grupo ha realizado importantes inversiones con el proposito de incrementar el servicio para sus cerca de 9 millones de clientes, a traves de la puesta en marcha de proyectos de crecimiento, mantenimiento, renovacion y adecuacion de infraestructura y *software*, incluyendo la renovacion de 300 cajeros automaticos y la instalacion de 12,559 terminales punto de venta. Estas iniciativas, en su conjunto, equivalen a inversiones por 108 millones de dolares. El presupuesto de inversion para el ano 2003 asciende a aproximadamente 173 millones de dolares, incluyendo el crecimiento y la renovacion de 893 cajeros automaticos y 18,646 terminales punto de venta. La administracion estima contar con capacidad suficiente para hacer frente a los requerimientos de liquidez de corto plazo, incluyendo las inversiones de capital programadas para el 2003. La fuente de liquidez sera principalmente a traves de los flujos de efectivo provenientes de la operacion del negocio.

Agencias Calificadoras Aumentan Calificacion a Bancomer

Como resultado de sus solidos ndices de capitalizacion y su fortaleza financiera, Bancomer cuenta con calificacion de Grado de Inversion en moneda extranjera y en moneda local por las tres principales agencias calificadoras en el ambito internacional.

El pasado 16 de abril de 2003, la agencia calificadora Fitch incremento la calificacion individual de Bancomer de C/D a C, con base en una mejora gradual del perfil financiero de la empresa, a pesar de un entorno economico dif cil. Segun Fitch, las calificaciones que tiene Bancomer reflejan una franquicia solida con un posicionamiento predominante en el sistema financiero mexicano, ademas de recibir el soporte operativo y respaldo de BBVA. Este conjunto de calificaciones de Bancomer es el mejor que tiene asignado Fitch entre bancos mexicanos. Las calificaciones en moneda extranjera que tiene asignadas, estan topadas a la calificacion de riesgo soberano del pa s.

El 1 de abril de 2003, la agencia Standard & Poor's (S&P) incremento la calificacion de riesgo de contraparte y certificados de deposito de Bancomer a corto y largo plazo en moneda local a BBB/A-2 de BBB-/A-3, con perspectiva estable. La mejora en la calificacion obedece a lo que S&P cita como una mejora sustancial en el perfil financiero del Banco en los ultimos dos anos, fortaleciendo el Balance, la tendencia positiva en la rentabilidad y los niveles de cobertura.

En diciembre de 2002, la agencia calificadora Moody´s asigno a Bancomer la calificacion en escala nacional de Aaa.mx para depositos a largo plazo. Esta es la maxima calificacion posible asignada para una emisora en el mercado mexicano relacionado con su riesgo de credito y para uso de inversionistas domesticos. Asimismo, la fortaleza domestica del Banco, de acuerdo a la misma calificadora cambia de "estable" a "positiva", lo que abre la posibilidad de obtener un incremento en dicha calificacion en el futuro.

Calificaciones de Deuda	Largo Plazo		Corto Plazo		Escala Nacional
Bancomer	Pesos	M.E.	Pesos	M.E.	
S&P	BBB	BBB-	A-2	A-3	N/D
Moody's	A1	A3*	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA (mex)

* *Calificación para bonos.*

3.4.3 Control Interno

De acuerdo a las Disposiciones de caracter prudencial en materia de control interno emitidas por la CNBV en septiembre de 2001, relativas al establecimiento de pol ticas y procedimientos de operacion, delimitacion de funciones y responsabilidades, diseno de sistemas de informacion y aseguramiento del cumplimiento de la regulacion aplicable, a continuacion se presentan algunas medidas que las instituciones de credito del Grupo han implantado:

- Se presento a la CNBV un plan de implementacion, aprobado por el Consejo de Administracion, como resultado de la evaluacion al sistema de control interno en cada una de las areas de las instituciones de credito del Grupo.
- Se elaboraron y formalizaron cerca de 1,500 manuales de operacion de las areas centrales y sucursales.
- Se aprobaron los lineamientos generales de control interno y las pol ticas contables en los terminos de la Circular 1506 de la CNBV, por parte del Consejo de Administracion.
- Se creo la Direccion de Contralor a Interna, la cual se encarga entre otras responsabilidades, de dar seguimiento a las medidas adoptadas en materia de control interno.

Dentro de las medidas implementadas se estipula la responsabilidad de los diferentes niveles directivos del Grupo, para el establecimiento de pol ticas y procedimientos de control interno para la elaboracion de estados financieros, as como para el registro de las operaciones conforme a la normativa en materia contable.

Comite de Auditor a
El Grupo tiene establecido un Comite de Auditor a (integrado por consejeros propietarios) que auxilia al Consejo de Administracion en la definicion y actualizacion de las pol ticas y procedimientos de control interno, en su evaluacion y en el seguimiento de las funciones de Auditor a Interna y Externa. Dicho Comite sesiona trimestralmente.

Principales funciones de control interno:

I) Proponer para aprobacion del Consejo:

- Los lineamientos generales de control interno
- La designacion del auditor externo, as como el alcance de su actividad
- El codigo de etica del Grupo
- Las pol ticas contables

II) Aprobar los manuales operativos del Grupo en la parte relativa a las pol ticas y procedimientos de control interno.

III) Aprobar el Programa Anual de Auditor a y verificar el cumplimiento del mismo.

IV) Asegurar la independencia del area de Auditor a Interna.

V) Recibir y revisar los reportes del Auditor Externo

Prevencion y Deteccion de Operaciones Il citas
En materia de auditor a y cumplimiento normativo se continuaron los esfuerzos de adhesion a la normativa sobre prevencion y deteccion de actos u operaciones con recursos de procedencia il cita, mediante la puesta en marcha del *Programa Conoce a tu Cliente*, a traves del cual se capacito integralmente al 100% la plantilla del Grupo en aspectos relativos al lavado de dinero, la implantacion de recomendaciones de mejores practicas internacionales y el monitoreo mas eficaz de transferencias internacionales.

Codigo de Conducta
Como parte de la Cultura Corporativa BBVA Bancomer, se actualizo el Codigo de Conducta que unifica criterios para un comportamiento etico, el cual fue aprobado por el Consejo de Administracion y difundido entre el personal.

Informacion de Gestion
Se ampliaron los alcances de la informacion de gestion, apoyada en las ventajas de la Plataforma Unificada y de la Intranet Corporativa. Durante 2002, se desarrollo la base de informacion anal tica de gestion, tanto al nivel de Grupo como en los ambitos de las unidades de negocio. Con estos avances, el Grupo cuenta hoy con mayor informacion de gestion a partir de fuentes unicas y disponibilidad oportuna, con lo cual se facilita la toma de decisiones estrategicas, a la vez que se mitiga la posibilidad de potenciales conflictos de intereses entre las distintas areas del Grupo.

Informatica
En materia de sistemas informaticos, se han adoptando diversas medidas y procedimientos, entre ellos: (i) la documentacion y autorizacion de las aplicaciones y procesos utilizados; (ii) la implantacion de codigos de seguridad para su adecuada proteccion e integridad; y (iii) la implementacion de mecanismos de respaldo y recuperacion de informacion, en sitio y en centro alterno.

3.5 Estimaciones Contables Cr ticas

En la opinion de la administracion, las estimaciones contables cr ticas del curso ordinario del negocio conforme a PCGA para el Grupo, son aquellas relacionadas con la determinacion de reservas para riesgos crediticios, y la valuacion de activos diferidos del impuesto sobre la renta. En el caso de Bancomer, la estimacion preventiva para riesgos crediticios constituye la contingencia mas relevante que pudiera tener un efecto importante en los resultados del Grupo.

Las reservas para riesgos crediticios de Bancomer se determinan de acuerdo con el sistema de calificacion de la cartera de credito, emitido por la SHCP y supervisado por la CNBV. De conformidad con este sistema de calificacion, el margen para perdidas crediticias correspondientes a la cartera de creditos comerciales, se calcula principalmente con base en la calificacion de los creditos dentro de las categor as prescritas, y la aplicacion de las perdidas estimadas para dichas categor as. Conforme a las disposiciones aplicables (circular 1480 de la CNBV), Bancomer fue autorizado para utilizar provisionalmente su metodolog a interna para la calificacion de la cartera crediticia comercial. Por su parte, los creditos otorgados a personas f sicas, incluyendo tarjeta de credito, creditos hipotecarios y otros creditos al consumo, se reservan mediante la aplicacion de porcentajes espec ficos de exposicion al riesgo y probabilidad de incumplimiento del deudor, a la cartera estratificada, en funcion al numero de mensualidades incumplidas.

En cuanto a los creditos comerciales, se requiere calificar individualmente, cuando menos el 80% del saldo de la cartera, incluyendo en esta calificacion los creditos o grupo de creditos a cargo de un mismo deudor, cuyo saldo sea igual o mayor a un importe equivalente a 700,000 UDIS a la fecha de calificacion. El 20% restante se califica en forma parametrica, en funcion a su clasificacion como vigente o vencida. La cartera con cargo al Gobierno Federal o con garant a de la Federacion se encuentra exceptuada.

El calculo de la reserva para riesgos de credito que resulte al utilizar los porcentajes de perdida prescritos, no necesariamente es indicativo de las perdidas finales en que se pueda incurrir al momento de su cancelacion. Las diferencias entre las estimaciones de la reserva para riesgos de credito y la perdida real, se reflejara en los estados financieros, al momento de la cancelacion. Vease Nota 3 — Cartera de credito — de los estados financieros auditados incluidos en el presente reporte anual.

Adicionalmente, el Grupo registra en su contabilidad un pasivo contingente derivado de las obligaciones laborales pagaderas a aquellos empleados que dejen de prestar sus servicios bajo ciertas circunstancias. Las obligaciones laborales que se cubren con el pasivo constituido son las relativas a pensiones, primas de antiguedad y servicios medicos posteriores al retiro. Vease nota 3 — Obligaciones de caracter laboral — de los estados financieros incluidos en el presente reporte anual.

IV. ADMINISTRACION

4.1. Auditores Externos

La designacion de los auditores externos es aprobada por el Consejo de Administracion. En los ultimos dos ejercicios, la firma de auditores externos del Grupo no emitio alguna opinion con salvedad o negativa, ni se abstuvo de emitir opinion respecto de los estados financieros del Grupo.

Los estados financieros auditados de BBVA Bancomer al 31 de diciembre de 2002 y 2001 incluidos en el presente reporte anual, han sido auditados por Galaz Yamazaki, Ruiz Urquiza, S.C.

El 18 de septiembre de 2002, el Consejo de Administracion del Grupo aprobo la designacion del Despacho Galaz Yamazaki, Ruiz Urquiza, S.C., como Auditor Externo de Grupo Financiero BBVA Bancomer.

Con efectos al 1° de junio de 2002, Ruiz, Urquiza y C a., S.C., se asocio con Galaz, Gomez Morf n, Chavero, Yamazaki. S.C., una firma miembro de *Deloitte Touche Tohmatsu (DTT)*. Ruiz, Urquiza y C a., S.C. y Galaz, Gomez Morf n, Chavero, Yamazaki, S.C., la firma local de *DTT* en Mexico. *DTT* y sus firmas asociadas, han convenido desarrollar procedimientos de control de calidad requeridos por firmas extranjeras asociadas, los cuales estan comprendidos dentro de las disposiciones de la Seccion de Practicas de la *Securities and Exchange Commission* del Instituto Americano de Contadores Publicos Certificados.

El 6 de septiembre de 2000, el Consejo de Administracion del Grupo resolvio sustituir al despacho *PricewaterhouseCoopers, S.C.*, como firma de auditor a externa, por la de Ruiz, Urquiza y C a., S.C. (anteriormente miembro de *Andersen Worlwide*, S.C.), en virtud de ser esta ultima la firma contratada por BBVA en el ambito mundial.

Durante 2002, el despacho de auditor a externa del Grupo, realizo trabajos distintos a los de auditor a, principalmente en materia de operaciones de derivados y en administracion de riesgo. El importe de los honorarios pagados al auditor externo por estos conceptos fue de aproximadamente 791 mil pesos, los cuales representan el 8.3% de las erogaciones del Grupo al despacho de auditor a externa.

4.2 Operaciones con Personas Relacionadas y Conflictos de Intereses

Al 31 de diciembre de 2002, el total de la cartera de creditos relacionados, bajo el Art culo 73 de la Ley Bancaria, era de 8,193 millones de pesos (incluyendo 5,256 millones de pesos de cartas de creditos, las cuales se encuentran registradas en cuentas de orden), representando el 4.8% del total de la cartera de credito (excluyendo el saldo de creditos al FOBAPROA o al IPAB) de Bancomer. A esa misma fecha, los 25 creditos relacionados mas grandes ascend an a 8,180 millones de pesos, representando el 99.8% del total de creditos bajo este apartado. Del monto total de creditos relacionados, 2,438 millones de pesos fueron creditos otorgados a clientes vinculados con miembros del Consejo de Administracion, 5,752 millones de pesos a clientes vinculados con accionistas y 3 millones de pesos a clientes vinculados con funcionarios de BBVA Bancomer. Los creditos relacionados han sido otorgados y calificados de acuerdo con las pol ticas, procedimientos y sistemas de calificacion aplicables al resto de la cartera de credito de BBVA Bancomer. Sobre la base de los criterios de calificacion de la cartera de credito emitidos por la CNBV al 31 de diciembre de 2002, el 80.4% de los creditos relacionados estaban calificados con categor a "A", el 18.6% con categor a "B" y el 1.0% con categor a "C". La gran mayor a de estos creditos son clasificados en cartera comercial.

De conformidad con el Art culo 73 de la Ley Bancaria, el saldo de la cartera de credito de Bancomer para personas f sicas y morales al cierre de 2002, se encuentra al 39.3% del l mite establecido por Banco de Mexico, el cual equivale al 75% de la parte basica del capital neto.

Cartera de Creditos Relacionados (Art culo 73) Millones de pesos	2002	2001	2000
Cartera de credito	8,193	4,111	7,870
Capital neto	N.A.	N.A.	31,973
75% del Capital basico	20,861	20,098	N.A.*
% del l mite	**39.3%**	**20.5%**	**24.6%**

En 2000, el límite era igual al 100% del capital neto
**N.A. No aplica*

4.3 Administradores y Accionistas

Consejo de Administracion

El Consejo de Administracion estara integrado por 15 (quince) consejeros propietarios, de los cuales cuando menos el 25% deberan ser independientes. Por cada consejero propietario se designara a su respectivo suplente, en el entendido de que los consejeros suplentes de los consejeros independientes, deberan tener este mismo caracter.

En Asambleas Especiales y en la Asamblea General Ordinaria de Accionistas del Grupo, que tuvieron verificativo el 1 de abril de 2003, se acordo y ratifico respectivamente que el Consejo de Administracion quedara integrado como a continuacion se enlista:

CONSEJEROS PROPIETARIOS SERIE F	CONSEJEROS SUPLENTES SERIE F
Jose Fernando de Almansa y Moreno-Barreda*	Sergio Ciklik Sneider*
Jose Ignacio Goirigolzarri Tellaeche	Luis Robles Miaja
Francisco Gonzalez Rodr guez	Raul Santoro de Mattos Almeida
Jaime Guardiola Romojaro	Eduardo Arbizu Lostao
Vicepresidente	
Jose Ramon Guerediaga Mendiola*	Manuel Francisco Arce Rincon*
Vitalino Manuel Nafr a Aznar	Andres Aymes Blanchet
Antonio Ortega Parra*	Alberto Sanchez Palazuelos*
Gonzalo Terreros Ceballos*	Eduardo Sitt Cherem*

* *Consejeros independientes*

CONSEJEROS PROPIETARIOS SERIE B	CONSEJEROS SUPLENTES SERIE B
Alberto Bailleres Gonzalez	Arturo Manuel Fernandez Perez
Juan Carlos Braniff Hierro	Barbara Garza Laguera de Braniff
Vicepresidente	
Jose Fernando Calderon Ayala	Jose Fernando Calderon Rojas
Jose Antonio Fernandez Carbajal	Eva Garza Laguera de Fernandez
Jose Guillermo Alfonso Garza Valdes	Juan Carlos Garza Garza
Ricardo Guajardo Touche	Mariana Garza Laguera de Trevino
Presidente	
Max Michel Suberville	Maximino Jose Michel Gonzalez

El nombramiento de Consejeros debe hacerse en Asamblea Especial por cada serie de acciones. A las Asambleas que se reunan con este fin, les seran aplicables, en lo conducente, las disposiciones para las Asambleas Generales Ordinarias previstas en la Ley General de Sociedades Mercantiles.

El accionista de la serie F que represente cuando menos el 51% del capital social pagado designara a la mitad mas uno de los conejeros y por cada 10% de acciones de esta serie que exceda de ese porcentaje, tendra derecho a designar un consejero mas. Los accionistas de la serie B, designaran a los consejeros restantes.

El Consejo de Administracion debera estar integrado por al menos el 25% de consejeros independientes, que seran designados en forma proporcional conforme a lo senalado en el parrafo anterior. Por consejero independiente, debera entenderse a la persona que sea ajena a la administracion de la sociedad controladora respectiva y de las entidades que integren al grupo financiero de que se trate, y que reuna los requisitos y condiciones que determine la Comision Nacional Bancaria y de Valores, mediante disposiciones de caracter general a que se refiere el art culo 22 de la Ley de Instituciones de Credito, en las que igualmente se estableceran los supuestos bajo los cuales, se considerara que un consejero deja de ser independiente.

En ningun caso podran ser consejeros independientes:

I. Empleados o directivos de la sociedad controladora;

II. Accionistas que sin ser empleados o directivos de la sociedad controladora, tengan poder de mando sobre los directivos de la misma;

III. Socios o empleados de sociedades o asociaciones que presten servicios de asesor a y consultor a a la sociedad controladora o a las empresas que pertenezcan al mismo grupo financiero del cual forme parte esta, cuyos ingresos representen el diez por ciento o mas de sus ingresos;

IV. Proveedores, deudores, acreedores, socios, consejeros o empleados de una sociedad que sea cliente, proveedor, deudor o acreedor importante de la sociedad controladora. Se considera que un proveedor es importante cuando las ventas que le haga a la sociedad controladora filial, representan mas del diez por ciento de las ventas totales del proveedor. Asimismo, se considera que un acreedor es importante cuando el importe del credito es mayor al quince por ciento de los activos de su contraparte;

V. Empleados de una fundacion, asociacion o sociedad civiles que reciban donativos importantes de la sociedad controladora; se consideran donativos importantes a aquellos que representen mas del quince por ciento del total de donativos recibidos por la fundacion, asociacion o sociedad civiles de que se trate;

VI. Directores generales o directivos de alto nivel de una sociedad en cuyo consejo de administracion participe el director general o un directivo de alto nivel de la sociedad controladora;

VII. Conyuges o concubinarios, as como los parientes por consanguinidad, afinidad o civil hasta el primer grado respecto de alguna de las personas mencionadas en las fracciones III a VI anteriores, o bien, hasta el tercer grado, en relacion a las senaladas en las fracciones I y II anteriores y fraccion VIII siguiente, y

VIII. Quienes hayan ocupado un cargo de direccion o administrativo en la sociedad controladora o en alguna de sus entidades integrantes, durante el ano anterior al momento en que se pretenda hacer su designacion.

El Consejo de Administracion debera reunirse por lo menos trimestralmente y de manera adicional, cuando sea convocado por el Presidente del Consejo, al menos una cuarta parte de los Consejeros, o cualquiera de los Comisarios de la Sociedad. Para la celebracion de las sesiones del Consejo de Administracion, se debera contar con la asistencia de cuando menos el 51% de los Consejeros, de los cuales por lo menos uno debera ser Consejero Independiente.

La mayor a de los Consejeros de la Sociedad controladora filial debera residir en territorio nacional.

Comites del Consejo de Administracion a la fecha de presentacion de este reporte anual

Comite Ejecutivo

Integrantes:
- Ricardo Guajardo Touche
- Vitalino Manuel Nafr a Aznar
- Jaime Guardiola Romojaro
- Juan Carlos Braniff Hierro
- Jose Ramon Guerediaga Mendiola

Funciones:
- Resolver sobre asuntos extraordinarios y urgentes que competan al Consejo de Administracion, que no puedan ser conocidos por ese organo, por la necesidad inmediata de resolverlos; en la inteligencia de que la validez de estas resoluciones quedara sujeta a condicion resolutoria consistente en que el Consejo de Administracion las ratifique.
- Conocer de cualquier asunto que el Presidente o el Director General resuelvan presentar al Comite.
- Convocar a reuniones extraordinarias del Consejo de Administracion, y
- Resolver sobre cualquier asunto que expresamente le delegue el Consejo de Administracion.

Comite de Credito y Riesgo de Mercado

Integrantes:
- Ricardo Guajardo Touche
- Jaime Guardiola Romojaro
- Juan Carlos Braniff Hierro
- Luis Robles Miaja
- Andres Aymes Blanchet

Funciones:
- Aprobar operaciones de credito por montos mayores a 30 millones de dolares americanos.
- Aprobar las pol ticas y normas sobre administracion del riesgo crediticio y de mercado.
- Dar seguimiento a los riesgos de credito vigentes o vencidos.

Comite de Tecnolog a, Remuneraciones y Compensaciones del Personal Directivo

Integrantes:
- Vitalino Manuel Nafr a Aznar
- Jose Antonio Fernandez Carbajal
- Jose Ramon Guerediaga Mendiola (Suplente)
- Eduardo Ángel Elizondo Lozano (Suplente)
- Antonio Ortega Parra

Funciones:
- Aprobar las remuneraciones ordinarias y extraordinarias del Presidente, Vicepresidente, Director General y las personas que le reporten directamente.
- Aprobar planes de desarrollo tecnologico.
- Aquellos que le delegue expresamente el Consejo de Administracion.

Comite de Cumplimiento Normativo, Auditoria, Control y Disciplina

Integrantes:
- Jose Ramon Guerediaga Mendiola (Presidente)
- Juan Carlos Braniff Hierro
- Gonzalo Terreros Ceballos

Funciones:
- Verificar el cumplimiento de las funciones de auditor a interna y externa, as como conocer el resultado de dichas auditor as.
- Servir como canal de comunicacion entre el Consejo de Administracion y los Auditores Internos, Externos y, en su caso, los Comisarios.
- Proponer al Consejo de Administracion los candidatos para Auditores Externos, as como el alcance de su mandato.
- Recibir y revisar el reporte del auditor externo, el cual debera contener, entre otros aspectos, recomendaciones sobre mejoras al sistema de control interno, con base en debilidades detectadas al dictaminar los estados financieros.
- Revisar con el Auditor Externo y/o los Auditores Internos los reportes que, conforme a lo establecido por la normativa de las autoridades competentes, este obligado el Grupo a presentar a su Consejo de Administracion.
- Supervisar y evaluar la independencia, calidad y efectividad de la funcion de auditoria interna, as como sus programas anuales.

- Recomendar al Consejo de Administracion las bases para la preparacion de la informacion financiera, asegurando que esta sea util, oportuna, confiable y que cuente con la calidad suficiente y necesaria para sustentar la adecuada toma de decisiones.
- Revisar los resultados de las inspecciones realizadas por las autoridades competentes y, en su caso, derivadas de las auditorias que dichas autoridades ordenen practicar.
- Conocer el reporte mensual que prepare el Oficial de Cumplimiento Normativo respecto del cumplimiento de su funcion.

Principales Directores

Nombre	Cargo	Antiguedad [1]	Edad
Ricardo Guajardo Touche	Presidente	29	55
Juan Carlos Braniff Hierro	Vicepresidente	15	46
Jaime Guardiola Romojaro	Vicepresidente y Director General	18	46
Oscar Cabrera Izquierdo	Director General de Finanzas y Contraloria	12	37
Jose Fernando Diaz Castanares	Director General de Servicios Jur dicos	10	41
Tomas Ehrenberg Aldford	Director General de Banca de Empresas y Gobierno	10	47
Jose Maria Garcia Meyer-Dohner	Director General de Banca Comercial	28	46
Alfredo Francisco Gisholt Orozco	Director General de Recursos Humanos	9	56
Juan Luis Mayordomo Saugar	Director General de Mercados	7	55
Anthony McCarthy Sandland	Director General de Banca Corporativa y de Inversion	10	49
Jose Ignacio Merino Mart n	Director General de Auditor a	19	45
Manuel Sanchez Rodr guez	Director General de Administraci n de Riesgo y Recuperaci n de Cr dito	12	37
Leandro Vela Sanchez	Director General de Sistemas y Operaciones	27	47

(1) Antigüedad en GFBB y/o BBVA

Compensacion

Las compensaciones anualizadas totales que recibieron los directivos de mas alto nivel de BBVA Bancomer durante el ejercicio 2002 (16 personas), por concepto de retribuciones fijas ascendieron a 67.5 millones de pesos. Asimismo, recibieron 47.5 millones de pesos por concepto de bonos por logro de resultados. El pago de estos bonos es proporcional al ingreso fijo y se mide aplicando los mismos criterios que al resto del personal ejecutivo del Grupo, segun 3 variables: resultados globales, resultados individuales y apreciacion general del desempeno.

Con relacion al plan de pensiones, este grupo de directivos esta cubierto por el mismo plan que el resto del personal. Las obligaciones se encuentran totalmente cubiertas por una reserva cuyo monto es de 113 millones de pesos.

Se tiene un plan de compra de opciones sobre acciones de GFBB, aplicable a los directivos de origen Bancomer, el cual fue implantado en 1999 y tiene una duracion de 5 anos. En un fideicomiso constituido para este proposito, se encuentran depositadas suficientes acciones para hacer frente a los compromisos que genera el plan y las cuales estan totalmente pagadas. No se tiene contemplado por el momento extender este plan a otros directivos, ni implantar algun otro plan similar.

Los consejeros reciben dos centenarios por concepto de remuneracion por cada sesion del Consejo de Administracion a la que asistan, en cumplimiento de los acuerdos de la correspondiente Asamblea General Extraordinaria de Accionistas.

Parentesco entre Consejeros y Principales Funcionarios

Eva Garza Laguera de Fernandez, Consejero Suplente de la serie B, es esposa de Jose Antonio Fernandez Carbajal, Consejero Propietario de la serie B.

Barbara Garza Laguera de Braniff, Consejero Suplente de la serie B, es esposa de Juan Carlos Braniff Hierro, Consejero Propietario de la serie B y Vicepresidente del Consejo de Administracion.

Jose Antonio Fernandez Carbajal, Consejero Propietario, es cunado de Barbara Garza Laguera de Braniff, Consejero Suplente de la serie B, y de Mariana Garza Laguera de Trevino, Consejero Suplente de la serie B.

Francisco Jose Calderon Rojas, Consejero Suplente de la serie B, es hijo de Jose Fernando Calderon Ayala, Consejero Propietario de la serie B.

Maximino Jose Michel Gonzalez, Consejero Suplente de la serie B, es hijo de Max Michel Suberville, Consejero Propietario de la serie B.

Juan Carlos Braniff Hierro, Consejero Propietario de la serie B y Vicepresidente del Consejo de Administracion, es cunado de Eva Garza Laguera de Fernandez, Consejero Suplente de la serie B, y de Mariana Garza Laguera de Trevino, Consejero Suplente de la serie B.

Mariana Garza Laguera de Trevino, Consejero Suplente de la serie B, es hermana de Eva Garza Laguera de Fernandez, Consejero Suplente de la serie B, y de Barbara Garza Laguera de Braniff, Consejero Suplente de la serie B.

Accionistas Beneficiarios del 5% o mas de cada serie de acciones al 31 de Diciembre de 2002

Accionistas	Acciones en propiedad	Participacion
BBVAIIC serie F	4,731,069,480	51.00%
FID. 42849 serie B	816,564,577	8.80%

Como consecuencia de la fusion de Grupo Financiero Bancomer, S.A. de C.V., como fusionante, y Grupo Financiero BBV-Probursa, S.A. de C.V., como fusionada, que surtio plenos efectos el 16 de agosto de 2000, BBVA International Investment Corporation participo con un elevado porcentaje en el capital social de la sociedad resultante de la fusion.

En junio de 2002, se llevo a cabo la venta del paquete de acciones de GFBB serie O propiedad del Gobierno Federal y del IPAB, por un total de 1,032,201,860 acciones, equivalentes a 11% del capital social del Grupo. Como resultado, BBVAIIC adquirio 276 millones de acciones, equivalente a 3% del capital social del Grupo, a partir de lo cual GFBB alcanzo una participacion accionaria del 51%, convirtiendose en sociedad controladora filial.

De conformidad con el registro de accionistas que se ha formado en terminos del art culo 78 de la Ley del Mercado de Valores, los principales accionistas son los que se han relacionado, desconociendose el porcentaje de participacion de los restantes accionistas menores, cuyas acciones constantemente se estan negociando en el mercado.

Cabe senalar que la emisora es controlada por Banco Bilbao Vizcaya Argentaria, S.A., Institucion de Credito de nacionalidad espanola, a traves de su subsidiaria en Puerto Rico BBVA International Investment Corporation, as como por los Fideicomitentes Fideicomisarios del Fideicomiso 42849 constituido en BBVA Bancomer Servicios, S.A. el 12 de junio de 2000.

Se da el control mediante el ejercicio de los derechos corporativos de las acciones propias de BBVA International Investment Corporation y del Fideicomiso 42849, que a finales del ejercicio de 2002 representaban un 59.8% del capital social ordinario, conformado por acciones series F y B con derecho de voto pleno, misma situacion que se ajusta al concepto de "control", que se define en el penultimo parrafo del art culo 27-H de la Ley para Regular las Agrupaciones Financieras, en los siguientes terminos: "se entendera que se obtiene el control de una sociedad controladora cuando se adquiera el treinta por ciento o mas de las acciones representativas del capital social de la propia sociedad, tenga el control de la asamblea general de accionistas, este en posibilidad de nombrar a la mayor a de los miembros del consejo de administracion, o por cualquier otro medio controle a la sociedad controladora de que se trate."

4.4. Estatutos Sociales y Otros Convenios

Modificaciones a los Estatutos Sociales

1991

- Constitucion Grupo Femsa.
- Fusion con Grupo Industrial Proa, Visa y Vamsa Corporativa como sociedades fusionadas.

1992

- Cambio de denominacion por Grupo Financiero Bancomer, cambio de objeto social, de domicilio.
- Reforma total de estatutos sociales.

1994

- Fusion entre Grupo Financiero Bancomer como sociedad fusionante y Organizaciones Bancomer como sociedad fusionada.
- Modificacion de los art culos segundo, duodecimo, vigesimo, trigesimo y trigesimo tercero y adicion del art culo cuadragesimo cuarto a los estatutos sociales.

1995
- Modificacion de los art culos segundo, septimo, decimotercero, decimo, decimocuarto, vigesimo y vigesimo primero de los estatutos sociales.

1996
- Modificacion de los art culos octavo y trigesimo septimo.
- Modificacion de los art culos octavo y trigesimo septimo.
- Modificacion del art culo segundo de los estatutos sociales.

1997
- Aumento de capital.

1999
- Modificacion de los art culos septimo, noveno, decimo primero, decimotercero, decimocuarto, decimoseptimo, decimoctavo, vigesimo primero, vigesimo cuarto, vigesimo octavo, trigesimo, trigesimo segundo, trigesimo noveno y cuadragesimo cuarto de los estatutos sociales.
- Modificacion art culo segundo de los estatutos sociales.

2000
- Modificacion del art culo segundo de los estatutos sociales.
- Fusion entre Grupo Financiero BBV-Probursa, S.A. de C.V. como sociedad fusionada y Grupo Financiero Bancomer, S.A. de C.V. como sociedad fusionante, cambio de denominacion, aumento de capital y reforma total de estatutos sociales y compulsa de estatutos vigentes.

2001
- Conversion de acciones L por acciones O.
- Conversion a filial sujeta a autorizaciones correspondientes y a que la entidad financiera del exterior, participe en un 51% del capital del Grupo.
- *Incorporacion al Grupo de BBVA Bancomer Gestion, S.A. de C.V. y de Preventis, S.A. de C.V.*
- Desincorporacion de Seguros BBV-Probursa, S.A. y Credito Familiar, S.A. de C.V.

Derechos de Minor a

Los accionistas que representen por lo menos el 10% del capital social podran solicitar se convoque a una Asamblea General de Accionistas, en los terminos senalados en el art culo 184 de la Ley General de Sociedades Mercantiles.

Cualquier accionista dueno de una accion tendra el mismo derecho en cualquiera de los casos a que se refiere el art culo 185 de la Ley General de Sociedades Mercantiles.

Los accionistas que reunan cuando menos el 10% de las acciones representadas en una Asamblea, podran solicitar que se aplace la votacion de cualquier asunto respecto del cual no se consideran suficientemente informados, ajustandose a los terminos y condiciones senalados en el art culo 199 de la Ley General de Sociedades Mercantiles.

Los accionistas que representen cuando menos el 20% del capital social, podran oponerse judicialmente a las resoluciones de las Asambleas, siempre que se satisfagan los requisitos del art culo 201 de la Ley General de Sociedades Mercantiles, siendo igualmente aplicable al art culo 202 de la citada Ley.

Quorum para la Instalacion y Validez de Resoluciones

Para que una Asamblea Ordinaria de Accionistas se considere legalmente reunida en virtud de primera convocatoria, debera estar representada por lo menos la mitad de las acciones representativas del capital social ordinario pagado, y las resoluciones seran validas cuando se tomen por mayor a de los votos presentes.

Si la Asamblea no puede celebrarse el d a senalado para su reunion, se hara una segunda convocatoria con expresion de esta circunstancia, y en esta Asamblea se resolvera sobre los asuntos indicados en el orden del d a, cualquiera que sea el numero de acciones ordinarias representadas en la Asamblea.

Para que una Asamblea General Extraordinaria de Accionistas se considere legalmente reunida en virtud de primera convocatoria, deberan estar representadas por lo menos tres cuartas partes de las acciones ordinarias del capital social pagado y las resoluciones se tomaran por el voto favorable de las acciones que representen por lo menos la mitad de dicho capital social. *En caso de segunda o ulterior convocatoria, la Asamblea se instalara si esta representada por lo menos la* mitad de las acciones ordinarias del capital social pagado y las decisiones se tomaran siempre por el voto favorable del numero de acciones que representen por lo menos, la mitad del capital social pagado.

Para las Asambleas Especiales en primer y segunda convocatoria se requerira la mayor a exigida para las Asambleas Generales Ordinarias de Accionistas, la cual se computara con relacion al numero total de acciones de la serie de que se trate.

Si se pretendiera reformar el art culo cuadragesimo tercero de los estatutos, relativo a la cancelacion del registro de las acciones en la bolsa de valores, ser a necesario un quorum m nimo de votacion del 95% de las acciones representativas del capital social de la Sociedad, y contar ademas, con la previa aprobacion de la Comision Nacional Bancaria y de Valores.

Facultades del Consejo de Administracion

Entre otras, el Consejo de Administracion tiene la facultad para nombrar y remover consejeros delegados del propio Consejo, as como al director general, funcionarios, apoderados, agentes, empleados y auditores externos de la Sociedad, cuando lo estime conveniente, otorgarles facultades y poderes, as como determinar sus garant as, condiciones de trabajo y remuneraciones. Asimismo, el Consejo de Administracion tiene la facultad de aprobar o negar las operaciones en virtud de las cuales los consejeros resulten o puedan resultar deudores de la institucion. En la actualidad, los consejeros interesados se abstendran de participar mediante su voto en asuntos relacionados con las operaciones anteriormente mencionadas.

V. MERCADO ACCIONARIO

5.1 Estructura Accionaria

El capital social del Grupo al 31 de diciembre de 2002, asciende a 1,034,000,000 de pesos (valor nominal) y esta representado por 9,400,000,000 acciones nominativas Serie F y B con valor nominal de 0.11 pesos cada una, de las cuales 9,276,606,822 acciones se encuentran ntegramente suscritas y pagadas, correspondiendo 4,171,045,738 acciones al capital fijo y 5,105,561,084 acciones a la parte variable. Se mantienen en la tesorer a del Grupo 123,393,178 acciones.

Las acciones Serie F, representaran cuando menos el 51% del capital del Grupo, y solo podran ser adquiridas directa o indirectamente por una institucion financiera del exterior y enajenadas previa autorizacion de la SHCP, observando las disposiciones contenidas en la Ley para Regular las Agrupaciones Financieras.

Las acciones Serie B, que podran representar hasta el 49% del capital del Grupo, seran de libre suscripcion y se regiran por las disposiciones contenidas en la Ley para Regular las Agrupaciones Financieras para esta serie de acciones.

Las acciones serie B cotizan en: 1) la Bolsa Mexicana de Valores (clave GFBBO); 2) en *PORTAL* bajo el mecanismo de ADRs de acuerdo con la regla restrictiva 144-A (clave GFBWY, 1 ADR = 20 acciones); 3) en el mercado *Over the Counter* bajo el mecanismo de ADRs Nivel 1 (clave GFBVY, 1 ADR = 20 acciones); y 4) en el mercado *Latibex* (clave XGFBB, 1 valor = 20 acciones).

Restricciones a las utilidades- A partir de 2002, el impuesto retenible sobre dividendos fue eliminado. En caso de repartir utilidades que no hubieran causado el impuesto aplicable al Grupo, este tendra que pagarse al distribuir el dividendo. Por lo anterior, el Grupo Financiero debe llevar cuenta de las utilidades sujetas a cada tasa.

Las reducciones de capital causaran impuestos sobre el excedente del monto repartido contra su valor fiscal, determinado de acuerdo a lo establecido por la Ley del Impuesto sobre la Renta.

La utilidad neta del Grupo esta sujeta a la disposicion legal que requiere que el 5% de las utilidades de cada ejercicio, sin considerar la participacion en sus subsidiarias, sea traspasada a la reserva legal, hasta que esta sea igual al 20% del capital. Esta reserva no es susceptible de distribuirse a los accionistas durante la existencia del Grupo, excepto en la forma de dividendos en acciones.

Derechos Corporativos: (Estos tambien aplican para los tenedores de ADRs y XGFBB)
Cada accion de la serie B dara derecho a un voto en todas las asambleas ordinarias y extraordinarias como lo marca la ley.

Derechos Patrimoniales: (Estos tambien aplican para los tenedores de ADRs y XGFBB)
Los tenedores de las acciones de la serie B tendran derecho a pago de dividendos.

5.2 Comportamiento de la Accion en el Mercado de Valores

Desempeno de GFBB durante 2002
Base diciembre 2001=100


130.0
120.0
110.0
100.0
90.0
80.0
70.0
96.2
94.7
85.3
ene
feb
mar
abr
may
jun
jul
ago
sep
oct
nov
dic
GFBB B
IPC
S&P 500

Indices cotizados en pesos

Precio de la Accion GFBB (pesos)

Serie B anual A o	Cierre	M ximo	M nimo	Volumen
1998	2.11	6.13	0.92	4,087,497,921
1999	3.94	4.47	1.32	6,267,809,349
2000	5.32	6.50	3.35	4,652,484,508
2001	8.35	9.18	5.10	2,654,825,349
2002	7.91	10.42	6.85	2,718,005,087

Serie B trimestral Fecha	Cierre	M ximo	M nimo	Volumen
1er Trimestre de 2001	6.36	7.04	5.10	635,303,603
2do Trimestre de 2001	8.97	9.18	6.30	782,010,167
3er Trimestre de 2001	6.58	9.17	5.74	684,559,928
4to Trimestre de 2001	8.35	8.80	6.40	552,951,651
1er Trimestre de 2002	9.88	10.42	8.35	694,083,729
2do Trimestre de 2002	8.12	9.99	7.90	909,849,076
3er Trimestre de 2002	7.29	8.47	6.85	675,559,726
4to Trimestre de 2002	7.91	8.10	6.85	438,512,556

Serie B mensual Fecha	Cierre	Maximo	M nimo	Volumen
Dic-02	7.91	8.10	7.34	159,544,307
Ene-03	8.26	8.73	7.90	236,067,180
Feb-03	8.29	8.60	8.02	114,284,381
Mar-03	8.28	8.69	8.21	119,447,830
Abr-03	8.94	9.05	8.19	142,232,219
May-03	8.99	9.50	8.82	197,579,516

VI. PERSONAS RESPONSABLES



Mexico, D.F. a 26 de junio de 2003

COMISION NACIONAL BANCARIA Y DE VALORES
CP JORGE EDUARDO FAMILIAR CALDERON
VICEPRESIDENCIA DE SUPERVISION BURSATIL
INSURGENTES SUR 1971, TORRE SUR, PISO 10
COL. GUADALUPE INN
CP 01020 MEXICO, D.F.

Los suscritos manifestamos bajo protesta de decir verdad que, en el ambito de nuestras respectivas funciones, preparamos la informacion relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situacion. Asimismo, manifestamos que no tenemos conocimiento de informacion relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga informacion que pudiera inducir a error a los inversionistas.

Atentamente

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

Jaime Guardiola Romojaro Director General	Oscar Cabrera Izquierdo Director General Finanzas y Contralor a	Jose Fernando D az Castanares Director General Servicios Jur dicos



Mexico, D.F. a 26 de junio de 2003

COMISION NACIONAL BANCARIA Y DE VALORES
CP JORGE EDUARDO FAMILIAR CALDERON
VICEPRESIDENCIA DE SUPERVISION BURSATIL
INSURGENTES SUR 1971, TORRE SUR, PISO 10
COL. GUADALUPE INN
CP 01020 MEXICO, D.F.

El suscrito manifiesta bajo protesta de decir verdad que los estados financieros de Grupo Financiero BBVA Bancomer, S.A. de C.V. al 31 de diciembre de 2002 y por el ano que termino en esa fecha que contiene el presente reporte anual (Ver Anexo 7.1), fueron dictaminados de acuerdo con las normas de auditor a generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros antes mencionados, no tiene conocimiento de informacion financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga informacion que pudiera inducir a error a los inversionistas.

Atentamente

CPC Jorge Tapia del Barrio
Registro en la Administracion General
de Auditor a Fiscal Federal Num. 8015

VII. ANEXOS

7.1 Estados financieros consolidados al 31 de diciembre de 2002 y 2001, expresados en pesos de poder adquisitivo del 31 de diciembre de 2002

Grupo Financiero BBVA Bancomer, S.A. de C.V.
y Compan as Subsidiarias

Grupo Financiero BBVA Bancomer, S.A. de C.V. y Compañías Subsidiarias

Estados financieros consolidados al 31 de diciembre de 2002 y 2001 y

Dictamen de los auditores independientes

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

Al Consejo de Administracion y Accionistas de
Grupo Financiero BBVA Bancomer, S.A. de C.V.
y Compan as Subsidiarias:

Hemos examinado el balance general consolidado de GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V. Y COMPANIAS SUBSIDIARIAS (el Grupo Financiero) al 31 de diciembre de 2002 y los correspondientes estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situacion financiera, que le son relativos, por el ano terminado en esa fecha. Dichos estados financieros son responsabilidad de la Administracion del Grupo Financiero. Nuestra responsabilidad consiste en expresar una opinion sobre los mismos con base en nuestra auditor a. Los estados financieros consolidados del Grupo Financiero al 31 de diciembre de 2001 y por el ano que termino en esa fecha, que se presentan para fines comparativos, fueron examinados por otros auditores, quienes en su dictamen de fecha 31 de enero de 2002 expresaron una opinion sin salvedades.

Nuestro examen fue realizado de acuerdo con las normas de auditor a generalmente aceptadas en Mexico, las cuales requieren que la auditor a sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que estan preparados de acuerdo con las practicas contables establecidas por la Comision Nacional Bancaria y de Valores (la Comision). La auditor a consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluacion de las practicas contables utilizadas, de las estimaciones significativas efectuadas por la Administracion y de la presentacion de los estados financieros tomados en su conjunto. Consideramos que nuestro examen proporciona una base razonable para sustentar nuestra opinion.

Como se explica en las Notas 1 y 3 a los estados financieros, las operaciones del Grupo Financiero, as como sus requerimientos de informacion financiera, estan regulados por la Comision, quien emite circulares contables, as como oficios generales y particulares que regulan el registro contable de las transacciones. La Nota 4 describe las diferencias entre las practicas contables prescritas por la Comision y los principios de contabilidad generalmente aceptados en Mexico, aplicados comunmente en la preparacion de estados financieros para otro tipo de sociedades no reguladas, as como aquellas originadas por las autorizaciones generales y particulares emitidas por la Comision.

En nuestra opinion, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situacion financiera de Grupo Financiero BBVA Bancomer, S.A. de C.V. y Compan as Subsidiarias al 31 de diciembre de 2002 y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en su situacion financiera, por el ano terminado en esa fecha, de conformidad con las practicas contables prescritas por la Comision.

Galaz, Yamazaki, Ruiz Urquiza, S. C.



CPC Jorge Tapia del Barrio
Registro en la Administracion General
de Auditor a Fiscal Federal Num. 8015

31 de enero de 2003

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V. Y COMPAÑIAS SUBSIDIARIAS

BALANCES GENERALES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

ACTIVO	2002	2001
DISPONIBILIDADES	$ 71,327,468	$ 68,119,146
INVERSIONES EN VALORES:		
Títulos para negociar	37,723,342	37,780,102
Títulos disponibles para la venta	4,790,151	8,409,014
Títulos conservados a vencimiento	21,040,690	21,906,270
	63,554,183	68,095,386
OPERACIONES CON VALORES Y DERIVADAS:		
Saldos deudores en operaciones de reporto	174,766	281,449
Operaciones con instrumentos financieros derivados	34,633	98,171
Valores no asignados por liquidar	5,198	-
	214,597	379,620
CARTERA DE CREDITO VIGENTE:		
Créditos comerciales	67,314,884	68,515,117
Créditos al consumo	20,177,224	15,275,083
Créditos a la vivienda	39,929,811	45,417,058
Créditos a entidades gubernamentales	31,210,281	32,530,918
Créditos al FOBAPROA o al IPAB	77,885,506	90,538,276
Total cartera de crédito vigente	236,517,706	252,276,452
CARTERA DE CREDITO VENCIDA:		
Créditos comerciales	4,691,502	5,948,028
Créditos al consumo	1,071,724	948,129
Créditos a la vivienda	5,189,039	6,486,004
Créditos a entidades gubernamentales	275	-
Total cartera de crédito vencida	10,952,540	13,382,161
Total cartera de crédito	247,470,246	265,658,613
ESTIMACION PREVENTIVA PARA RIESGOS CREDITICIOS	(12,352,282)	(14,976,947)
CARTERA DE CREDITO, NETA	235,117,964	250,681,666
OTRAS CUENTAS POR COBRAR, NETO	6,034,347	5,420,405
BIENES ADJUDICADOS, NETO	3,257,221	4,438,637
INMUEBLES, MOBILIARIO Y EQUIPO, NETO	14,994,859	16,145,531
INVERSIONES PERMANENTES EN ACCIONES	3,135,491	3,498,059
IMPUESTOS DIFERIDOS, NETO	23,995,241	26,425,194
OTROS ACTIVOS:		
Crédito mercantil	4,917,516	5,194,652
Otros activos, cargos diferidos e intangibles	1,452,471	1,522,385
	6,369,987	6,717,037
Total activo	$ 428,001,358	$ 449,920,681

PASIVO Y CAPITAL	2002	2001
CAPTACION TRADICIONAL:		
Depósitos de exigibilidad inmediata	$ 150,100,254	$ 139,564,154
Depósitos a plazo	166,041,872	201,134,559
Bonos bancarios		530,695
	316,142,126	341,229,408
PRESTAMOS INTERBANCARIOS Y DE OTROS ORGANISMOS:		
De exigibilidad inmediata	2,103,962	3,245,646
De corto plazo	19,799,119	16,463,956
De largo plazo	19,345,822	21,045,572
	41,248,903	40,755,174
OPERACIONES CON VALORES Y DERIVADAS:		
Saldos acreedores en operaciones de reporto	219,649	240,515
Operaciones con instrumentos financieros derivados	922,761	319,154
Valores no asignados por liquidar	3,846	-
	1,146,256	559,669
OTRAS CUENTAS POR PAGAR:		
Impuesto sobre la renta y participación de los trabajadores en la utilidad por pagar	586,838	502,967
Acreedores diversos y otras cuentas por pagar	6,267,358	8,778,233
	6,854,196	9,281,200
OBLIGACIONES SUBORDINADAS EN CIRCULACIÓN	5,233,513	7,930,216
CREDITOS DIFERIDOS:		
Otros créditos diferidos	41,253	56,021
Total pasivo	370,666,247	399,811,688
CAPITAL CONTABLE		
CAPITAL CONTRIBUIDO:		
Capital social	2,872,250	2,866,330
Prima en venta de acciones	64,411,005	64,121,165
CAPITAL GANADO:		
Reservas de capital	7,548,311	7,547,287
Resultado de ejercicios anteriores	(5,117,321)	(11,364,890)
Resultado por valuación de títulos disponibles para la venta	(2,140,031)	(2,165,922)
Resultado por conversión de operaciones extranjeras	28,596	(6,538)
Insuficiencia en la actualización del capital contable	(21,717,467)	(21,715,920)
Resultado por tenencia de activos no monetarios	(908,631)	(930,715)
Resultado neto	6,661,067	6,430,579
Total capital contable mayoritario	51,637,779	44,781,376
Interés minoritario en subsidiarias	477,682	487,006
Interés minoritario en notas de capital	5,219,650	4,840,611
Total capital contable	57,335,111	50,108,993
Total pasivo y capital contable	$ 428,001,358	$ 449,920,681

CUENTAS DE ORDEN

OPERACIONES POR CUENTA DE TERCEROS

	2002	2001
CLIENTES CUENTAS CORRIENTES:		
Bancos de clientes	$ 2,814	$ 4,913
Liquidación de operaciones de clientes	3,195,585	15,530,829
Premios de clientes	10	-
	3,198,409	15,535,742
VALORES DE CLIENTES:		
Valores de clientes recibidos en custodia	173,303,338	120,225,104
Valores y documentos recibidos en garantía	32,050	139
	173,335,388	120,225,243
OPERACIONES POR CUENTA DE CLIENTES:		
Operaciones de reporto de clientes	5,238,729	4,747,398
Títulos dados en préstamo (prestamista)	1,899	-
Operaciones de compra (precio de la opción)	2,865	444
Operaciones de banca de inversión por cuenta de terceros, neto	14,334,684	10,408,755
	19,578,177	15,156,597
Totales por cuenta de terceros	$ 196,111,974	$ 150,917,582

OPERACIONES POR CUENTA PROPIA

	2002	2001
CUENTAS DE REGISTRO PROPIAS:		
Avales otorgados	$ 89,471	$ 1,020,201
Otras obligaciones contingentes	2,531,056	3,363,385
Apertura de créditos irrevocables	10,675,288	4,805,045
Bienes en fideicomiso o mandato	368,404,893	461,449,864
Bienes en custodia o en administración	41,021,752	96,201,578
Montos comprometidos en operaciones con el FOBAPROA o el IPAB	35,575,470	48,614,294
Valores de la sociedad entregados en custodia	556,503	421,070
Valores gubernamentales de la sociedad entregados en custodia	1,523	5,504
Valores de la sociedad entregados en garantía	3,360	-
	458,859,316	615,880,941
OPERACIONES DE REPORTO		
Títulos a recibir por reporto	146,565,903	145,711,595
Menos- Acreedores por reporto	(146,650,672)	(145,675,745)
	(84,769)	35,850
Deudores por reporto	47,302,878	61,567,156
Menos- Títulos a entregar por reporto	(47,262,992)	(61,562,072)
	39,886	5,084
Totales por cuenta propia	$ 458,814,433	$ 615,921,875

	2002	2001
Capital social histórico	$ 1,020,427	$ 1,014,708
Acciones entregadas en custodia	17,963,462,908	17,851,719,142

Los presentes balances generales consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formularon de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejadas las operaciones efectuadas por la sociedad controladora y *las entidades financieras y demás sociedades* que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Los presentes balances generales consolidados, *fueron aprobados por el Consejo de Administración bajo la responsabilidad de los funcionarios* que los suscriben.



Vitalino M. Nafría Aznar
Consejero Delegado



Jaime Adam Vidal
Director General de Finanzas y Contraloría



José Ignacio Merino Martín
Director General de Grupo Auditoría



Luis Ignacio de la Luz Dávalos
Director de Contabilidad Corporativa

Las notas adjuntas son parte integrante de estos balances generales consolidados.

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.
Y COMPANIAS SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS ANOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

	2002	2001
INGRESOS POR INTERESES	$ 48,881,099	$ 61,834,957
GASTOS POR INTERESES	(30,463,879)	(41,148,226)
RESULTADO POR POSICION MONETARIA (MARGEN FINANCIERO)	865,434	1,429,488
Margen financiero	19,282,654	22,116,219
ESTIMACION PREVENTIVA PARA RIESGOS CREDITICIOS	(2,696,712)	(2,618,987)
Margen financiero ajustado por riesgos crediticios	16,585,942	19,497,232
COMISIONES Y TARIFAS COBRADAS	13,897,253	12,406,464
COMISIONES Y TARIFAS PAGADAS	(1,760,351)	(1,672,418)
RESULTADO POR INTERMEDIACION	1,074,294	2,154,483
Ingresos totales de la operacion	29,797,138	32,385,761
GASTOS DE ADMINISTRACION Y PROMOCION	(18,520,565)	(21,089,590)
Resultado de la operacion	11,276,573	11,296,171
OTROS PRODUCTOS	1,060,211	3,659,040
OTROS GASTOS	(1,286,370)	(3,867,400)
PERDIDA POR POSICION MONETARIA	(853,645)	(696,519)
Resultado antes de impuesto sobre la renta y participacion de los trabajadores en la utilidad	10,196,769	10,391,292
IMPUESTO SOBRE LA RENTA Y PARTICIPACION DE LOS TRABAJADORES EN LA UTILIDAD, CAUSADOS	(595,969)	(686,119)
IMPUESTO SOBRE LA RENTA Y PARTICIPACION DE LOS TRABAJADORES EN LA UTILIDAD, DIFERIDOS	(2,514,626)	(2,829,530)
Resultado antes de participacion en el resultado de subsidiarias y asociadas	7,086,174	6,875,643
PARTICIPACION EN EL RESULTADO DE SUBSIDIARIAS Y ASOCIADAS	(197,778)	(55,415)
Resultado por operaciones continuas	6,888,396	6,820,228

	2002	2001
OPERACIONES DISCONTINUAS, PARTIDAS EXTRAORDINARIAS Y CAMBIOS EN POLITICAS CONTABLES, NETO	-	(166,143)
Resultado neto antes de interes minoritario	6,888,396	6,654,085
INTERES MINORITARIO	(227,329)	(223,506)
Resultado neto	$ 6,661,067	$ 6,430,579

Los presentes estados de resultados consolidados con los de las entidades financieras y demas sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formularon de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comision Nacional Bancaria y de Valores con fundamento en lo dispuesto por el art culo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente, encontrandose reflejados todos los ingresos y egresos derivados de las operaciones efectuadas por la sociedad controladora y las entidades financieras y demas sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse por el periodo arriba mencionado, las cuales se realizaron y valuaron con apego a sanas practicas y a las disposiciones legales y administrativas aplicables.

Los presentes estados de resultados consolidados fueron aprobados por el Consejo de Administracion bajo la responsabilidad de los funcionarios que los suscriben.





Vitalino M. Nafr a Aznar
Consejero Delegado

Jaime Adam Vidal
Director General de Finanzas
y Contralor a





Jose Ignacio Merino Mart n
Director General de Grupo Auditor a

Luis Ignacio de la Luz Davalos
Director de Contabilidad Corporativa

Las notas adjuntas son parte integrante de estos estados consolidados.

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V. Y COMPAÑIAS SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

	Capital Contribuido			Capital Ganado									
	Capital Social	Prima en Venta de Acciones	Obligaciones Subordinadas de Conversión Obligatoria	Reservas de Capital	Resultado de Ejercicios Anteriores	Resultado por Valuación de Títulos Disponibles para la Venta	Resultado por Conversión de Operaciones Extranjeras	Resultado por Fusión	Insuficiencia en la Actualización del Capital Contable	Resultado por Tenencia de Activos no Monetarios	Resultado Neto	Interés Minoritario en Subsidiarias	Interés Minoritario en Notas de Capital	Total Capital Contable
SALDOS AL 31 DE DICIEMBRE DE 2000	$ 2,846,271	$ 63,350,800	$ 811,222	$ 7,547,144	$ (12,028,232)	$ (1,467,576)	$ 14,394	$ 306,104	$ (21,718,819)	$ (702,185)	$ 1,863,473	$ 470,166	$ -	$ 41,292,762
Movimientos inherentes a las decisiones de los accionistas-														
Traspaso del resultado del ejercicio 2000	-	-	-	-	2,169,577	-	-	(306,104)	-	-	(1,863,473)	-	-	-
Reserva legal	-	-	-	143	(143)	-	-	-	-	-	-	-	-	-
Conversión de obligaciones subordinadas	20,059	770,365	(790,424)	-	-	-	-	-	-	-	-	-	-	-
Pago de dividendos de Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.	-	-	-	-	-	-	-	-	-	-	-	(191,478)	-	(191,478)
Emisión notas de capital	-	-	-	-	-	-	-	-	-	-	-	-	4,840,611	4,840,611
Total	20,059	770,365	(790,424)	143	2,169,434	-	-	(306,104)	-	-	(1,863,473)	(191,478)	4,840,611	4,649,133
Movimientos inherentes al reconocimiento de la utilidad integral-														
Resultado del ejercicio	-	-	-	-	-	-	-	-	-	-	6,430,579	223,506	-	6,654,085
Actualización de obligaciones subordinadas de conversión obligatoria	-	-	(20,798)	-	-	-	-	-	-	-	-	-	-	(20,798)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	(228,530)	-	(15,188)	-	(243,718)
Resultado por valuación de títulos disponibles para la venta	-	-	-	-	-	(698,346)	-	-	-	-	-	-	-	*(698,346)*
Ajuste a ejercicios anteriores de subsidiarias	-	-	-	-	(1,524,125)	-	(20,932)	-	-	-	-	-	-	(1,545,057)
Resultado por conversión de subsidiarias extranjeras	-	-	-	-	18,033	-	-	-	2,899	-	-	-	-	20,932
Total	-	-	(20,798)	-	(1,506,092)	(698,346)	(20,932)	-	2,899	(228,530)	6,430,579	208,318	-	4,167,098
SALDOS AL 31 DE DICIEMBRE DE 2001	2,866,330	64,121,165	-	7,547,287	(11,364,890)	(2,165,922)	(6,538)	-	(21,715,920)	(930,715)	6,430,579	487,006	4,840,611	50,108,993
Movimientos inherentes a las decisiones de los accionistas-														
Traspaso del resultado del ejercicio 2001	-	-	-		*6,430,579*	-	-	-	-	-	(6,430,579)	-	-	-
Reserva legal	-	-	-	1,024	(1,024)	-	-	-	-	-	-	-	-	-
Conversión de obligaciones subordinadas	5,920	289,840	-	-	-	-	-	-	-	-	-	-	-	295,760
Pago de dividendos de Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.	-	-	-	-	-	-	-	-	-	-	-	(232,442)	-	(232,442)
Total	*5,920*	*289,840*	-	*1,024*	6,429,555	-	-	-	-	-	(6,430,579)	(232,442)	-	63,318
Movimientos inherentes al reconocimiento de la utilidad integral-														
Resultado del ejercicio	-	-	-	-	-	-	-	-	-	-	6,661,067	227,329	-	6,888,396
Erosión monetaria de notas de capital	-	-	-	-	-	-	-	-	-	-	-	-	379,039	379,039
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	22,084	-	(4,211)	-	17,873
Resultado por valuación de títulos disponibles para la venta	-	-	-	-	-	25,891	-	-	-	-	-	-	-	25,891
Resultado por conversión de subsidiarias extranjeras	-	-	-	-	(33,587)	-	35,134	-	(1,547)	-	-	-	-	-
Ajuste a ejercicios anteriores de subsidiarias	-	-	-	-	(148,399)	-	-	-	-	-	-	-	-	(148,399)
Total	-	-	-	-	(181,986)	25,891	35,134	-	(1,547)	22,084	6,661,067	223,118	379,039	7,162,800
SALDOS AL 31 DE DICIEMBRE DE 2002	$ 2,872,250	$ 64,411,005	$ -	$ 7,548,311	$ (5,117,321)	$ (2,140,031)	$ 28,596	$ -	$ (21,712,467)	$ (908,631)	$ 6,661,067	$ 477,682	$ 5,219,650	$ 57,335,111

Los presentes estados de variaciones en el capital contable consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formularon de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores, con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente, encontrándose reflejados todos los movimientos en las cuentas de capital contable derivados de las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Los presentes estados de variaciones en el capital contable consolidados, fueron aprobados por el Consejo de Administración bajo la responsabilidad de los funcionarios que los suscriben.

Vitalino M. Nafría Aznar Consejero Delegado	Jaime Adam Vidal Director General de Finanzas y Contraloría	José Ignacio Merino Martín Director General de Grupo Auditoría	Luis Ignacio de la Luz Dávalos Director de Contabilidad Corporativa

Las notas adjuntas son parte integrante de estos estados consolidados.

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.
Y COMPANIAS SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA
POR LOS ANOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

	2002	2001
ACTIVIDADES DE OPERACION:		
Resultado antes de interes minoritario	$ 6,888,396	$ 6,654,085
Mas (menos)- Cargos (creditos) a resultados que no requirieron (generaron) recursos-		
Resultados por valuacion a valor razonable	746,431	1,111,683
Estimacion preventiva para riesgos crediticios	2,696,712	2,618,987
Depreciacion y amortizacion	1,606,352	1,996,801
Impuestos diferidos	2,514,626	2,625,270
Provision para obligaciones diversas	(862,586)	(644,514)
Participacion en el resultado de subsidiarias y asociadas	197,778	55,415
	13,787,709	14,417,727
Disminucion o aumento de partidas relacionadas con la operacion-		
Disminucion (aumento) en captacion tradicional	(25,087,493)	7,888,160
Disminucion de cartera de credito	12,546,988	13,753,456
Disminucion (aumento) en operaciones de tesorer a (inversiones en valores y operaciones con valores)	4,570,206	(23,858,392)
Disminucion en operaciones con instrumentos financieros derivados con fines de negociacion	6,988	342,811
Aumento en prestamos interbancarios y de otros organismos	493,729	175,063
Recursos generados por la operacion	6,318,127	12,718,825
ACTIVIDADES DE FINANCIAMIENTO:		
Obligaciones subordinadas en circulacion	(2,696,703)	(2,600,172)
Obligaciones subordinadas en circulacion de conversion obligatoria en capital	-	(20,798)
Conversion de obligaciones subordinadas en capital	-	(790,426)
Pago de dividendos en efectivo de Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (capital minoritario)	(232,442)	(191,478)
Capital contable	306,135	574,170
Efecto de minusval a de inmuebles	-	(1,508,134)
Interes minoritario en emision de notas de capital	-	4,840,611
Erosion monetaria de notas de capital de BBVA Bancomer, S.A.	379,039	-
Recursos (utilizados) generados en actividades de financiamiento	(2,243,971)	303,773
ACTIVIDADES DE INVERSION:		
Adiciones de activo fijo, neto de retiros	(289,641)	(678,076)
Efecto de minusval a de inmuebles	-	1,508,134
Disminucion en inversiones permanentes en acciones	529,655	994,085
Disminucion en bienes adjudicados	1,181,416	1,182,160
Otros activos, otros pasivos, cargos y creditos diferidos, neto	(2,287,264)	(328,890)
Recursos (utilizados) generados en actividades de inversion	(865,834)	2,677,413
Aumento de efectivo y equivalentes	3,208,322	15,700,011

	2002	2001
Efectivo y equivalentes al principio del ano	68,119,146	52,419,135
Efectivo y equivalentes al final del ano	$ 71,327,468	$ 68,119,146

Los presentes estados de cambios en la situacion financiera consolidados con los de las entidades financieras y demas sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formularon de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros emitidos por la Comision Nacional Bancaria y de Valores con fundamento en lo dispuesto por el art culo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente encontrandose reflejados todos los or genes y aplicaciones de efectivo derivados de las operaciones efectuadas por la sociedad controladora y las entidades financieras y demas sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha arriba mencionada, las cuales se realizaron y valuaron con apego a sanas practicas y a las disposiciones legales y administrativas aplicables.

Los presentes estados de cambios en la situacion financiera consolidados fueron aprobados por el Consejo de Administracion bajo la responsabilidad de los funcionarios que los suscriben.





Vitalino M. Nafr a Aznar
Consejero Delegado

Jaime Adam Vidal
Director General de Finanzas
y Contralor a





Jose Ignacio Merino Mart n
Director General de Grupo Auditor a

Luis Ignacio de la Luz Davalos
Director de Contabilidad Corporativa

Las notas adjuntas son parte integrante de estos estados consolidados.

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.
Y COMPANIAS SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

1. OPERACIONES Y ENTORNO REGULATORIO DE OPERACION

Grupo Financiero BBVA Bancomer, S.A. de C.V. y Subsidiarias (el Grupo Financiero), ha sido autorizado por la Secretar a de Hacienda y Credito Publico (SHCP) para constituirse y funcionar como grupo financiero en la forma y terminos que establece la Ley para Regular las Agrupaciones Financieras, quedando bajo la inspeccion y vigilancia de la Comision Nacional Bancaria y de Valores (la Comision). Sus operaciones consisten en prestar servicios de banca multiple, actuar como intermediario en el mercado de valores as como adquirir y administrar acciones emitidas por instituciones de seguros, pensiones y fianzas, empresas de arrendamiento y factoraje financiero, sociedades de inversion y cualquier otra clase de asociaciones o entidades financieras y de sociedades que determine la SHCP con base en lo establecido en la Ley para Regular las Agrupaciones Financieras. Sus operaciones estan reguladas por la Comision, la Ley de Instituciones de Credito, la Ley del Mercado de Valores, as como por disposiciones de caracter general emitidas por Banco de Mexico. Asimismo, sus subsidiarias no consolidadas son reguladas segun su actividad por la Comision, la Comision Nacional de Seguros y Fianzas y demas leyes aplicables.

Por disposiciones legales, el Grupo Financiero responde ilimitadamente de las obligaciones y perdidas de cada una de sus empresas subsidiarias.

Dentro de las facultades que le corresponden a la Comision en su caracter de regulador de los grupos financieros, esta la de llevar a cabo revisiones de la informacion financiera del Grupo Financiero y requerir modificaciones a la misma.

Los principales aspectos regulatorios requieren que las Instituciones de Banca Multiple mantengan un ndice m nimo de capitalizacion en relacion con los riesgos de mercado y de credito de sus operaciones, el cumplimiento de ciertos l mites de aceptacion de depositos, obligaciones y otros tipos de fondeo que pueden ser denominados en moneda extranjera, as como el establecimiento de l mites m nimos de capital pagado y reservas de capital, con los cuales las Instituciones de Credito cumplen satisfactoriamente.

2. BASES DE PRESENTACION

Consolidación de estados financieros- Los estados financieros consolidados adjuntos incluyen los estados financieros del Grupo Financiero y sus subsidiarias pertenecientes al sector financiero. Las inversiones permanentes en sociedades de inversion, as como las inversiones en las empresas de seguros, fianzas y pensiones, se valuan conforme al metodo de participacion, de acuerdo con los criterios contables establecidos por la Comision. Todos los saldos y transacciones importantes entre compan as han sido eliminados.

Las subsidiarias consolidadas con el Grupo Financiero al 31 de diciembre de 2002, se detallan a continuacion:

- BBVA Bancomer, S.A. de C.V., Institucion de Banca Multiple y Subsidiarias
- BBVA Bancomer Servicios, S.A., Institucion de Banca Multiple
- Casa de Bolsa BBVA Bancomer, S.A. de C.V. y Subsidiarias
- GFB Servicios, S.A. de C.V. y Subsidiarias
- BBVA Bancomer Servicios Administrativos, S.A. de C.V.
- BBVA Bancomer Gestion, S.A. de C.V.

La participacion del Grupo Financiero en estas subsidiarias es del 99.99%.

Las notas de capital emitidas por la subsidiaria de BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer (BBVA Bancomer), Bancomer Capital Trust I, constituida con el proposito especial de emitir estos instrumentos, se presentan formando parte del interes minoritario de acuerdo con los criterios contables establecidos por la Comision.

Las cifras relevantes de las principales subsidiarias no consolidadas se muestran a continuacion:

Compan a	%	Activos	Pasivos	Capital Contable	Utilidad Neta
Seguros Bancomer, S.A.	75.01	$ 3,568,319	$ 2,607,115	$ 961,204	$ 285,103
Pensiones Bancomer, S.A. de C.V.	99.99	$ 12,781,277	$ 12,274,051	$ 507,226	$ 182,759

Utilidad integral- Se compone por el resultado neto del ejercicio mas otras partidas que representan una ganancia o perdida del mismo per odo, las cuales de conformidad con las practicas contables seguidas por el Grupo Financiero se presentan directamente en el capital contable, tales como el resultado por tenencia de activos no monetarios, el resultado por valuacion de t tulos disponibles para la venta y el resultado por conversion de operaciones extranjeras.

Reclasificaciones de los estados financieros- Los estados financieros de 2001 han sido reclasificados en montos no significativos en ciertas cuentas, con el objeto de hacer comparable su presentacion con la de los estados financieros de 2002.

3. PRINCIPALES POLITICAS CONTABLES

Las pol ticas contables que sigue el Grupo Financiero, estan de acuerdo con las practicas contables establecidas por la Comision, las cuales requieren que la Administracion efectue ciertas estimaciones y utilice ciertos supuestos para determinar la valuacion de algunas de las partidas incluidas en los estados financieros y efectuar las revelaciones que se requieran en los mismos. Aun cuando pueden llegar a diferir de su efecto final, la Administracion considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias.

A falta de un criterio contable espec fico de la Comision, o general de los Principios de Contabilidad Generalmente Aceptados (PCGA) emitidos por el Instituto Mexicano de Contadores Publicos (IMCP), se deberan aplicar en forma supletoria, en dicho orden, las normas internacionales de contabilidad emitidas por el International Accounting Standards Board (IASB) y los principios de contabilidad generalmente aceptados en Norteamerica definitivos emitidos por el Financial Accounting Standards Board (FASB).

A continuacion se describen las principales practicas contables seguidas por el Grupo Financiero:

Reconocimiento de los efectos de la inflación en la información financiera- El Grupo Financiero actualiza en terminos de poder adquisitivo de la moneda de fin del ultimo ejercicio todos los estados financieros, reconociendo as los efectos de la inflacion. Los estados financieros del ano anterior han sido actualizados a moneda del ultimo cierre y sus cifras difieren de las originalmente presentadas en la moneda del ano correspondiente. Consecuentemente, las cifras de los estados financieros son comparables entre s y con el ano anterior, al estar todas expresadas en la misma moneda.

Para reconocer los efectos de la inflacion en terminos de poder adquisitivo de moneda de cierre, se procedio como sigue:

- *En el balance:*

  Los inmuebles fueron actualizados con base en un factor derivado del valor de las Unidades de Inversion (UDIS), tomando como base para su actualizacion valores determinados por valuadores independientes.

  Durante el mes de agosto de 2001, se determino un ajuste a la baja en el valor contable de los bienes inmuebles de BBVA Bancomer, y sus subsidiarias inmobiliarias, el cual incluyo gastos de instalacion y minusval a en inmuebles, neta de impuestos diferidos, tomando como base avaluos practicados en marzo de 2000 actualizados a valores de junio de 2001. El importe de este ajuste ascendio a $1,508,134 y se registro con cargo a utilidades acumuladas, lo cual fue autorizado por la Comision con base en lo establecido en la Disposicion Tercera de la Circular 1448. Este ajuste incluyo la cancelacion del impuesto al activo por recuperar cuyo derecho se perdio con la fusion de las inmobiliarias.

  El mobiliario y equipo fue actualizado con base en un factor derivado del valor de las UDIS a partir de su fecha de adquisicion y hasta el cierre del ejercicio.

  Los bienes adjudicados se consideran partidas monetarias, por lo que el valor de registro de estos bienes no esta sujeto a actualizacion alguna debido al reconocimiento de los efectos de la inflacion, pero s se incluyen en el calculo del resultado por posicion monetaria.

  Las inversiones permanentes en acciones se valuan considerando el metodo de participacion como un costo espec fico, mostrandose como resultado por tenencia de activos no monetarios la diferencia entre la actualizacion del saldo al inicio del per odo con base en el factor de actualizacion derivado del valor de las UDIS y el incremento o decremento por el metodo de participacion.

  El capital contribuido y ganado, as como las otras partidas no monetarias se actualizan con un factor derivado del valor de las UDIS desde su fecha de aportacion o generacion. El capital contribuido y ganado se actualiza tomando como fecha base para la actualizacion el mes de enero de 1992.

La insuficiencia en la actualizacion del capital contable representa el resultado por posicion monetaria acumulado hasta la primera actualizacion. Por otro lado, el resultado por tenencia de activos no monetarios representa el cambio en el nivel espec fico de precios de ciertos activos no monetarios con relacion al valor de las UDIS.

- *En el estado de resultados:*

  Los ingresos y gastos que afectan o provienen de una partida monetaria (disponibilidades, instrumentos financieros, cartera de credito, captacion, etc.), as como aquellos derivados de las operaciones corrientes (comisiones y tarifas y gastos de administracion y promocion) se actualizan del mes en que ocurren hasta el cierre, utilizando un factor derivado del valor de las UDIS.

  La depreciacion del ejercicio se calcula sobre los valores actualizados con base en las vidas utiles determinadas por valuadores independientes.

  Los costos y gastos que provienen de otras partidas no monetarias se actualizan hasta el cierre, en funcion a la actualizacion del activo no monetario que se esta consumiendo o vendiendo.

  El resultado por posicion monetaria, que representa el efecto de la inflacion sobre el poder adquisitivo de las partidas monetarias, se determina aplicando al activo o pasivo neto promedio de cada mes, el factor de inflacion derivado del valor de las UDIS y se actualiza al cierre del ejercicio con el factor correspondiente.

- *En el estado de cambios en la situación financiera:*

  El estado de cambios en la situacion financiera presenta los cambios en pesos constantes, partiendo de la situacion financiera al cierre del ano anterior, actualizada a pesos de cierre del ultimo ejercicio.

Disponibilidades- Se registran a valor nominal, excepto por lo referente a metales amonedados los cuales se valuan a su valor razonable al cierre del ejercicio. Las disponibilidades en moneda extranjera se valuan al tipo de cambio publicado por Banco de Mexico al cierre del ejercicio.

Inversiones en valores-

- *Títulos para negociar:*

  Son aquellos t tulos de deuda y acciones que el Grupo Financiero tiene en posicion propia, con la intencion de obtener ganancias derivadas de su operacion como participante en el mercado. Se valuan con base en su valor razonable determinado por un proveedor de precios, de acuerdo con los siguientes lineamientos:

  Títulos de deuda-

  - Aplicando valores de mercado.
  - En caso de que el valor de mercado no pueda ser obtenido de manera confiable o no sea representativo, se utilizara como referencia los precios de mercado de instrumentos con caracter sticas similares, o se utilizaran precios calculados con base en tecnicas formales de valuacion.

- Cuando no pueda ser determinado el valor razonable de los t tulos, estos deberan registrarse al ultimo valor razonable determinado o a costo de adquisicion, reconociendo los intereses devengados y en su caso, las reservas necesarias para reconocer la baja de valor de los t tulos.

Títulos accionarios-

- Aplicando valores de mercado.
- En caso de que el valor de mercado no pueda ser obtenido de manera confiable o no sea representativo, el valor razonable se determinara con base en el metodo de participacion a que hace referencia el Bolet n B-8 "Estados financieros consolidados y combinados y valuacion de inversiones permanentes en acciones", emitido por el IMCP o, por excepcion, con base en el costo de adquisicion ajustado por un factor derivado del valor de las UDIS.
- Cuando no pueda ser determinado el valor razonable de los t tulos, estos deberan registrarse al ultimo valor razonable determinado o a costo de adquisicion, el cual debera ajustarse a su valor neto de realizacion.

El incremento o decremento por valuacion de estos t tulos se reconoce en resultados.

- *Títulos disponibles para la venta:*

  Son aquellos t tulos de deuda y acciones que se adquieren con una intencion distinta a la obtencion de ganancias derivadas de su operacion como participante en el mercado o de su tenencia hasta el vencimiento. Se valuan de la misma forma que los t tulos para negociar, reconociendo los ajustes derivados de su valuacion en el capital contable, neto de su resultado por posicion monetaria. A partir de septiembre de 2002, con base en un criterio emitido por la Comision, el resultado por posicion monetaria generado por el costo de adquisicion de estos t tulos, se registra en los resultados del ejercicio.

- *Títulos conservados a vencimiento:*

  Son aquellos t tulos de deuda con pagos determinables y plazo conocido mayor a 90 d as, adquiridos con la intencion de mantenerlos hasta el vencimiento. Se registran inicialmente a su costo de adquisicion, afectando los resultados del ejercicio por el devengamiento de intereses, conforme al metodo de l nea recta.

Si existiera evidencia suficiente de que un t tulo presenta un elevado riesgo de credito y/o que el valor de estimacion experimenta un decremento, el valor en libros podra modificarse al valor neto de realizacion, determinado con base en tecnicas formales de valuacion, con cargo a los resultados del ejercicio.

Algunas de las transferencias de t tulos entre estas categor as deben ser aprobadas por la Comision.

Operaciones de reporto- Representan la compra o venta temporal de ciertos instrumentos financieros a cambio de un premio establecido, con la obligacion de revender o recomprar los t tulos.

Cuando el Grupo Financiero actua como reportada, el saldo neto de la posicion representa la diferencia entre el valor razonable de los valores dados en reporto (posicion activa), que representa los valores a recibir en la operacion valuados conforme a los criterios de valuacion de las inversiones en valores clasificadas para negociar, y el valor presente del precio al vencimiento (posicion pasiva).

Cuando el Grupo Financiero actua como reportadora, el saldo neto de la posicion representa la diferencia entre el valor presente del precio al vencimiento (posicion activa) y el valor razonable de los valores recibidos en reporto (posicion pasiva) valuados como se indica en el parrafo anterior.

El saldo deudor o acreedor resultante de las operaciones de reporto se presenta en el activo o pasivo del balance general como parte de las operaciones con valores y derivadas.

Operaciones con instrumentos financieros derivados- El Grupo Financiero podra llevar a cabo dos tipos de operaciones:

- De cobertura de una posicion abierta de riesgo que consiste en comprar o vender instrumentos financieros derivados con el objeto de mitigar el riesgo de una transaccion o conjunto de transacciones.

- Con fines de negociacion, consiste en la posicion que asume el Grupo Financiero como participante en el mercado con proposito diferente al de cubrir posiciones abiertas de riesgo.

En las operaciones de cobertura, la compensacion de las posiciones activas y pasivas, as como el cargo o credito diferido del instrumento financiero derivado, se presentan junto con la posicion primaria, mientras que en las operaciones con fines de negociacion se presentan en el activo o en el pasivo, segun corresponda.

Dentro de las pol ticas y normatividad interna del Grupo Financiero se contempla que para celebrar operaciones con productos derivados, es requisito la calificacion y en su caso determinacion de l neas de exposicion de riesgo por cada una de las contrapartes del Sistema Financiero que han sido autorizadas por parte de Banco de Mexico para la celebracion de este tipo de operaciones. En cuanto a clientes corporativos se exige antes de la realizacion de estas operaciones, el otorgamiento de una l nea de credito preautorizada por el Comite de Riesgos de Credito o la constitucion de garant as de facil realizacion, v a contrato de caucion bursatil. En cuanto a empresas medianas, empresas pequenas y personas f sicas, las operaciones se realizan a traves de la constitucion de garant as l quidas en contrato de caucion bursatil.

El reconocimiento o cancelacion en los estados financieros de los activos y/o pasivos provenientes de operaciones con instrumentos financieros derivados, se realizara en la fecha en que se concerte la operacion, independientemente de la fecha de liquidacion o entrega del bien.

- *Contratos adelantados y futuros:*

  En el caso de ser operaciones con fines de negociacion, su saldo representa la diferencia entre el valor razonable del contrato y el precio "forward" estipulado del mismo. El saldo neto despues de haber hecho la compensacion, se presenta dentro del rubro "Operaciones con instrumentos financieros derivados" en el activo o en el pasivo segun corresponda.

- *Títulos opcionales:*

  En el caso de ser operaciones con fines de negociacion, su saldo representa el valor razonable, presentandose en el rubro de activo o pasivo de "Operaciones con instrumentos financieros derivados".

  Son valuados a su valor razonable, reflejandose en resultados la variacion entre el precio segun su valor razonable y el historico de la prima.

- *Swaps:*

  En el caso de ser operaciones con fines de negociacion, su saldo representa la diferencia entre el valor razonable de la parte activa y de la parte pasiva. El saldo se presenta en el rubro de activo o pasivo de "Operaciones con instrumentos financieros derivados".

- *Derivados crediticios:*

  En el caso de instrumentos derivados crediticios en los que se pacte el intercambio de flujos se valuaran de acuerdo con el valor razonable de los derechos a recibir (parte activa) y los flujos a entregar (parte pasiva). El saldo deudor se presenta dentro del rubro de "Operaciones con instrumentos financieros derivados", mientras que si el saldo es acreedor se presenta en el pasivo dentro del mismo rubro.

Pérdida compartida con el Fondo Bancario de Protección al Ahorro (FOBAPROA)- BBVA Bancomer tiene constituidas reservas por el equivalente al 100% de la perdida compartida establecida en algunos de los contratos celebrados con el FOBAPROA, reconociendose unicamente el 75% de los intereses generados por los pagares FOBAPROA que establecen dicha perdida compartida. Estas reservas se presentan dentro del rubro "Creditos al FOBAPROA o al IPAB".

Cartera de crédito- Representa el saldo de los montos efectivamente entregados a los acreditados mas los intereses devengados no cobrados. La estimacion preventiva para riesgos crediticios se presenta deduciendo los saldos de la cartera.

El saldo insoluto de los creditos se registra como cartera vencida de la siguiente manera:

- Los creditos de amortizacion unica al vencimiento de principal e intereses, a los 30 d as naturales en que ocurra el vencimiento.
- En el caso de creditos con amortizacion unica de principal al vencimiento, pero con pago de intereses periodicos, el total del principal e intereses a los 30 y 90 d as naturales de vencido, respectivamente.
- Los creditos cuya amortizacion de principal e intereses hayan sido pactados en pagos periodicos parciales, salvo los hipotecarios para la vivienda, a los 90 d as naturales de vencida la primera amortizacion.
- En el caso de creditos revolventes, cuando no se haya realizado el pago de dos per odos de facturacion.
- En el caso de los creditos a la vivienda, a los 150 d as naturales posteriores al vencimiento de la primera amortizacion no cubierta (180 d as en 2001).
- En el caso de los sobregiros en las cuentas de cheques de los clientes, se consideraran como cartera vencida en el momento en que se presente el sobregiro.

Los intereses se reconocen como ingresos en el momento en que se devengan. La acumulacion de intereses se suspende al momento en que el credito se traspasa a cartera vencida.

Las comisiones por otorgamiento de creditos se reconocen como ingresos en el momento en que se cobran.

BBVA Bancomer, a traves de procesos manuales que se encuentran en proceso de ser automatizados, verifica que los creditos comerciales vencidos reestructurados no se consideren como cartera vigente sino hasta el momento en que existe evidencia del pago sostenido, el cual se considera cuando las instituciones de credito reciben el cobro sin retraso y en su totalidad de tres mensualidades consecutivas, o bien el cobro de una exhibicion en los casos en que la amortizacion cubra per odos mayores a 60 d as.

Los creditos renovados en los cuales el acreditado no haya liquidado en tiempo los intereses devengados o cuando menos el 25% del monto original del credito, seran considerados como vencidos en tanto no exista evidencia de pago sostenido.

Los intereses devengados durante el per odo en que el credito se considero cartera vencida se reconocen como ingresos en el momento en que se cobran.

Estimación preventiva para riesgos crediticios-

- *Cartera comercial:*

  De acuerdo con lo establecido por la Circular 1480, las instituciones de credito calificaran individualmente cuando menos el 80% del saldo de la cartera crediticia comercial, incluyendo en esta calificacion los creditos o grupo de creditos a cargo de un mismo deudor cuyo saldo sea igual o mayor a un importe equivalente a 700,000 UDIS a la fecha de la calificacion. El 20% restante se califica en forma parametrica en funcion a su clasificacion como vigente o vencida. La cartera con cargo al Gobierno Federal o con garant a expresa de la Federacion se encuentra exceptuada.

  De conformidad con lo establecido en la disposicion decima cuarta de la Circular 1480, BBVA Bancomer obtuvo, mediante Oficio No. 601-II-105523 del 19 de junio de 2001, autorizacion para la utilizacion temporal y condicionada hasta el 31 de diciembre de 2001 del modelo interno de calificacion de cartera comercial. Dicha autorizacion fue ratificada mediante oficio No. 601-II-8003 de fecha 30 de enero de 2002, permitiendo aplicar el citado modelo interno hasta el 31 de diciembre de 2003. La calificacion de los creditos y su provisionamiento se realizan conforme a lo establecido en la disposicion decimo septima de la Circular 1480.

  La metodolog a de calificacion desarrollada internamente (Calificacion de Riesgo Bancomer "CRB") determina la calidad crediticia de un cliente mediante la ponderacion de las calificaciones obtenidas en cinco criterios de riesgo: Conducta, Capacidad de Pago Historica, Capacidad de Endeudamiento, Capacidad de Pago Proyectada y Condiciones Macroeconomicas. Estos criterios representan la valoracion del perfil del cliente, la situacion financiera de la empresa y la situacion economica de la Industria y se miden a traves de la calificacion de diversos factores cuantitativos y cualitativos de riesgo crediticio, cuya ponderacion se realiza mediante la aplicacion de un algoritmo unico y con parametros de ponderacion fijos. El diseno del mencionado algoritmo y sus ponderadores asociados son resultado de la aplicacion de analisis estad sticos y econometricos sobre datos historicos de varios anos.

  El sistema de calificacion interna presenta ocho niveles de riesgo, as las calificaciones de 1 a 4 representan un nivel de riesgo aceptable, 5 es un riesgo en observacion y las calificaciones 6 a 8 representan riesgos inaceptables, donde 8 es el incumplimiento. La siguiente matriz resume los niveles de riesgo de la CRB:

Nivel

1. Excepcional
2. Superior
3. Bueno
4. Adecuado
5. Debilidad potencial
6. Debilidad existente
7. Debilidad cr tica
8. Perdida

El esquema de correspondencia de la CRB a la Calificacion de Riesgo establecida por la Circular 1480, es el siguiente:

CRB	Equivalencia con Calificacion de la Comision	Experiencia de Pago
1	A1	
2	A1	
3	A2	
4	B	
5	B	Si el atraso es menor a 30 d as
5	C1	Si el atraso es 30 o mas d as
6	C1	Si el atraso es menor a 30 d as
6	C2	Si el atraso es 30 o mas d as
7	D	
8	E	

Una vez obtenida la calificacion del deudor de acuerdo con este procedimiento, se califica cada credito en forma inicial con la calificacion del deudor y posteriormente, considerando el valor de las garant as afectas a los mismos, se determina la parte del saldo del credito cubierta por el valor descontado de las garant as y la parte del saldo expuesta. La calificacion asignada a la parte cubierta se puede modificar en funcion a la calidad de las garant as. Asimismo, la parte expuesta mantendra la calificacion inicial del credito siempre que esta sea A1, A2, B o C1 o bien, debera ubicarse en el nivel de riesgo E, si la calificacion inicial del credito es C2, D o E. Asimismo, la Circular establece diversos criterios para determinar el valor de las garant as en funcion a su posibilidad de realizacion.

Las reservas preventivas para la cartera crediticia comercial, constituidas por BBVA Bancomer como resultado de la calificacion individual de cada credito, son iguales al importe de aplicar el porcentaje que corresponde a la calificacion de cada credito en sus porciones cubierta y expuesta, de acuerdo con los siguientes porcentajes:

Probabilidad de Incumplimiento	Grado de Riesgo
0% a 0.49%	A1
0.5% a 0.99%	A2
1% a 19.99%	B
20% a 39.99%	C1
40% a 59.99%	C2
60% a 89.99%	D
90% a 100%	E

BBVA Bancomer registra las provisiones preventivas correspondientes en forma trimestral, considerando el saldo del adeudo registrado el ultimo d a de cada trimestre. Consecuentemente, al 31 de diciembre de 2002 las provisiones preventivas estan determinadas con base en los saldos de la cartera crediticia a esa fecha.

- *Cartera hipotecaria y de consumo:*

  La provision preventiva para riesgos crediticios relativa a la cartera hipotecaria, se determina mensualmente aplicando porcentajes espec ficos de exposicion al riesgo y probabilidad de incumplimiento del deudor, a la cartera estratificada en funcion al numero de mensualidades incumplidas. Los porcentajes de exposicion al riesgo son de un 35% cuando el credito tiene de 0 a 11 mensualidades incumplidas y de un 70% cuando tiene 12 o mas. Los porcentajes por la probabilidad de incumplimiento var an en funcion a las caracter sticas del credito (FOVI, moneda nacional y UDIS).

  Por lo que se refiere a la cartera de consumo, se determina mensualmente aplicando ciertos porcentajes de acuerdo con el riesgo determinado con base en el numero de pagos incumplidos.

Adicionalmente, se reconoce una estimacion por el monto total de los intereses ordinarios devengados no cobrados correspondientes a creditos que se consideran como cartera vencida.

Otras cuentas por cobrar y por pagar- Los importes correspondientes a los deudores y acreedores diversos de las Instituciones de Credito que no sean recuperados o pagados dentro de los 60 o 90 d as siguientes a su registro inicial (dependiendo si los saldos estan identificados o no), son aplicados a resultados independientemente de sus posibilidades de recuperacion o del proceso de aclaracion de los pasivos.

Los saldos de las cuentas liquidadoras activas y pasivas representan las operaciones por venta y compra de valores que se registran el d a en que se efectuan, existiendo un plazo hasta de 48 horas para su liquidacion.

Bienes adjudicados o recibidos mediante dación en pago- Los bienes adjudicados o recibidos mediante dacion en pago se registran al valor neto de realizacion del bien o al costo, el que sea menor. Por costo se entiende el valor en remate que determina el juez en la sentencia de adjudicacion o, en el caso de daciones en pago, el precio convenido entre las partes.

En el caso de que el valor en libros del credito sea superior al valor del bien adjudicado, la diferencia se reconocera cancelando la estimacion preventiva para riesgos crediticios al momento de la adjudicacion. En el caso de que el valor en libros del credito fuese inferior al valor del bien adjudicado, el valor de este ultimo debera ajustarse al valor en libros del credito.

El valor en libros unicamente debera modificarse en el momento en el que exista evidencia de que el valor neto de realizacion es menor al valor en libros que se tiene registrado. Los ajustes resultantes de estas estimaciones afectaran los resultados del ejercicio, en el momento en que ocurren.

Inmuebles, mobiliario y equipo- Se registran al costo de adquisicion, actualizado de acuerdo con los criterios de reexpresion previamente senalados en esta Nota.

La depreciacion se determina sobre los valores actualizados en l nea recta, a partir del mes siguiente al de su compra, aplicando las tasas detalladas a continuacion durante 2002 y 2001:

	Tasa
Inmuebles	2.5%
Equipo de computo	25%
Mobiliario y equipo	10%
Equipo de transporte	25%
Maquinaria y equipo	10%

Inversiones permanentes en acciones- El Grupo Financiero reconoce sus inversiones en subsidiarias no consolidadas, as como en asociadas, por el metodo de participacion con base en su valor contable de acuerdo con los ultimos estados financieros disponibles de estas entidades.

Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en la utilidad- Las provisiones para el impuesto sobre la renta (ISR) y participacion de los trabajadores en la utilidad (PTU), se registran en los resultados del ano en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparacion de los valores contables y fiscales de los activos y pasivos, incluyendo el beneficio de las perdidas fiscales por amortizar.

El efecto de todas las partidas indicadas se presenta neto en el balance general bajo el rubro de "Impuestos diferidos, neto".

El impuesto al activo pagado que se espera recuperar, se registra como un anticipo de impuesto sobre la renta y se presenta en el balance general bajo el rubro "Otras cuentas por cobrar, neto".

Crédito mercantil- El credito mercantil originado por el exceso del costo sobre el valor contable de subsidiarias en la fecha de adquisicion, se amortiza en l nea recta en 20 anos, plazo en el que se estima se generaran beneficios adicionales por dicha inversion. El monto amortizado ascendio a $277,136 y $280,446 en 2002 y 2001, respectivamente.

Obligaciones de carácter laboral- De acuerdo con la Ley Federal del Trabajo, el Grupo Financiero tiene obligaciones por concepto de indemnizaciones y primas de antiguedad pagaderas a empleados que dejen de prestar sus servicios bajo ciertas circunstancias.

El Grupo Financiero registra el pasivo por prima de antiguedad, pensiones y servicios medicos posteriores al retiro a medida que se devenga, de acuerdo con calculos actuariales basados en el metodo de credito unitario proyectado, utilizando tasas reales de interes, siguiendo los lineamientos del Bolet n D-3 "Obligaciones laborales" de PCGA.

Por lo tanto, se esta reconociendo el pasivo que, a valor presente, cubrira la obligacion por beneficios proyectados a la fecha estimada de retiro del conjunto de empleados que laboran en el Grupo Financiero. Las indemnizaciones por despido son cargadas a resultados al conocerse.

El impacto de las reducciones del personal es cuantificado e incorporado en el pasivo por obligaciones laborales del ano correspondiente.

Transacciones en moneda extranjera- Las operaciones denominadas en moneda extranjera son registradas al tipo de cambio vigente del d a de la operacion. Los activos y pasivos monetarios denominados en moneda extranjera se valuan en moneda nacional al tipo de cambio de cierre del ejercicio, publicado por Banco de Mexico. Las diferencias en cambios incurridas en relacion con activos o pasivos contratados en moneda extranjera se registran en resultados.

4. PRINCIPALES DIFERENCIAS CON PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MEXICO

Los estados financieros han sido preparados de conformidad con las practicas contables establecidas por la Comision, las cuales, en los siguientes casos, difieren de los PCGA, aplicados comunmente en la preparacion de estados financieros para otro tipo de sociedades no reguladas:

- Los estados financieros consolidados incluyen todas las subsidiarias que sean entidades pertenecientes al sector financiero, as como aquellas que prestan servicios complementarios, excluyendose aquellas subsidiarias que no pertenezcan al sector financiero. Los PCGA establecen la consolidacion de todas las subsidiarias en las que se tenga control, independientemente del sector al que pertenezcan.

- Los ajustes derivados de la valuacion de los t tulos disponibles para la venta se reconocen en el capital contable. De acuerdo con PCGA, estos ajustes deben reconocerse en los resultados del per odo en que se generan.

- Las operaciones de reporto se reconocen como operaciones de compraventa o transmision temporal de los t tulos que garantizan la operacion, sin embargo no se reconocen con relacion a la sustancia de la transaccion (financiamiento). Por otra parte, se valuan considerando el valor presente del precio del t - tulo al vencimiento de la operacion, en lugar de reconocer el premio devengado en l nea recta.

- Los ajustes reconocidos en 2001 en el valor de los inmuebles determinados mediante avaluos, fueron reconocidos en el rubro de resultados de ejercicios anteriores. De acuerdo con PCGA, estos ajustes deben reconocerse en los resultados del ejercicio.

- Los ingresos por comisiones de la Administradora de Fondos para el Retiro Bancomer, S. A. de C. V., (la Afore) subsidiaria de BBVA Bancomer, se registran en el estado de resultados cuando se cobran y no cuando se devengan.

- Los descuentos a los que BBVA Bancomer se encuentra obligada al amparo de los programas de apoyo a deudores, se reconocen al momento en que el deudor recibe el descuento correspondiente y no cuando se conocen.

5. DISPONIBILIDADES

La integracion de este rubro al 31 de diciembre de 2002 y 2001 se muestra a continuacion:

	2002	2001
Caja	$ 8,648,571	$ 8,158,413
Bancos	61,961,326	57,179,079
Otras disponibilidades	717,571	2,781,654
	$ 71,327,468	$ 68,119,146

El rubro de Bancos esta representado por efectivo en moneda nacional y dolares americanos convertidos al tipo de cambio emitido por Banco de Mexico de $10.4393 y $9.1695 para 2002 y 2001, respectivamente, y se integra como sigue:

	Moneda Nacional		Dolares Americanos Valorizados		Total	
	2002	2001	2002	2001	2002	2001
Call money otorgado	$ 2,000,000	$ -	$ -	$ -	$ 2,000,000	$ -
Depositos con instituciones de crédito del extranjero	-	-	23,400,167	34,442,874	23,400,167	34,442,874
Bancos del Pa s	191,579	63,975	-	-	191,579	63,975
Banco de México	36,344,083	22,658,823	25,497	13,407	36,369,580	22,672,230
	$ 38,535,662	$ 22,722,798	$ 23,425,664	$ 34,456,281	$ 61,961,326	$ 57,179,079

6. INVERSIONES EN VALORES

Al 31 de diciembre de 2002 y 2001, las inversiones en valores se integran como sigue:

(a) Titulos para negociar-

	2002				2001
Instrumento	Costo de Adquisicion	Intereses Devengados	Incremento (Decremento) por Valuacion	Valor en Libros	Valor en Libros
Acciones	$ 157,665	$ -	$ (61)	$ 157,604	$ 26,281
Certificados de depósito	1,695,685	2,773	800	1,699,258	6,862,510
BONDES	236,994	-	-	236,994	1,452,115
Papel comercial	1,131,800	12,265	(258)	1,143,807	642,970
Eurobonos (Banca de Desarrollo)	424,293	9,022	(2,112)	431,203	488,445
Eurobonos de deuda soberana	2,136,718	60,182	90,142	2,287,042	335,681
Pagaré con rendimiento liquidable al vencimiento	27,747,254	15,705	(2,776)	27,760,183	24,823,141
CETES	5,783	-	714	6,497	1,689,842
Bonos	3,405,922	8,309	3,552	3,417,783	1,312,243
Sociedades de inversión	531,304	-	-	531,304	88,962
Aceptaciones bancarias	51,682	-	(15)	51,667	-
Otros	-	-	-	-	57,912
Total	$ 37,525,100	$ 108,256	$ 89,986	$ 37,723,342	$ 37,780,102

Durante 2002, el Grupo Financiero reconocio en resultados una utilidad por valuacion por un importe neto de $58,124.

Asimismo, al 31 de diciembre de 2002 los plazos a los cuales se encuentran pactadas estas inversiones son como sigue:

Instrumento	Menos de un Mes	Entre 1 y 3 Meses	Mas de 3 Meses	Sin Plazo Fijo	Total a Costo de Adquisicion
Acciones	$ -	$ -	$ -	$ 157,665	$ 157,665
Certificados de depósito	1,042,718	536,721	116,246	-	1,695,685
BONDES	236,994	-	-	-	236,994
Papel comercial	846,994	189,687	95,119	-	1,131,800
Eurobonos (Banca de Desarrollo)	-	-	424,293	-	424,293
Eurobonos de deuda soberana	-	-	2,136,718	-	2,136,718
Pagaré con rendimiento liquidable al vencimiento	25,799,632	1,296,354	651,268	-	27,747,254
CETES	5,783	-	-	-	5,783
Bonos	538,791	269,512	2,597,619	-	3,405,922
Sociedades de inversión	531,304	-	-	-	531,304
Aceptaciones bancarias	-	51,682	-	-	51,682
Total	$ 29,002,216	$ 2,343,956	$ 6,021,263	$ 157,665	$ 37,525,100

(b) Títulos disponibles para la venta-

Instrumento	2002				2001
	Costo de Adquisicion	Intereses Devengados	Incremento (Decremento) por Valuacion	Valor en Libros	Valor en Libros
Acciones	$ 3,850,948	$ -	$ 756,326	$ 4,607,274	$ 5,141,236
Valores emitidos por la Tesorer a de E.U.	33,406	-	-	33,406	49,374
Eurobonos (Banca de Desarrollo)	-	-	-	-	613,079
Eurobonos de deuda soberana	-	-	-	-	26,218
Aceptaciones bancarias	22,327	34,818	1,791	58,936	55,282
Obligaciones	57,729	1,094	(11,477)	47,346	73,429
Eurobonos corporativos	119,871	6,651	(83,333)	43,189	2,440,715
Otros	-	-	-	-	9,681
Total	$ 4,084,281	$ 42,563	$ 663,307	$ 4,790,151	$ 8,409,014

El Grupo Financiero constituyo por algunos t tulos accionarios reservas para baja de valor contra resultados del ejercicio, las cuales ascendieron a $65,907.

Al 31 de diciembre de 2002, los plazos a los cuales se encuentran pactadas estas inversiones son como sigue:

Instrumento	Menos de 1 Mes	Entre 1 y 3 Meses	Mas de 3 Meses	Sin Plazo Fijo	Total a Costo de Adquisicion
Acciones	$ -	$ -	$ -	$ 3,850,948	$ 3,850,948
Valores emitidos por la Tesorer a de E.U.	33,406	-	-	-	33,406
Aceptaciones bancarias	-	-	22,327	-	22,327
Obligaciones	-	-	57,729	-	57,729
Eurobonos corporativos	-	-	119,871	-	119,871
Total	$ 33,406	$ -	$ 199,927	$ 3,850,948	$ 4,084,281

(c) Títulos conservados a vencimiento-

T tulos de deuda de mediano y largo plazo:

Instrumento	2002 Costo de Adquisicion	2002 Intereses Devengados	2002 Valor en Libros	2001 Valor en Libros
Bonos gubernamentales Programa de Apoyo a Deudores Vivienda	$ 10,425,791	$ -	$ 10,425,791	$ 10,890,617
Eurobonos de deuda soberana	7,119,336	101,345	7,220,681	7,027,370
Bonos gubernamentales Programa de Apoyo a Deudores Estados y Municipios	1,645,805	-	1,645,805	2,083,911
Bonos gubernamentales Programa UDIS Planta Productiva	1,482,864	-	1,482,864	1,610,086
Certificados de participacion	206,817	1,321	208,138	249,502
Bonos gubernamentales Programa de Apoyo a Deudores Agropecuario y Pesquero	41,005	-	41,005	44,784
Valores emitidos por la Tesorer a de E.U.	16,145	-	16,145	-
Certificados de deposito	261	-	261	-
Total	$ 20,938,024	$ 102,666	$ 21,040,690	$ 21,906,270

Los rendimientos asociados a la totalidad de la cartera a vencimiento del Grupo Financiero reconocidos en los resultados del ejercicio, ascendieron a $4,094,071.

7. OPERACIONES CON VALORES Y DERIVADAS

Al 31 de diciembre de 2002 y 2001, las operaciones con valores y derivadas se integran como sigue:

(a) Saldos deudores y acreedores en operaciones de reporto-

Reportada:

Instrumento	2002 Parte Activa Valor de T tulos a Recibir	2002 Parte Pasiva Acreedores por Reporto	2002 Diferencia Deudora	2002 Diferencia Acreedora	2001 Parte Activa Valor de T tulos a Recibir	2001 Parte Pasiva Acreedores por Reporto	2001 Diferencia Deudora	2001 Diferencia Acreedora
Valores gubernamentales-								
CETES	$ 28,668,932	$ 28,673,126	$ 14,705	$ (18,899)	$ 8,721,392	$ 8,697,428	$ 25,503	$ (1,539)
BONDES	26,078,552	26,136,650	6,405	(64,503)	31,731,332	31,725,473	63,332	(57,473)
PIC's	260,470	260,472	-	(2)	4,296	4,289	7	-
UDIBONOS	15,558,426	15,518,059	42,137	(1,770)	16,188,716	16,142,557	68,767	(22,608)
Bonos IPAB	37,568,893	37,606,408	22,280	(59,795)	48,768,184	48,789,020	20,591	(41,427)
Bonos de regulacion monetaria de Banxico	21,505,401	21,526,619	7,417	(28,635)	31,236,444	31,256,228	15,823	(35,607)
Bonos tasa fija	5,135,707	5,134,630	1,883	(806)	-	-	-	-
	134,776,381	134,855,964	94,827	(174,410)	136,650,364	136,614,995	194,023	(158,654)
T tulos bancarios-								
Pagarés con rendimiento liquidable al vencimiento	11,159,329	11,160,552	142	(1,365)	8,186,965	8,187,038	20	(93)
Bonos nominales	630,193	634,156	-	(3,963)	874,266	873,712	554	-
Total	$146,565,903	$146,650,672	$ 94,969	$ (179,738)	$145,711,595	$145,675,745	$ 194,597	$ (158,747)

Reportadora:

Instrumento	2002 Parte Pasiva Valor de T tulos a Entregar	2002 Parte Activa Deudores Por Reporto	2002 Diferencia Deudora	2002 Diferencia Acreedora	2001 Parte Pasiva Valor de T tulos a Entregar	2001 Parte Activa Deudores por Reporto	2001 Diferencia Deudora	2001 Diferencia Acreedora
Valores gubernamentales-								
CETES	$ 5,126,546	$ 5,118,673	$ 467	$ (8,340)	$ 8,426,122	$ 8,400,319	$ -	$ (25,803)
BONDES	10,069,516	10,127,331	60,046	(2,231)	16,118,932	16,123,706	44,443	(39,669)
Bonos IPAB	16,435,722	16,418,140	6,595	(24,177)	19,068,416	19,058,066	3,290	(13,640)
Bonos de regulacion monetaria de Banxico	13,031,009	13,038,130	12,284	(5,163)	17,841,112	17,877,550	39,094	(2,656)
	44,662,793	44,702,274	79,392	(39,911)	61,454,582	61,459,641	86,827	(81,768)
T tulos Bancarios-								
Pagarés con rendimiento liquidable al vencimiento	2,600,199	2,600,604	405	-	107,490	107,515	25	-
Total	$ 47,262,992	$ 47,302,878	$ 79,797	$ (39,911)	$ 61,562,072	$ 61,567,156	$ 86,852	$ (81,768)

Las operaciones de reporto se encuentran pactadas a plazos de 2 a 91 d as como reportada y reportadora.

(b) ***Operaciones con instrumentos financieros derivados-*** Al 31 de diciembre de 2002 y 2001, el Grupo Financiero manten a operaciones con instrumentos financieros derivados como se describe a continuacion. La posicion de divisas generada por dichos instrumentos financieros derivados, debe integrarse con la posicion en balance para obtener la cifra de posicion final, la cual se muestra en la Nota 25.

Con fines de negociación:

Operacion	2002 Saldo Activo	2002 Saldo Pasivo	2002 Saldo Deudor	2002 Saldo Acreedor
Futuros posicion larga	$ 106,577,718	$ 106,577,718	$ -	$ -
Futuros posicion corta	174,532,524	174,532,528	-	4
Contratos adelantados posicion larga	41,164,691	40,329,748	-	(834,943)
Contratos adelantados posicion corta	46,395,655	47,470,868	-	1,075,213
Opciones adquiridas	34,633	-	34,633	-
Opciones vendidas	-	42,527	-	42,527
Swaps	37,464,566	38,104,526	-	639,960
	$ 406,169,787	$ 407,057,915	$ 34,633	$ 922,761

Operacion	2001			
	Saldo		Saldo	
	Activo	Pasivo	Deudor	Acreedor
Futuros posicion larga	$ 25,578,581	$ 25,578,581	$ -	$ -
Futuros posicion corta	77,052,097	77,052,097	-	-
Contratos adelantados posicion larga	56,197,754	58,370,051	(2,172,297)	-
Contratos adelantados posicion corta	84,193,739	81,933,671	2,260,068	-
Opciones adquiridas	10,400	-	10,400	-
Opciones vendidas	-	25,271	-	25,271
Swaps	11,011,284	11,305,167	-	293,883
	$ 254,043,855	$ 254,264,838	$ 98,171	$ 319,154

Con fines de cobertura:

Operacion	2002			
	Saldo		Saldo	
	Activo	Pasivo	Deudor	Acreedor
Contratos adelantados posicion larga	$ 36,380,960	$ 36,583,330	$ -	$ (202,370)
Contratos adelantados posicion corta	57,069,103	57,270,838	-	201,735
Opciones adquiridas	28,129	-	28,129	-
Swaps	1,283,270	1,427,199	-	(143,929)
	$ 94,761,462	$ 95,281,367	$ 28,129	$ (144,564)

Operacion	2001			
	Saldo		Saldo	
	Activo	Pasivo	Deudor	Acreedor
Contratos adelantados posicion larga	$ 2,457	$ 2,457	$ -	$ -
Opciones adquiridas	24,104	-	24,104	-
Swaps	1,098,951	1,305,683	-	206,732
	$ 1,125,512	$ 1,308,140	$ 24,104	$ 206,732

(c) ***Futuros y contratos adelantados-*** Al 31 de diciembre de 2002, el Grupo Financiero celebro operaciones de futuros del dolar americano en el "Mex-Der", generando una ganancia por un importe de $9,935.

Asimismo, celebro contratos adelantados "Forwards" con las principales divisas. Al cierre del ejercicio se tienen contratos abiertos como sigue:

Con fines de negociación:

Tipo de Operacion	Subyacente	Ventas A Recibir	Ventas Valor Contrato	Compras Valor Contrato	Compras A Entregar	Saldo Contable
Futuros	Dolar americano	$ 11,495	$ 11,495	$ 170,412	$ 170,412	$ -
	TIIE	169,136,261	169,136,261	105,054,652	105,054,652	-
	CETES	5,308,561	5,308,561	1,198,533	1,198,533	-
	IPC	9,144	9,144	49,102	49,102	-
	Peso	-	-	105,019	105,019	-
	Yen	67,067	67,063	-	-	(4)
		$ 174,532,528	$ 174,532,524	$ 106,577,718	$ 106,577,718	$ (4)
Contratos adelantados	Dolar americano	$ 46,395,655	$ 47,470,868	$ 38,258,388	$ 37,429,748	$ (246,573)
	FRA´s	-	-	2,906,303	2,900,000	6,303
		$ 46,395,655	$ 47,470,868	$ 41,164,691	$ 40,329,748	$ (240,270)

Con fines de cobertura:

Tipo de Operacion	Subyacente	Ventas A Recibir	Ventas Valor Contrato	Compras Valor Contrato	Compras A Entregar	Saldo Contable
Contratos adelantados	GBP	$ 57,270,838	$ 57,069,103	$ 36,380,960	$ 36,583,330	$ (635)

(d) Opciones-

Al 31 de diciembre de 2002, el Grupo Financiero tiene celebrados contratos de opciones como sigue:

Con fines de negociación:

Tipo de Operacion	Divisa	Monto de Referencia	Prima Cobrada/ Pagada	Valor de Mercado
Compras	Dolar americano	484,383	$ 26,027	$ 34,633
Ventas	Dolar americano	1,977,939	$ 29,862	$ (36,643)
	ADR´s	13,153	428	(352)
	Euro	1,169	1,169	(3,006)
	Tasas de interes	5,190,374	5,333	(2,526)
			$ 36,792	$ (42,527)

Con fines de cobertura:

Tipo de Operacion	Divisa	Monto de Referencia	Prima Cobrada/ Pagada	Valor de Mercado
Compras	Tasas de interes	99,999	$ 75,726	$ 28,129

(e) Swaps-

Al 31 de diciembre de 2002, el Grupo Financiero tiene celebrados contratos de swaps como sigue:

Con fines de negociación

Subyacente	Divisa	Valor Contrato Recibir	Valor Contrato Entregar	A Recibir	A Entregar	Posicion Neta
Divisas	Peso mexicano	$ 6,330,962	$ 6,330,715	$ (6,443,854)	$ 6,514,011	$ 70,157
	Dolar americano	12,872,112	6,880,342	(12,933,464)	7,451,550	(5,481,914)
	UDIS	314,615	6,218,283	(321,604)	6,340,334	6,018,730
				$ (19,698,922)	$ 20,305,895	$ 606,973
			Valor Contrato			
Tasas de interés	Peso mexicano		$ 160,808,779	$ (3,726,655)	$ 3,721,707	$ (4,948)
	Dolar americano		729,889	(14,038,989)	14,076,924	37,935
				$ (17,765,644)	$ 17,798,631	$ 32,987

El Grupo Financiero celebro contratos de swaps de tasas de interes nominal con diversas instituciones, los cuales se pactaron a tasas entre 7.19% y 15.85% anual. Al 31 de diciembre del 2002, estos contratos representan un monto de referencia de $168,428,309.

Con fines de cobertura:

Subyacente	Divisa	Valor Contrato Recibir	Valor Contrato Entregar	A Recibir	A Entregar	Posicion Neta
Divisas	Euro	$ 1,129,886	$ 1,282,225	$ 1,204,129	$ 1,324,995	$ (120,866)
			Valor Contrato			
Tasas de interés	Peso mexicano		$ 15,000,000	$ 67,050	$ 56,500	$ 10,550
	Dolar americano		400,000	11,262	43,462	(32,200)
	UDIS		59,979	829	2,242	(1,413)
				$ 79,141	$ 102,204	$ (23,063)

El Grupo Financiero celebro contratos de swaps de tasas de interes nominal con diversas instituciones, los cuales se pactaron a tasas entre 7.88% y 11.55% anual. Al 31 de diciembre del 2002, estos contratos representan un monto de referencia de $19,369,199.

8. CARTERA DE CREDITO

La cartera crediticia por tipo de prestamo al 31 de diciembre de 2002 y 2001, se muestra a continuacion:

	Cartera Vigente		Cartera Vencida		Total	
	2002	2001	2002	2001	2002	2001
Créditos comerciales-						
Denominados en pesos-						
Comercial	$ 30,813,921	$ 31,999,374	$ 2,083,791	$ 2,822,647	$ 32,897,712	$ 34,822,021
Cartera redescontada	3,446,587	4,255,602	28,586	35,575	3,475,173	4,291,177
Cartera arrendamiento	391,660	433,613	5,412	80,667	397,072	514,280
Denominados en USD-						
Comercial	30,390,726	29,506,068	2,531,920	2,908,725	32,922,646	32,414,793
Cartera redescontada	1,101,549	1,417,162	21,086	81,212	1,122,635	1,498,374
Cartera arrendamiento	1,170,441	903,298	20,707	19,202	1,191,148	922,500
Total créditos comerciales	67,314,884	68,515,117	4,691,502	5,948,028	72,006,386	74,463,145
Créditos a la vivienda	39,929,811	45,417,058	5,189,039	6,486,004	45,118,850	51,903,062
Créditos a entidades gubernamentales	31,210,281	32,530,918	275	-	31,210,556	32,530,918
Créditos al consumo-						
Tarjeta de crédito	14,941,460	12,782,608	882,550	746,678	15,824,010	13,529,286
Otros al consumo	5,235,764	2,492,475	189,174	201,451	5,424,938	2,693,926
Créditos al FOBAPROA o al IPAB	77,885,506	90,538,276	-	-	77,885,506	90,538,276
	$ 236,517,706	$ 252,276,452	$ 10,952,540	$ 13,382,161	$ 247,470,246	$ 265,658,613

Los ingresos por intereses y comisiones segmentados por tipo de credito se componen de la siguiente manera:

Tipo de Credito	2002 Intereses	2002 Comisiones	2002 Total	2001 Total
Créditos comerciales-				
Denominados en pesos-				
Comercial	$ 3,629,606	$ 124,479	$ 3,754,085	$ 6,366,021
Cartera redescontada	335,466	-	335,466	639,890
Cartera arrendamiento	76,320	3,128	79,448	137,888
Denominados en USD-				
Comercial	1,974,530	45,970	2,020,500	3,260,196
Cartera redescontada	83,139	-	83,139	168,966
Total créditos comerciales	6,099,061	173,577	6,272,638	10,572,961
Créditos a la vivienda	2,948,844	160,123	3,108,967	3,763,218
Créditos a entidades gubernamentales	604,291	-	604,291	1,259,797
Créditos al consumo-				
Tarjeta de crédito	4,848,010	-	4,848,010	4,626,529
Otros al consumo	835,730	29,006	864,736	789,770
Créditos al FOBAPROA o al IPAB	6,276,180	-	6,276,180	11,055,431
	$ 21,612,116	$ 362,706	$ 21,974,822	$ 32,067,706

Los prestamos otorgados, agrupados por sectores economicos al 31 de diciembre de 2002 y 2001, se muestran a continuacion:

	2002		2001	
	Monto	**Porcentaje de Concentracion**	**Monto**	**Porcentaje de Concentracion**
Externo (entidades del extranjero)	$ 905,877	0.37%	$ 350,631	0.13%
Privado (empresas y particulares)	70,146,620	28.35%	73,732,037	27.75%
Financiero	884,921	0.36%	196,295	0.07%
Tarjeta de credito y consumo	21,248,948	8.59%	16,223,212	6.11%
Vivienda	45,118,850	18.23%	51,903,062	19.54%
Creditos al Gobierno Federal	31,210,556	12.61%	32,530,918	12.25%
Creditos al FOBAPROA o al IPAB	77,885,506	31.47%	90,538,276	34.08%
Otros adeudos vencidos	68,968	0.02%	184,182	0.07%
	$ 247,470,246	100.00%	$ 265,658,613	100.00%

Créditos relacionados- Al 31 de diciembre de 2002 y 2001, los creditos otorgados a partes relacionadas suman un total de $8,192,894 y $4,109,966, respectivamente. El monto de creditos relacionados al 31 de diciembre de 2002, incluye $5,256,461 de cartas de credito, las cuales se encuentran registradas en cuentas de orden.

Programas de apoyo crediticio- BBVA Bancomer se ha apegado a diversos programas de apoyo crediticio establecidos por el Gobierno Federal y la Asociacion de Banqueros de Mexico, A.C., los cuales se listan a continuacion:

- Programa de Apoyo para Deudores de Credito de Vivienda y del Acuerdo de Beneficios a los Deudores de Creditos para Vivienda.
- Acuerdo para el Financiamiento del Sector Agropecuario y Pesquero (FINAPE).
- Programa de Beneficios a los Deudores de Creditos Empresariales.
- Acuerdo de Apoyo Financiero y Fomento a la Micro, Pequena y Mediana Empresa (FOPYME).
- Programa de Beneficios Adicionales a los Deudores de Creditos para Vivienda - Creditos para vivienda tipo FOVI.

Por otra parte, durante diciembre de 1998 el Gobierno Federal y la Banca dieron a conocer un nuevo y definitivo plan de apoyo a deudores denominado "Punto Final", el cual sustituye a partir de 1999 el calculo de los beneficios otorgados en los programas de apoyo para Deudores de Credito para la Vivienda. Para FOPYME y FINAPE se sustituyo dicho plan de apoyo en 1999 y 2000 y a partir de 2001 se continuo aplicando los beneficios establecidos en los programas de apoyo originales.

El "Punto Final", define los descuentos a los creditos para la vivienda, los cuales son determinados sobre el saldo insoluto del adeudo registrado al 30 de noviembre de 1998, sin considerar los intereses moratorios. Tratandose de los creditos FOPYME y FINAPE, el descuento es aplicado sobre los pagos y el porcentaje de descuento es determinado de acuerdo al saldo del credito registrado al 31 de julio de 1996, independientemente de que se hubiera modificado el saldo.

El monto de los descuentos es reconocido por el Gobierno Federal y BBVA Bancomer en diferentes porcentajes; la parte reconocida por el Gobierno Federal es registrada como una cuenta por cobrar, la cual genera intereses a razon de CETES a 91 d as llevada a curva de 28 d as capitalizandose mensualmente; el porcentaje absorbido por BBVA Bancomer es aplicado a la estimacion preventiva para riesgos crediticios. Al 31 de diciembre de 2002, el saldo de los descuentos a cargo del Gobierno Federal asciende a $2,021,512, el cual sera liquidable junto con su correspondiente capitalizacion de intereses a principios del mes de junio de 2003.

Derivado de los resultados de las auditorias practicadas a los programas de apoyo, el Gobierno Federal confirmo el cumplimiento por parte de BBVA Bancomer con las disposiciones a las que estaba sujeta para la recuperacion del apoyo condicionado correspondiente al FINAPE. Por esta razon, en el mes de junio de 2002, BBVA Bancomer recibio de parte del Gobierno Federal el pago de los apoyos mas su respectiva capitalizacion de intereses correspondientes a dicho programa por un importe de $2,550,842, los cuales se inclu an dentro del saldo de Creditos a Entidades Gubernamentales. Adicionalmente, en esa misma fecha BBVA Bancomer recibio por parte del Gobierno Federal pagos correspondientes a los beneficios a cargo de este, de los programas de apoyo de "Vivienda", "FOVI", FOPYME y FINAPE (no condicionado) por $3,044,884.

Políticas y procedimientos para el otorgamiento de créditos- El otorgamiento, control y recuperacion de creditos se encuentran regulados en el Manual de Credito de BBVA Bancomer, autorizado por el Consejo de Administracion. El Manual de Credito establece el marco de actuacion de los funcionarios que intervienen en el proceso de credito y esta basado en los ordenamientos de la Ley de Instituciones de Credito, las disposiciones de caracter prudencial en materia de credito establecidas por la Comision y las sanas practicas bancarias.

La autorizacion de los creditos como responsabilidad del Consejo de Administracion se encuentra centralizada en los comites y funcionarios facultados, y las pol ticas y procedimientos establecen los mecanismos que les permiten asegurarse de la solvencia moral y capacidad tecnica del personal involucrado en la actividad credit icia.

Para la gestion del credito, se define el proceso general desde la promocion hasta la recuperacion, especificando por unidad de negocio, las pol ticas, procedimientos, responsabilidades de los funcionarios involucrados y las herramientas que deben usar en cada etapa del proceso.

El proceso de credito esta basado en un riguroso analisis de las solicitudes de credito, con el fin de determinar el riesgo integral del acreditado. En la mayor a de los creditos debe contarse con al menos una fuente alterna de pago.

En los creditos al consumo, hipotecarios y en el segmento de pequena y microempresa, se han implantado mecanismos de evaluacion y seguimiento automatizados, basados en ciertos factores estandar que a criterio de BBVA Bancomer son significativos para la toma de decisiones, permitiendo con mayor eficiencia la atencion de altos volumenes de solicit udes.

9. CREDITOS REESTRUCTURADOS DENOMINADOS EN UDIS

El importe total de la cartera de creditos reestructurados en UDIS al 31 de diciembre de 2002 y 2001, se detalla a continuacion:

	2002					2001
Concepto	**Estados y Municipios**	**Vivienda**	**Agropecuario y Pesquero**	**Planta Productiva**	**Total**	**Total**
Cartera vigente	$ 11,933,217	$ 29,395,460	$ 91,724	$ 36,154	$ 41,456,555	$ 47,382,341
Intereses vigentes	19,126	166,661	87	495	186,369	264,134
Cartera vencida	270	2,964,134	-	-	2,964,404	3,712,579
Intereses vencidos	6	127,776	-	-	127,782	194,412
Total	$ 11,952,619	$ 32,654,031	$ 91,811	$ 36,649	$ 44,735,110	$ 51,553,466

10. OPERACIONES CON FOBAPROA

Como parte de las medidas adoptadas para enfrentar la crisis economica surgida a finales de 1994, BBVA Bancomer llevo a cabo transacciones con el FOBAPROA derivadas de los siguientes conceptos:

- Afectacion de flujos de creditos en 1995 y 1996.
- Afectacion de bienes adjudicados a partir de 1996.

Adicionalmente BBVA Bancomer adquirio, con efectos al 1° de octubre de 1996, las sucursales de Banca Cremi (Cremi) y Banco de Oriente (Banorie).

Como contraprestacion de estas operaciones, se han reconocido derechos por cobrar al FOBAPROA que al 31 de diciembre de 2002 y 2001 se integran como sigue:

	Moneda Nacional		Dolares Americanos Valorizados en Moneda Nacional		Total	
Concepto	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**
Operaciones origen Bancomer-						
Tramos I y II	$ 77,262,989	$ 76,733,547	$ 1,358,364	$ 1,221,865	$ 78,621,353	$ 77,955,412
Pagaré Promex	25,828,982	26,258,405	-	-	25,828,982	26,258,405
Flujos a entregar al FOBAPROA	(11,956,638)	(10,867,438)	(1,747,117)	(1,542,185)	(13,703,755)	(12,409,623)
Reserva para baja de valor	(24,453,923)	(24,567,755)	-	-	(24,453,923)	(24,567,755)
	66,681,410	67,556,759	(388,753)	(320,320)	66,292,657	67,236,439
Operaciones origen BBV-Mexico-						
FOBAPROA I	5,046,416	5,636,941	-	-	5,046,416	5,636,941
FOBAPROA II	12,690,705	12,601,646	-	-	12,690,705	12,601,646
Arrendadora Atlas	389,761	381,839	-	-	389,761	381,839
Flujos a entregar al FOBAPROA	(3,389,254)	(2,745,432)	-	-	(3,389,254)	(2,745,432)
Reservas para baja de valor	(3,205,948)	(3,205,594)	-	-	(3,205,948)	(3,205,594)
	11,531,680	12,669,400	-	-	11,531,680	12,669,400
Adquisicion de sucursales Cremi y Banorie y Swap IPAB/ Promex	61,169	10,632,437	-	-	61,169	10,632,437
	11,592,849	23,301,837	-	-	11,592,849	23,301,837
Total de cartera	$ 78,274,259	$ 90,858,596	$ (388,753)	$ (320,320)	$ 77,885,506	$ 90,538,276

Los derechos a cobrar por la transferencia de los derechos de flujos de la cartera crediticia a FOBAPROA, se formalizaron durante 1995 y 1996, tienen un plazo de vencimiento de diez anos y devengan tasas de interes referenciadas a CETES y LIBOR, dependiendo de la transaccion, por las operaciones celebradas en moneda nacional y dolares americanos, respectivamente.

A partir de marzo de 1998, se ha hecho uso del programa establecido por FOBAPROA para convertir los derechos de cobro en dolares americanos a derechos de cobro en moneda nacional. La conversion se realiza mensualmente por importes variables y la cantidad as convertida se incorpora a los derechos de cobro en moneda nacional con iguales condiciones a las antes indicadas.

Algunas de las operaciones de cartera vendida a FOBAPROA establecen que BBVA Bancomer compartira el riesgo de cobranza de los flujos afectados por el 25% del valor del derecho de cobro a la fecha de su vencimiento, y en caso de generarse utilidades sobre dicha cartera, estas corresponderan en su totalidad a BBVA

Bancomer. El 25 de febrero de 1998, la Comision establecio el criterio relativo al provisionamiento de la cartera de creditos sujeta a esta transaccion.

BBVA Bancomer reservo en su totalidad el 25% de la perdida compartida con FOBAPROA, la cual fue aplicada en 2000 contra el capital contable. A partir de ese momento, BBVA Bancomer solo registra el ingreso correspondiente al 75% del valor de los pagares manteniendo de esta forma cubierto el 100% del riesgo de BBVA Bancomer y el programa de incentivos.

El monto de los pagares FOBAPROA con riesgo compartido asciende a $47,960,190 despues de liquidez y reservas, los cuales corresponden a los pagares por venta de cartera denominados "Tramo I y II" de origen Bancomer y "FOBAPROA II" y "Arrendadora Atlas", de origen BBV-Mexico.

Los pagares correspondientes al saneamiento de Promex devengan intereses a tasas de TIIE a 91 d as y tienen vencimiento en 2008.

El valor de los activos cuyos flujos se encuentran afectados a favor de FOBAPROA y la estimacion preventiva para riesgos crediticios que les corresponde, se muestran a continuacion:

	2002	2001
Cartera de credito	$ 16,617,331	$ 24,015,020
Cartera de valores	212,050	1,097,071
Bienes adjudicados	3,244,778	4,667,721
Estimacion preventiva para riesgos crediticios	(8,878,773)	(12,645,581)
Otras reservas	-	(661,741)
Total	$ 11,195,386	$ 16,472,490

Durante el ejercicio se realizo una venta de cartera comercial, cuyos flujos se encuentran afectos a los fideicomisos BBV-I (Tramo I) y Promex, de los cuales el Instituto para la Proteccion al Ahorro Bancario (IPAB) es fideicomisario en primer lugar. Esta operacion permitio reducir la cartera total de los esquemas de flujo en $1,792,225.

El 30 de septiembre de 2002, el IPAB amortizo en efectivo el monto principal del pagare emitido por el FOBAPROA con vencimiento en septiembre de 2002 por $10,199,172, correspondiente al pagare derivado de la adquisicion de sucursales de Cremi y Banorie.

11. ESTIMACION PREVENTIVA PARA RIESGOS CREDITICIOS

La calificacion de la cartera de BBVA Bancomer, base para el registro de la estimacion preventiva para riesgos crediticios efectuada con base en lo establecido en la Nota 3, se muestra a continuacion:

	2002		2001	
Categor a de Riesgo	Cartera Total	Reserva	Cartera Total	Reserva
A	$ 117,543,835	$ 1,115,809	$ 106,080,312	$ 839,797
B	18,135,013	2,478,560	21,007,221	2,698,019
C	6,975,349	2,578,918	11,663,819	4,108,098
D	4,632,724	3,279,709	6,239,136	4,410,048
E	2,869,040	2,899,286	2,845,878	3,175,921
Subtotal	150,155,961	12,352,282	147,836,366	15,231,883
Cartera exceptuada	152,890,545	-	166,789,692	-

	$ 303,046,506	$ 12,352,282	$ 314,626,058	$ 15,231,883
Castigos aplicados		-		(325,806)
Estimaciones creadas en exceso		-		70,870
Reservas registradas al 31 de diciembre		$ 12,352,282		$ 14,976,947

El saldo de la estimacion al 31 de diciembre de 2002 es determinado con base en los saldos de la cartera a esa fecha.

Las estimaciones preventivas globales incluyen las reservas que cubren al 100% los intereses vencidos al 31 de diciembre de 2002 y 2001.

Al 31 de diciembre de 2002, la estimacion preventiva para riesgos crediticios representa el 112.78% de la cartera vencida.

El monto de la estimacion incluye la calificacion de los creditos otorgados en moneda extranjera considerados al tipo de cambio del 31 de diciembre de 2002.

De conformidad con la regulacion vigente, BBVA Bancomer no registro ninguna estimacion sobre la cartera de los Fideicomisos UDIS de Estados y Municipios.

Con base en acuerdos entre la Comision y las instituciones de credito, se ha definido a la cartera comercial emproblemada como aquella con calificacion de riesgo D y E. En funcion de esta definicion, la cartera comercial emproblemada asciende a $2,563,516 y $2,323,638 para 2002 y 2001, respectivamente.

Movimientos de la estimación preventiva para riesgos crediticios- A continuacion se muestra un analisis de las estimaciones preventivas para riesgos crediticios:

	2002	**2001**
Saldo al inicio del ano	$ 14,976,947	$ 25,658,390
Estimaciones cargadas a resultados del ejercicio	2,696,713	2,618,987
Aplicaciones y castigos del ejercicio	(5,794,965)	(14,484,404)
Estimacion cargada a resultados de ejercicios anteriores	320,000	-
Reinstalacion de programas de rentas	-	1,590,147
Creacion de reservas por reduccion de costo en pasivo fiduciario en Fideicomiso UDIS	-	215,287
Actualizacion	153,587	(621,460)
Saldo al final del ano	$ 12,352,282	$ 14,976,947

En el mes de diciembre de 2002, BBVA Bancomer incremento su estimacion preventiva para riesgos crediticios en $320,000 con cargo a los resultados de ejercicios anteriores, en virtud de que, hasta esa fecha, por instrucciones de la Comision manten a la estimacion preventiva de un cliente en una categor a de riesgo diferente a la que le hubiera correspondido con base en las condiciones economicas y legales existentes en ese momento. El efecto de este ajuste en los resultados acumulados, neto de impuestos diferidos fue de $208,000.

12. OTRAS CUENTAS POR COBRAR, NETO

El saldo de otras cuentas por cobrar al 31 de diciembre de 2002 y 2001 se integra como sigue:

Concepto	2002	2001
Prestamos a funcionarios y empleados	$ 2,913,364	$ 2,724,793
Deudores diversos	1,143,822	1,740,881
Pagos anticipados	1,324,404	1,099,362
Otros	766,405	421,069
	6,147,995	5,986,105
Menos- Estimacion	(113,648)	(565,700)
	$ 6,034,347	$ 5,420,405

13. BIENES ADJUDICADOS, NETO

El saldo de bienes adjudicados al 31 de diciembre de 2002 y 2001 se integra como sigue:

Concepto	2002	2001
Construcciones	$ 2,045,299	$ 2,662,615
Terrenos	1,365,763	2,128,307
Otros	353,003	356,739
	3,764,065	5,147,661
Menos- Estimacion para castigos de bienes	(506,844)	(709,024)
	$ 3,257,221	$ 4,438,637

14. INMUEBLES, MOBILIARIO Y EQUIPO, NETO

El saldo de inmuebles, mobiliario y equipo al 31 de diciembre de 2002 y 2001 se integra como sigue:

Concepto	2002	2001
Mobiliario y equipo	$ 13,658,570	$ 13,577,237
Inmuebles destinados a oficinas	12,614,448	13,124,526
Gastos de instalacion	3,807,461	4,028,132
	30,080,479	30,729,895
Menos- Depreciacion y amortizacion acumulada	(15,085,620)	(14,584,364)
	$ 14,994,859	$ 16,145,531

15. INVERSIONES PERMANENTES EN ACCIONES

Las inversiones en subsidiarias no consolidadas, as como en compan as asociadas, se valuaron con base en el metodo de participacion y se detallan a continuacion:

Participacion	Entidad	2002	2001
75.01%	Seguros Bancomer, S.A.	$ 720,999	$ 767,924
0.80%	Siefore Bancomer Real, S.A. de C.V.	555,767	693,268
99.99%	Pensiones Bancomer, S.A. de C.V.	507,205	325,576
11.81%	Servicio Panamericano de Proteccion, S.A. de C.V.	306,335	328,392
Varios	Sociedades de Inversion	133,666	184,439
55.00%	Grupo Constructora RAM, S.A. de C.V.	125,716	119,782
49.80%	Onexa, S.A. de C.V.	71,642	333,693
66.91%	Grupo Canada, S.A. de C.V.	-	98,984
Varios	Otras	714,161	646,001
	Total	$ 3,135,491	$ 3,498,059

La inversion en acciones de compan as asociadas al 31 de diciembre de 2002 y 2001, se determino, en algunos casos, con base en informacion financiera no auditada, la cual se ajusta, en caso de haber diferencias, una vez que se dispone de ella.

16. IMPUESTOS DIFERIDOS, NETO

El Grupo Financiero ha reconocido impuestos diferidos derivados de perdidas fiscales y de las partidas temporales de conciliacion entre la utilidad contable y fiscal por un importe de $23,995,241 y $26,425,194 en 2002 y 2001, respectivamente, por los siguientes conceptos:

	2002			2001		
	Diferencias Tempora-les Base	Diferidos		Diferencias Tempora-les Base	Diferidos	
Concepto		I.S.R.	P.T.U.		I.S.R.	P.T.U.
Diferencias temporales activas:						
Estimacion preventiva para riesgos crediticios (no deducida)	$ 32,629,143	$ 11,420,200	$ 2,012,618	$ 38,826,008	$ 13,589,103	$ 2,206,752
Pérdidas fiscales	32,276,264	11,275,479	-	31,716,486	11,100,770	-
Valuacion de inversiones a mercado	2,651,669	928,084	-	1,839,164	643,708	-
Bienes adjudicados ya deducidos	1,187,826	415,739	(25,562)	1,152,954	403,534	(223,412)
Otros activos	1,243,761	431,414	-	1,344,370	470,530	-
Pérdida en venta de acciones	949,943	332,481	-	2,679,943	937,980	-
Deudores y acreedores	79,160	27,706	-	258,721	90,552	-
Reserva de adjudicados	75,457	26,410	-	-	-	-
Reserva de integracion	-	-	-	448,601	157,010	-
Total activo	71,093,223	24,857,513	1,987,056	78,266,247	27,393,187	1,983,340
Diferencias temporales pasivas:						
Activo fijo	3,647,409	1,275,112	-	4,238,145	1,483,351	-
Otros pasivos	883,423	290,683	4,029	492,787	172,476	4,254
Total pasivo	4,530,832	1,565,795	4,029	4,730,932	1,655,827	4,254
Ajuste por baja de tasa	-	(1,279,504)	-	-	(1,291,252)	-
Activo neto acumulado	$ 66,562,391	$ 22,012,214	$ 1,983,027	$ 73,535,315	$ 24,446,108	$ 1,979,086

Con base en proyecciones de la Administracion, el saldo de impuestos diferidos proveniente de perdidas fiscales y de estimacion preventiva para riesgos crediticios se recuperara antes del vencimiento de las mismas, a partir de 2002 y hasta 2006.

Como se explica en la Nota 23, a partir del 1° de enero de 2002 entro en vigor la nueva Ley del Impuesto sobre la Renta (ISR), la cual establece, entre otras modificaciones, la reduccion gradual de la tasa del ISR al 32%. La Administracion, de acuerdo con lo establecido en el Bolet n D-4 "Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y de la Participacion de los Trabajadores en la Utilidad" de PCGA, y con base en las proyecciones elaboradas de recuperacion de los impuestos diferidos, ajusto el saldo de los impuestos diferidos en funcion a las tasas esperadas que estaran vigentes al momento de su recuperacion. El efecto de este ajuste ascendio a $1,279,504 de los cuales se reconocieron en los resultados del ejercicio $56,504 y $1,223,000 (valor nominal) en 2002 y 2001, respectivamente, dentro del rubro "Impuesto sobre la renta y participacion de los trabajadores en la utilidad, diferidos".

17. CREDITO MERCANTIL

Al 31 de diciembre de 2002 y 2001, el credito mercantil se integra como sigue:

	2002			2001		
Concepto	**Credito mercantil**	**Amortiza-cion de credito mercantil**	**Credito mercantil neto**	**Credito mercantil**	**Amortiza-cion de credito mercantil**	**Credito mercantil neto**
Banca Promex	$ 2,856,487	$ 333,256	$ 2,523,231	$ 2,856,487	$ 190,432	$ 2,666,055
Afore Bancomer	1,812,944	188,848	1,624,096	1,812,944	98,201	1,714,743
Seguro Bancomer	655,722	71,660	584,062	655,722	38,875	616,847
Pensiones Bancomer	147,547	15,370	132,177	147,547	7,992	139,555
Otras	69,989	16,039	53,950	69,989	12,537	57,452
	$ 5,542,689	$ 625,173	$ 4,917,516	$ 5,542,689	$ 348,037	$ 5,194,652

18. CAPTACION

Coeficiente de liquidez- El "Regimen de inversion para las operaciones en moneda extranjera y condicion a satisfacer en el plazo de las operaciones en dicha moneda" disenado por Banco de Mexico para las instituciones de credito, establece la mecanica para la determinacion del coeficiente de liquidez sobre los pasivos denominados en moneda extranjera.

De acuerdo con el citado regimen, durante 2002 y 2001, BBVA Bancomer genero un requerimiento de liquidez de 1,191,043 y 1,165,835 miles de dolares americanos, respectivamente, y mantuvo una inversion en activos l quidos por 1,955,819 y 1,395,847 miles de dolares americanos, teniendo un exceso de 764,776 y 230,012, en la misma moneda, respectivamente.

El 29 de agosto de 2002, entro en vigor la Circular-Telefax de Banco de Mexico 30/2002, que resolvio dar por terminados los depositos de regulacion monetaria que se ten an constituidos en Banco de Mexico de conformidad con las disposiciones vigentes a esa fecha, que tienen por objeto regular los excedentes de li-quidez previstos para el mercado de dinero. Asimismo, resolvio constituir un nuevo deposito de regulacion monetaria de todas las instituciones de credito por $150,000,000 cuya duracion es indefinida y los intereses seran pagaderos cada 28 d as y comenzaran a devengarse a partir del 26 de septiembre, fecha del primer deposito. Al 31 de diciembre de 2002 y 2001, los depositos por regulacion monetaria de BBVA Bancomer ascienden a $36,092,588 y $21,891,951, respectivamente, y se incluyen en el saldo de "Banco de Mexico" dentro del rubro de "Disponibilidades".

Captación tradicional- Los pasivos provenientes de la captacion tradicional se integran de la siguiente manera:

	2002	2001
Depositos de exigibilidad inmediata-		
Depositos a la vista	$ 149,965,248	$ 139,420,799
Depositos de ahorro	135,006	143,355
Depositos a plazo-		
Depositos a plazo	11,768,148	24,939,160
Pagares con rendimiento liquidable al vencimiento	154,273,724	176,195,399
Bonos bancarios	-	530,695
Total	$ 316,142,126	$ 341,229,408

19. PRESTAMOS INTERBANCARIOS Y DE OTROS ORGANISMOS

Los prestamos recibidos de otras instituciones crediticias al 31 de diciembre de 2002 y 2001 son como sigue:

Concepto	Moneda Nacional 2002	Moneda Nacional 2001	Dolares Americanos Valorizados 2002	Dolares Americanos Valorizados 2001	Total 2002	Total 2001
Bancos	$ 18,938,184	$ 13,579,195	$ 13,440,961	$ 16,026,718	$ 32,379,145	$ 29,605,913
Préstamos de otros organismos	7,762,280	9,555,473	1,107,478	1,593,788	8,869,758	11,149,261
Total	$ 26,700,464	$ 23,134,668	$ 14,548,439	$ 17,620,506	$ 41,248,903	$ 40,755,174

Los prestamos interbancarios y de otros organismos en moneda extranjera contratados por el Grupo Financiero, estan pactados a plazos de 2 d as a 25 anos y a tasas que fluctuan entre el 0.81% y el 8.3% anual. Dichos prestamos se encuentran contratados con mas de 50 instituciones financieras extranjeras, sin existir alguna concentracion significativa en alguna de ellas.

20. OBLIGACIONES DE CARACTER LABORAL

El Grupo Financiero tiene un pasivo por obligaciones laborales que se deriva del plan de pensiones, que cubrira una pension a la fecha de jubilacion y la prima de antiguedad al momento del retiro. El monto del pasivo laboral es determinado con base en calculos actuariales efectuados por actuarios independientes, bajo el metodo de credito unitario proyectado y con apego a la metodolog a del Bolet n D-3 de PCGA. El monto del citado pasivo se encuentra invertido en los activos del plan, los cuales se administran a traves de un fideicomiso irrevocable.

Al 31 de diciembre de 2002, el monto del pasivo correspondiente al personal del Grupo Financiero es por:

Obligaciones por beneficios actuales	$	4,355,032
Activos del plan		(4,054,023)
Exceso de activos del plan en prima de antiguedad		966
Pasivo neto actual relativo a pensiones del personal	$	301,975

Al 31 de diciembre de 2002, el costo neto del per odo se integra como sigue:

Costo laboral	$	144,567
Costo financiero		301,040
Amortizacion de servicios anteriores y modificaciones al plan		17,192
Amortizacion del pasivo de transicion		1,508
Amortizacion de variaciones en supuestos y ajustes por experiencia		(36)
Menos- Rendimiento de los activos del fondo		(225,641)
Costo neto del per odo	$	238,630
Reduccion y extincion de obligaciones	$	(163,084)

Las tasas reales utilizadas en las proyecciones actuariales se muestran a continuacion:

Tasa de rendimiento de los activos del plan	5.5%
Tasa de descuento	5.5%
Tasa de incremento de sueldo	1.5%
Tasa de incremento en servicios medicos	2.0%

La informacion sobre obligaciones por beneficios proyectados y adquiridos se presentan a continuacion:

Obligaciones por beneficios proyectados	$	4,790,494
Activos del plan		(4,054,023)
Partidas pendientes de amortizar:		
Variaciones en supuestos y ajustes por experiencia		(406,829)
Servicios anteriores y modificaciones al plan		(319,264)
Pasivo de transicion		(10,593)
Activo neto proyectado	$	(215)
Obligaciones por beneficios adquiridos	$	2,616,789

Las indemnizaciones ordinarias se aplican a los resultados cuando se conocen.

Adicionalmente BBVA Bancomer tiene establecido un plan de pensiones denominado "Contribucion definida" al cual se realizan aportaciones definidas en porcentaje de la nomina a partir del 1° de marzo de 2001. Este plan en el largo plazo sustituira al de beneficio definido que genera el pasivo anterior y actualmente 11,600 empleados ya se encuentran cubiertos bajo este plan. Ademas de la pension mensual de jubilacion de beneficio definido, se otorgaran beneficios en caso de retiro antes de la jubilacion, fallecimiento o invalidez total y permanente, por medio de aportaciones definidas a un fondo individual del trabajador. Al 31 de diciembre de 2002, los activos de este plan y sus obligaciones ascienden a $478,305.

A partir del 1° de enero de 2002, BBVA Bancomer incorporo las obligaciones laborales posteriores al retiro de los empleados de origen Bancomer, al calculo actuarial que determina la reserva para este concepto. Hasta 2001 esta reserva cubr a exclusivamente a los empleados de origen Banco Bilbao Vizcaya – Mexico, ya que en ese momento no era posible determinar las obligaciones correspondientes a los empleados de origen Bancomer. El efecto tanto en el balance general como en el estado de resultados de esta incorporacion es como sigue:

Obligacion acumulada por beneficios posteriores al retiro	$	1,942,035
Activos del plan		(181,912)
Partidas pendientes de amortizar:		
Pasivo de transicion		(1,758,015)
Variaciones en supuestos ajustes por experiencia		(2,108)
Pasivo neto proyectado	$	-
Pagos del ano	$	(52,000)

Al 31 de diciembre de 2002, el costo neto del per odo se integra como sigue:

Costo laboral	$	41,015
Costo financiero		100,369
Amortizacion del pasivo de transicion		92,527
Costo neto del per odo	$	233,911

21. OBLIGACIONES SUBORDINADAS EN CIRCULACION

Concepto		2002		2001
Obligaciones subordinadas-				
Obligaciones subordinadas Bancomer 98 a TIIE, pagaderos cada 28 d as y con vencimiento el 28 de septiembre de 2006.	$	2,500,000	$	2,639,518
Obligaciones subordinadas por USD 100 millones, emitidas en diciembre de 1995, a tasa de interes LIBOR a plazo de 3 meses mas 4 puntos porcentuales, pagaderos trimestralmente y que se amortizaran a su vencimiento el 21 de junio de 2004.		1,043,930		968,122
Obligaciones subordinadas por USD 125 millones, emitidas en marzo de 1996, a tasa de interes flotante con un margen de 4 puntos sobre la tasa LIBOR, a plazo de 3 meses, pagaderos trimestralmente y que se amortizaran a su fecha de vencimiento el 29 de marzo de 2004.		271,679		1,210,152
Obligaciones subordinadas por USD 10 millones, emitidas el 24 de mayo de 1996, a tasa de interes flotante con un margen sobre la tasa LIBOR, a plazo de 3 meses mas 3.50 puntos porcentuales, pagaderos trimestralmente a partir de la fecha de emision y que se amortizaran a su vencimiento el 28 de mayo de 2004.		104,393		96,812

Concepto	2002	2001
Obligaciones subordinadas por USD 115 millones, emitidas el 15 de mayo de 1996, a tasa de interes flotante con un margen sobre la tasa LIBOR, a plazo de 3 meses mas 3.50 puntos porcentuales, pagaderos trimestralmente a partir de la fecha de emision y que se amortizaran a su vencimiento el 15 de mayo de 2004.	1,200,520	1,113,341
Obligaciones subordinadas PROMEX 93, a tasa de interes de CEDES, CETES o TIIE, la mayor mas 2.00 a 3.50 puntos porcentuales, pagaderos cada 28 d as y con vencimiento el 10 de enero de 2002.	-	65,988
Obligaciones subordinadas PROMEX 95-1, a tasa de interes de CEDES, CETES, o TIIE, la mayor mas 1.50 a 2.50 puntos porcentuales, pagaderos cada 28 d as y con vencimiento el 10 de abril de 2003.	50,000	105,581
Obligaciones subordinadas PROMEX 95-2, a tasa de interes de CEDES, CETES o TIIE, la mayor mas 1.50 a 2.50 puntos porcentuales, pagaderos cada 28 d as y con vencimiento el 18 de septiembre de 2003.	50,000	105,581
Intereses devengados no pagados.	12,991	16,309
	5,233,513	6,321,404
Obligaciones de conversion voluntaria a capital-		
Obligaciones subordinadas por USD 30 millones, emitidas el 20 de diciembre de 1996, a tasa de interes flotante con un margen sobre la tasa LIBOR, a plazo de 6 meses mas 1.00 punto porcentual, pagaderos semestralmente a partir de la fecha de emision, con vencimiento el 20 de diciembre de 2006.	-	290,437
Obligaciones subordinadas por 408,700,000 UDIS, a una tasa del 8.75% anual dividida entre 360 d as y multiplicado el resultado as obtenido, por el numero de d as de que consta cada per odo, finalmente multiplicado dicho resultado por el valor de la UDI de la fecha de pago de intereses, convertibles a su valor en pesos, con vencimiento el 29 de marzo de 2002.	-	1,318,375
Total	$ 5,233,513	$ 7,930,216

Los gastos relativos a estas emisiones son amortizados en l nea recta durante el termino de la emision.

22. TRANSACCIONES Y SALDOS CON COMPANIAS SUBSIDIARIAS Y ASOCIADAS

Los saldos y transacciones con compan as subsidiarias no consolidadas y asociadas no fueron significativos y se derivaron de operaciones propias de su actividad.

23. ENTORNO FISCAL

Régimen de impuesto sobre la renta y al activo- El Grupo Financiero y sus subsidiarias estan sujetas al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflacion, tales como depreciacion calculada sobre valores en pesos constantes, y se acumula o deduce el efecto de la inflacion sobre ciertos activos y pasivos monetarios a traves del ajuste anual por inflacion.

Con base en la reforma de la Ley del Impuesto sobre la Renta vigente a partir del 1º de enero de 2002, la tasa corporativa es del 32%, existiendo un regimen transitorio donde se establece que la tasa aplicable disminuira gradualmente, para el ano 2002 sera del 35%, 2003 del 34%, 2004 del 33% y 2005 del 32%.

Por otra parte, el IMPAC se causa a razon del 1.8% del promedio de los activos fijos, gastos y cargos diferidos, disminuido por el promedio de las deudas utilizadas para la adquisicion de dichos activos, y se paga unicamente por el monto en que exceda al ISR del ano. Cualquier pago que se efectue es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes. Para el ano 2002, el Grupo Financiero y sus subsidiarias causaron $104,881 de impuesto.

Conciliación del resultado contable y fiscal- Las principales partidas que afectaron la determinacion del resultado fiscal del Grupo Financiero y sus subsidiarias fueron el ajuste anual por inflacion, la perdida fiscal en venta de acciones, la aplicacion de quebrantos diversos y la deduccion de la reserva preventiva global, los cuales tienen tratamiento diferente para efectos contables y fiscales.

Pérdidas fiscales por amortizar e IMPAC por recuperar- Como se indica en la Nota 16, el Grupo Financiero reconocio al 31 de diciembre de 2002 impuestos diferidos provenientes de perdidas fiscales por amortizar por un monto de $11,275,479, cuya base y fechas de expiracion se presentan a continuacion:

Ano	Importe actualizado de la perdida	Fecha de expiracion
1992	$ 4,796	2002
1993	423,999	2003
1994	311,997	2004
1995	44,305	2005
1996	3,088,086	2006
1997	8,398,855	2007
1998	5,891,244	2008
1999	2,123,389	2009
2000	4,522,391	2010
2001	5,581,252	2011
2002	1,885,950	2012
	$ 32,276,264	

Por otro lado, se tiene IMPAC por recuperar al 31 de diciembre de 2002 por un importe de $325,935 cuya fecha de expiracion se encuentra entre los anos 2009 y 2012.

Participación de los trabajadores en la utilidad- La participacion de los trabajadores en la utilidad se determina sobre la base gravable de acuerdo a las disposiciones de la Ley del Impuesto sobre la Renta, excepto principalmente por la exclusion de los efectos del ajuste anual por inflacion, asimismo, la depreciacion y amortizacion es considerada sobre costos historicos y no sobre bases actualizadas.

Impuesto al valor agregado- De conformidad con las modificaciones aplicables al impuesto al valor agregado, para el ano de 2002 dicho impuesto se determina con base en flujo de efectivo.

24. CAPITAL CONTABLE

Capital social- El capital social del Grupo Financiero al 31 de diciembre de 2002 y 2001 se integra como sigue:

	Número de acciones con valor nominal de $0.11					
	2 0 0 2			2 0 0 1		
	Capital Social	Acciones Emitidas (No Suscritas)	Capital Pagado	Capital Social	Acciones Emitidas (No Suscritas)	Capital Pagado
Serie "O"	9,400,000,000	(175,386,178)	9,224,613,822	9,400,000,000	(344,168,049)	9,055,831,951
Conversion de obligaciones subordinadas	-	51,993,000	51,993,000	-	168,781,871	168,781,871
Total	9,400,000,000	(123,393,178)	9,276,606,822	9,400,000,000	(175,386,178)	9,224,613,822
Conversion de Serie "O" a Series "B" y "F"	(9,400,000,000)	123,393,178	(9,276,606,822)	-	-	-
Conversion para "B"	4,605,999,999	(60,462,657)	4,545,537,342	-	-	-
Conversion para "F"	4,794,000,001	(62,930,521)	4,731,069,480	-	-	-
Total	9,400,000,000	(123,393,178)	9,276,606,822	9,400,000,000	(175,386,178)	9,224,613,822

	Importes historicos					
	2 0 0 2			2 0 0 1		
	Capital Social	Acciones Emitidas (No Suscritas)	Capital Pagado	Capital Social	Acciones Emitidas (No Suscritas)	Capital Pagado
Serie "O"	$ 1,034,000	$ (19,292)	$ 1,014,708	$ 1,034,000	$ (37,858)	$ 996,142
Conversion de obligaciones subordinadas	-	5,719	-	-	18,566	18,566
	1,034,000	(13,573)	1,020,427	1,034,000	(19,292)	1,014,708
Conversion de Serie "O" a Series "B" y "F"	(1,034,000)	13,573	(1,020,427)	-	-	-
Conversion para "B"	506,660	(6,651)	500,009	-	-	-
Conversion para "F"	527,340	(6,922)	520,418	-	-	-
	$ 1,034,000	$ (13,573)	1,020,427	$ 1,034,000	$ (19,292)	1,014,708
Actualizacion a pesos de diciembre de 2002			1,851,823			1,851,622
			$ 2,872,250			$ 2,866,330

Obligaciones subordinadas de conversión voluntaria- En Asamblea General Extraordinaria de Accionistas celebrada el 24 de abril de 2002, se aprobo llevar a cabo la conversion anticipada de las obligaciones subordinadas por 30 millones de dolares americanos, emitidas el 20 de diciembre de 1996, lo que significo para el Grupo Financiero un aumento de 51,993,000 acciones de la serie "O". Esta conversion genero un incremento en el capital social y en la prima en venta de acciones de $5,719 (valor nominal) y $289,840, respectivamente.

Conversión de Grupo Financiero BBVA Bancomer, S.A. de C.V. en Sociedad Controladora Filial-
El 28 de junio de 2002 el Grupo Financiero se convirtio en sociedad controladora filial, como consecuencia de que BBVA International Investment Corporation (subsidiaria de Banco Bilbao Vizcaya Argentaria) incremento su participacion al 51% de las acciones representativas de su capital social. Dicha conversion fue autorizada por la SHCP.

Conversión de acciones Serie "O" en acciones Serie "F" y "B"- Derivado de la conversion a sociedad controladora filial, durante el mes de julio se realizo el intercambio de las acciones Serie "O" por acciones Serie "F" y "B", dicha conversion no afecta los derechos corporativos de los accionistas.

El capital social del Grupo Financiero al 31 de diciembre de 2002 asciende a $1,034,000 (valor nominal) y esta representado por 9,400,000,000 acciones nominativas Serie "F" y "B" con valor nominal de $0.11 cada una, de las cuales 9,276,606,822 acciones se encuentran ntegramente suscritas y pagadas, correspondiendo 4,171,045,738 acciones al capital fijo y 5,105,561,084 acciones a la parte variable. Se mantienen en la teso-rer a del Grupo Financiero 123,393,178 aciones.

Las acciones Serie "F", representaran cuando menos el 51% del capital del Grupo Financiero, y solo podran ser adquiridas directa o indirectamente por una Institucion Financiera del Exterior y enajenadas previa autorizacion de la SHCP, observando las disposiciones contenidas en la Ley para Regular las Agrupaciones Financieras.

Las acciones Serie "B", que podran representar hasta el 49% del capital del Grupo Financiero, seran de libre suscripcion y se regiran por las disposiciones contenidas en la Ley para Regular las Agrupaciones Financieras para esta serie de acciones.

Restricciones a las utilidades- A partir de 2002, el impuesto retenible sobre dividendos fue eliminado. En caso de repartir utilidades que no hubieran causado el impuesto aplicable al Grupo Financiero, este tendra que pagarse al distribuir el dividendo. Por lo anterior, el Grupo Financiero debe llevar cuenta de las utilidades sujetas a cada tasa.

Las reducciones de capital causaran impuestos sobre el excedente del monto repartido contra su valor fiscal, determinado de acuerdo a lo establecido por la Ley del Impuesto sobre la Renta.

La utilidad neta del Grupo Financiero esta sujeta a la disposicion legal que requiere que el 5% de las utilidades de cada ejercicio, sin considerar la participacion en sus subsidiarias, sea traspasada a la reserva legal, hasta que esta sea igual al 20% del capital. Esta reserva no es susceptible de distribuirse a los accionistas durante la existencia del Grupo Financiero, excepto en la forma de dividendos en acciones.

Emisión de notas de capital- El 9 de febrero de 2001, BBVA Bancomer emitio instrumentos de capitalizacion bancaria (notas de capital) por 500 millones de dolares americanos en oferta global. Dichas notas de capital pagan rendimientos del 10.5% anual y tienen un plazo de 10 anos. BBVA Bancomer se reserva el derecho a redimir las notas de capital de manera anticipada a partir del quinto ano de su emision.

Esta emision fue listada en la bolsa de valores de Luxemburgo y ofrecida en oferta global bajo la regla 144-A del acta de valores de 1933 de los Estados Unidos de Norteamerica (E.U.) a inversionistas institucionales calificados en los E.U. y bajo la regulacion "S" del acta antes citada a inversionistas no estadounidenses fuera de E.U.

Estas notas estan contempladas en las reglas de capitalizacion emitidas por la SHCP y contribuyen significativamente a reforzar la base de capitalizacion de BBVA Bancomer.

De acuerdo con lo que establece el prospecto de colocacion de estas notas de capital, el pago de los rendimientos puede suspenderse en el caso de que el ndice de capitalizacion de BBVA Bancomer este por debajo del m nimo requerido por las autoridades o por alguna disposicion regulatoria.

Indice de capitalización- El 22 de septiembre de 1999, la SHCP emitio nuevas reglas de capitalizacion para instituciones financieras, las cuales entraron en vigor gradualmente a partir del 1° de enero de 2000 y seran completamente aplicadas a partir del 1° de enero de 2003. Estas nuevas reglas de capitalizacion establecen requerimientos con respecto a niveles espec ficos de capital neto, como un porcentaje de los activos de riesgo, tanto de mercado como de credito; sin embargo, a efecto de calcular el capital neto, a partir de 2000 los impuestos diferidos disminuiran gradualmente hasta representar un maximo del 20% del capital basico en el ano 2003.

El ndice de capitalizacion combinado de las instituciones de credito al 31 de diciembre de 2002 ascendio a 15.69% de riesgo total (mercado y credito) y 20.32% de riesgo de credito, que son 7.69 y 12.32 puntos superiores a los m nimos requeridos.

Al aplicar las reglas de capitalizacion vigentes a partir de 2003, el ndice estimado de capitalizacion combinado de las instituciones de credito al 31 de diciembre de 2002 ser a 13.07% de riesgo total (mercado y credito), que es 5.07 puntos superior al m nimo requerido.

El monto del capital neto, dividido en capital basico y complementario, se desglosa a continuacion:

Capital básico:

Concepto	Importe
Capital contable	$ 44,891,212
Instrumentos de capitalizacion	3,628,060
Deducciones de inversiones en acciones de entidades financieras	(3,972,532)
Deducciones de inversiones en acciones de entidades no financieras	(1,192,370)
Deducciones de impuestos diferidos	(8,559,278)
Gastos de organizacion, otros intangibles	(2,207,500)
Otros activos	(3,396)
Total	$ 32,584,196

Capital complementario:

Concepto	Importe
Obligaciones e instrumentos de capitalizacion	$ 4,659,799
Estimaciones preventivas para riesgos crediticios	2,003,528
Total	$ 6,663,327

Las principales caracter sticas de las obligaciones se muestran a continuacion:

Concepto	Importe Valorizado	Fecha de Vencimiento	Porcentaje de Computo	Promedio Ponderado
No Convertible- computables en el capital complementario:				
BANCOMER-98	$ 2,500,000	28/09/06	80%	$ 2,000,000
BANCOMER USD	1,043,930	21/06/04	40%	417,572
BANCOMER USD	271,679	29/03/04	40%	108,672
BANCOMER USD	104,393	28/05/04	40%	41,757
BANCOMER USD	1,200,520	15/05/04	40%	480,208
PROMEX 95-1	50,000	10/04/03	20%	10,000
PROMEX 95-2	50,000	18/09/03	20%	10,000
Instrumentos de capitalizacion computables	5,219,650	16/02/11	30%	1,591,590
	$ 10,440,172			
				$ 4,659,799

Los activos en riesgo se desglosan a continuacion:

Activos sujetos a riesgo de mercado:

Concepto	Posiciones Ponderadas por Riesgo	Requerimiento de Capital
Operaciones en moneda nacional, con tasa de interes nominal	$ 34,410,799	$ 2,752,864
Operaciones en UDIS o en moneda nacional de interes real	2,138,358	171,069
Operaciones en moneda extranjera o indizadas a tipos de cambio con tasa de interes	8,286,031	662,883
Operaciones en UDIS o en moneda nacional con rendimiento referido al INPC	92,269	7,382
Operaciones en moneda extranjera o indizadas a tipos de cambio	99,481	7,959
Operaciones con acciones o con rendimiento referido al precio de una accion, grupo de acciones o ndice accionario	12,034,405	962,752
Total riesgo de mercado	$ 57,061,343	$ 4,564,909

Activos sujetos a riesgo de crédito:

Concepto	Activos Ponderados por Riesgo	Requerimiento de Capital
Grupo II (ponderados al 20%)	$ 17,672,112	$ 1,413,769
Grupo III (ponderados al 100%)	175,444,574	14,035,566
Total riesgo de credito	$ 193,116,686	$ 15,449,335

25. POSICION EN MONEDA EXTRANJERA

Al 31 de diciembre de 2002 y 2001, se tienen activos y pasivos en moneda extranjera, principalmente en dolares americanos, convertidos al tipo de cambio emitido por Banco de Mexico de $10.4393 y $9.1695 por dolar americano, respectivamente, como sigue:

	Miles de Dolares Americanos	
	2002	2001
Activos	18,619,819	27,097,009
Pasivos	(18,647,766)	(26,959,195)
Posicion (pasiva) activa, neta en dolares americanos	(27,947)	137,814
Posicion (pasiva) activa, neta en moneda nacional	$ (291,747)	$ 1,263,685

Al 31 de enero de 2003, la posicion en moneda extranjera, no auditada, es similar a la del cierre del ejercicio y la equivalencia a esta misma fecha es de $10.9069 por dolar americano.

26. POSICION EN UDIS

Al 31 de diciembre de 2002 y 2001, se tienen activos y pasivos denominados en UDIS convertidos a moneda nacional considerando su equivalencia vigente de $3.225778 y $3.055273 por UDI, respectivamente, como sigue:

	Miles de UDIS	
	2002	2001
Activos	5,318,032	5,374,296
Pasivos	(2,087,160)	(2,109,598)
Posicion activa, neta en UDIS	3,230,872	3,264,698
Posicion activa, neta en miles de pesos	$ 10,422,076	$ 9,974,544

La posicion activa al 31 de diciembre de 2002, esta representada principalmente por posiciones de UDIBONOS.

Al 31 de enero de 2003, la posicion en UDIS, no auditada, es similar a la del cierre del ejercicio y la equivalencia a esa misma fecha es de $3.238507 por UDI.

27. UTILIDAD NETA POR ACCION

La utilidad neta por accion es el resultado de la division de la utilidad neta entre el promedio ponderado de las acciones en circulacion del Grupo Financiero.

La utilidad por accion diluida considera un ajuste a la utilidad neta y al monto de acciones en circulacion, considerando el efecto que tendran las capitalizaciones futuras de las obligaciones subordinadas de conversion obligatoria.

La utilidad neta se ajusta adicionalmente por el costo integral de financiamiento (intereses pagados menos la ganancia monetaria) de las obligaciones. Esta utilidad as ajustada se divide entre el promedio ponderado de la acciones en circulacion, incluyendo las correspondientes a las capitalizaciones futuras de las obligaciones en circulacion.

A continuacion se muestran los resultados anteriores al 31 de diciembre de 2002 y 2001, as como los efectos en la utilidad en operaciones continuas y discontinuadas:

	2002			2001
Concepto	**Utilidad**	**Numero de Acciones**	**Utilidad por Accion**	**Utilidad por Accion**
Utilidad por operaciones continuas atribuibles al capital pagado	$ 6,661,067	9,259,275,822	$ 0.71939	$ 0.72146
Operaciones discontinuadas	-	-	-	(0.01817)
Utilidad neta por accion	$ 6,661,067	9,259,275,822	$ 0.71939	$ 0.70329
Utilidad por accion diluida	$ 6,661,067	9,259,275,822	$ 0.71939	$ 0.69976

28. MECANISMO PREVENTIVO Y DE PROTECCION AL AHORRO

Durante diciembre de 1998, el Congreso de la Union aprobo una iniciativa de Ley mediante la cual se acuerda la extincion del FOBAPROA en forma gradual a partir del 1° de enero de 1999 y hasta junio de 1999, as como la creacion del Instituto para la Proteccion al Ahorro Bancario (IPAB), quien asumira los activos del FOBAPROA as como las obligaciones asumidas por este como resultado de los saneamientos bancarios.

Durante 2002 y 2001, el monto de las aportaciones al IPAB a cargo de BBVA Bancomer, ascendieron a $1,376,844 y $1,463,260, respectivamente.

Asimismo, la citada Ley establece un per odo de seis meses para realizar una auditor a al FOBAPROA y, con base en los resultados de esta, se devuelvan a las instituciones algunos de los creditos originalmente vendidos sin que esto implique la reduccion de los pagares ya formalizados, ya que en este caso se sustituira la cartera por creditos aprobados por el IPAB. Adicionalmente, el IPAB otorgara en su caso una garant a que cubra los derechos de cobro mencionados, en las condiciones y terminos que quedaron establecidos en las Reglas Generales que para estos efectos fueron publicadas.

A la *fecha*, BBVA Bancomer ha cumplido con todos los requisitos establecidos por el IPAB para la adhesión al nuevo esquema y está en espera de que éstos sean ratificados por las autoridades correspondientes.

29. INFORMACION POR SEGMENTOS

El Grupo participa en diversas actividades del sistema financiero, tales como operaciones crediticias, intermediación en el mercado de valores, transferencia de fondos del extranjero, distribución y administración de sociedades de inversión, administración de fondos para el retiro, entre otras.

Con el objeto de analizar la información financiera por segmentos, a continuación se presentan los ingresos obtenidos durante 2002 (en millones de pesos):

		Ingresos totales de la operación						
Concepto	Total	Banca Comercial	Banca Corporativa y Gobierno	Operaciones de Tesorería	Casa de Bolsa y Sociedades de Inversión	Administración de Fondos para el Retiro	Transferencia de Remesas del Extranjero	Otros Segmentos
Ingresos y gastos por intereses, neto	$ 18,417	$ 13,078	$ 3,986	$ 2,108	$ (21)	$ 28	$ 5	$ (767)
Resultado por posición monetaria	866	-	-	-	-	(16)	-	882
Margen financiero	19,283	13,078	3,986	2,108	(21)	12	5	115
Estimación preventiva para riesgos crediticios	(2,697)	(622)	-	-	-	-	-	(2,075)
Margen financiero ajustado por riesgos crediticios	16,586	12,456	3,986	2,108	(21)	12	5	(1,960)
Comisiones y tarifas, neto	12,137	6,361	1,965	(79)	723	2,341	567	259
Resultado por intermediación	1,074	232	28	852	141	-	73	(252)
Ingresos (egresos) totales de la operación	29,797	$ 19,049	$ 5,979	$ 2,881	$ 843	$ 2,353	$ 645	$ (1,953)
Gastos de administración y promoción	(18,520)							
Resultado de la operación	11,277							
Otros productos	1,060							
Otros gastos	(1,286)							
Resultado por posición monetaria	(854)							
Resultado antes de ISR y PTU	10,197							
ISR y PTU, causados	(596)							
ISR y PTU, *diferidos*	(2,515)							
Resultado antes de participación en subsidiarias y asociadas	7,086							
Participación en el resultado de subsidiarias y asociadas	(198)							
Resultado antes de interés minoritario	6,888							
Interés minoritario	(227)							
Resultado neto	$ 6,661							

Dentro de otros segmentos se incluyen los relativos a la gestión de la cartera asignada al área de recuperación, cartera hipotecaria de Fideicomisos Udis, así como los relativos al esquema de participación de flujos con el FOBAPROA.

Como resultado de la integracion de sistemas derivada de la reorganizacion del negocio bancario, durante 2002 el Grupo Financiero estuvo en condiciones de generar informacion por segmento de negocio mas detallada que la presentada en ejercicios anteriores. Por lo tanto, la informacion del 2002 no es comparable con la del ejercicio anterior.

30. ADMINISTRACION DE RIESGOS

Conforme a los requerimientos normativos de la Comision, relativos a la revelacion de las pol ticas y procedimientos establecidos por las instituciones de credito para la administracion integral de riesgos, a continuacion se presentan las medidas que para tal efecto ha implantado la Administracion, as como la informacion cuantitativa correspondiente:

El cumplimiento de las "Disposiciones Prudenciales en Materia de Administracion Integral de Riesgos" definida en la Circular 1423 emitida por la Comision, se lleva a cabo mediante el reconocimiento de preceptos fundamentales para la eficiente y eficaz administracion de los riesgos, evaluando los mismos en el entorno de los riesgos cuantificables (credito, mercado y liquidez) y no cuantificables (operacionales y legales) y bajo la vision de que se satisfagan los procesos basicos de identificacion, medicion, monitoreo, limitacion, control y divulgacion. Asimismo, las entidades reguladoras de las instituciones de seguros, pensiones y la administradora de fondos para el retiro, han emitido disposiciones al respecto. A manera de resumen, a continuacion se resumen las actividades llevadas a cabo por BBVA Bancomer, principal subsidiaria:

- *Participación de los órganos sociales:*

  Establecimiento de los objetivos de exposicion al riesgo y determinacion de l mites ligados a capital as como autorizacion de Manuales de Pol ticas y Procedimientos de Riesgo, por parte del Consejo de Administracion.

  Monitoreo de la posicion y observancia de los l mites de riesgo a que se encuentra expuesto BBVA Bancomer y vigilancia de apego a las resoluciones del Consejo de Administracion, por parte del Comite de Riesgos.

- *Políticas y procedimientos:*

  Manuales de riesgos bajo contenidos estandar, las cuales incluyen: estrategia, organizacion, marco operativo, marco tecnologico, marco metodologico y procesos normativos. Manual espec fico para riesgos legales, el cual contiene las metodolog as relacionadas.

  Responsabilidades de terceros definidas y delimitadas, programas de capacitacion en riesgos y divulgacion de normatividad.

- *Toma de decisiones tácticas:*

  Independencia de la Unidad de Administracion Integral de Riesgos.
  Participacion de la Unidad en Comites Operativos.
  Fijacion de procesos de monitoreo, con la emision de reportes diarios y mensuales.
  Estructura de l mites, en terminos de capital economico para cada unidad de negocio y por tipo de riesgo.
  Establecimiento del proceso de autorizacion para nuevos productos y/o servicios que impliquen riesgo para BBVA Bancomer por el Comite de Riesgos.

- *Herramientas y analíticos:*

  Medicion continua de riesgos de credito, mercado y liquidez bajo metodolog as y parametros consistentes.
  Indicadores de grados de diversificacion (correlaciones).
  Establecimiento de procesos periodicos de analisis de sensibilidad, pruebas bajo condiciones extremas, as como revision y calibracion de modelos.
  Establecimiento de metodolog as para el monitoreo y control de riesgos operacionales y legales de acuerdo a estandares internacionales.
  Integracion de los riesgos a traves de la definicion de requerimientos de capital para absorber los mismos.

- *Información:*

  Reportes periodicos para el Comite de Riesgos, el Consejo de Administracion, las unidades tomadoras de riesgo, Finanzas y la Alta Direccion.

- *Plataforma tecnológica:*

  Revision integral de todos los sistemas fuente y de calculo para las mediciones de riesgo, proyectos de mejora, calidad y suficiencia de datos y automatizacion.

- *Auditoría y contraloría:*

  Participacion de auditor a interna respecto al cumplimiento de la Circular 1423 e implantacion de planes de cumplimiento por tipo y area de riesgo.

  Realizacion de auditor as al cumplimiento de la Circular 1423 por una firma de expertos independientes concluyendo que los modelos, sistemas, metodolog as, supuestos, parametros y procedimientos de medicion de riesgos cumplen con su funcionalidad en atencion a las caracter sticas de las operaciones, instrumentos, portafolios y exposiciones de riesgo de BBVA Bancomer.

  BBVA Bancomer considera que a la fecha cumple cabalmente con las disposiciones de la Circular 1423, si bien se continua en proyectos de mejora en mediciones y limitaciones, automatizacion de procesos y refinamientos metodologicos.

Marco Metodológico-

El balance general de BBVA Bancomer se visualiza, para efectos de riesgo, de la siguiente manera:

- *Riesgo de mercado:*

  Portafolios de Operacion e Inversion.- Inversiones en valores para negociar y disponibles para la venta, reportos y operaciones con instrumentos financieros derivados.
  Balance estructural.- Resto de operaciones incluyendo valores conservados a vencimiento e instrumentos financieros derivados para administracion del riesgo estructural de tasas de interes.

- *Riesgo de crédito:*

  Empresas y corporativos.- Cartera de credito tradicional, incluyendo pequenas y medianas empresas, as como exposiciones por inversiones en emisiones como contrapartes en instrumentos financieros derivados.
  Consumo.- Tarjetas de credito, planes de financiamiento y cartera hipotecaria.

En cuanto al proceso para la medicion de riesgos de mercado y en relacion a los portafolios de operacion y de inversion, la medicion diaria del riesgo mercado se realiza mediante tecnicas estad sticas de Valor en Riesgo (VaR) como la medida central. A manera de ilustracion, el VaR consiste en:

a. Definir el grado de sensibilidad en la valuacion de las posiciones ante cambios en precios, tasas, tipos o ndices.

b. Estimar de forma razonable el cambio esperado para un horizonte de tiempo determinado de tales precios, tasas, tipos o ndices, considerando en ello el grado en que los mismos se pueden mover de forma conjunta.

c. Reevaluar el portafolio ante tales cambios esperados conjuntos y con ello determinar la perdida potencial maxima en terminos de valor.

En resumen, el VaR se ha fijado bajo la vision de que no se perdera en un d a de operaciones mas del monto calculado en el 99% de las veces. Como resultado de una administracion de riesgos mas conservadora el mencionado nivel de confianza ha sido incrementado ya que anteriormente era del 97.5%.

Por lo que respecta al riesgo estructural de mercado a tasas de interes, el balance se categoriza de acuerdo a las duraciones de cada rubro, con lo cual se lleva a cabo la valuacion del balance bajo condiciones actuales y se determina su sensibilidad a alzas o bajas en tasas. Asimismo, se calcula la sensibilidad del margen financiero ante cambios en las tasas de interes.

Para riesgo de liquidez del balance se han establecido mecanismos de seguimiento e informacion as como planes para caso de contingencia, los cuales fueron aprobados por el Comite de Riesgos, tanto para la administracion de liquidez de corto plazo de la Tesorer a, como para la administracion del riesgo de liquidez en el balance dentro de la Unidad de Administracion Integral de Riesgos.

En lo que compete a la medicion de los riesgos de credito, esta se fundamenta en la perdida esperada y la perdida no esperada. La primera es un indicador del valor actual por incumplimiento de pago relacionado con la cartera de credito en los proximos doce meses, mientras que la segunda, es un indicador de dispersion alrededor de la perdida esperada.

Información Cuantitativa-

– Portafolio de Operacion e Inversion:

Portafolio	VaR 1 d a (no auditado) 31 de diciembre de 2002	Promedio cuarto trimestre 2002
Tasa de interes	$ 86,186	$ 93,360
Renta variable	$ 1,181	$ 572
Tipo de cambio	$ 13,607	$ 13,237
Ponderado	$ 93,600	$ 101,376

31. CONTINGENCIAS

Al 31 de diciembre de 2002 y 2001, existen demandas en contra de BBVA Bancomer por juicios ordinarios civiles y mercantiles, sin embargo, en opinion de sus abogados, las reclamaciones presentadas se consideran improcedentes y en caso de fallos en contra, no afectar an significativamente su situacion financiera. Para tal efecto, BBVA Bancomer tiene registrada una reserva para asuntos contenciosos por $78,959.

32. COMPROMISOS CONTRAIDOS

a. La Agencia de BBVA Bancomer establecida en Londres, celebro una operacion de opcion de compra de UDIBONOS con el Mitsubishi Bank of Tokio (MBT) hasta por un monto equivalente a 1,220 millones de UDIS. De acuerdo con las condiciones pactadas por ambas partes, en caso de que el Gobierno Mexicano incumpla con el pago del principal o intereses y dicho incumplimiento exceda un per odo de 30 d as, o bien se declare una moratoria con respecto al pago citado, BBVA Bancomer asume el compromiso de recomprar los t tulos mencionados asumiendo consecuentemente el riesgo inherente a esta operacion.

b. En diciembre de 1996, BBVA Bancomer firmo con el IFC una "Carta Mandato", en donde el IFC otorga a BBVA Bancomer una l nea de credito hasta por 80 millones de dolares americanos, con el objeto de apoyar reestructuras financieras, inversiones en expansion y modernizacion de plantas, nuevos proyectos y capital de trabajo, asimismo, se debera utilizar de la cantidad mencionada anteriormente 10 millones de dolares americanos para apoyar a los estados de Oaxaca y Chiapas.

33. NUEVOS PRONUNCIAMIENTOS CONTABLES

En diciembre de 2001 el IMCP emitio el nuevo bolet n C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") cuyas disposiciones son obligatorias para los ejercicios que inicien a partir del 1 de enero de 2003, aunque se recomienda su aplicacion anticipada. El C-9 establece entre otros aspectos, mayor precision en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, as como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redencion de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emision.

Debido a que las practicas contables de la Comision establecen criterios espec ficos para la aplicacion del Bolet n que se sustituyo, no es posible determinar el impacto de la adopcion del nuevo Bolet n.

En enero de 2002, el IMCP emitio el nuevo Bolet n C-8 "Activos intangibles" ("C-8") con la misma vigencia y recomendacion senaladas para el Bolet n C-9. El C-8 sustituye el anterior Bolet n C-8 "Intangibles" y establece, entre otros, que los costos de desarrollo de un proyecto se deben capitalizar si cumplen con los criterios establecidos para su reconocimiento como activos; los costos preoperativos que se incurran a partir de la fecha en que se aplique este Bolet n, deben registrarse como un gasto del per odo. El saldo no amortizado de los costos preoperativos capitalizados conforme el Bolet n C-8 anterior, se amortizaran de acuerdo con lo establecido en dicho Bolet n. Para efectos de reducir en lo posible el residuo que constituye un "credito mercantil" en el caso de adquisiciones de negocios, se proporcionan conceptos de intangibles a identificar y cuantificar.

El Grupo Financiero estima que la adopcion de este principio contable no afectara en forma sustancial los estados financieros.

Por otro lado, de acuerdo con lo establecido en las disposiciones transitorias de la Circular 1488 de la Comision, a partir del 1 de enero de 2003 la cartera hipotecaria vencida se computa a los 90 d as naturales posteriores al vencimiento de la primera amortizacion no cubierta. Hasta 2002, este requerimiento se daba a los 150 d as naturales. El efecto de este cambio incrementar a la cartera hipotecaria vencida al 31 de diciembre de 2002 en $940,000 aproximadamente, y no tendr a ningun impacto en la determinacion de la estimacion preventiva para riesgos crediticios.

Grupo Financiero BBVA Bancomer, S.A. de C.V.'s Report on the Application of the Código de Mejores Prácticas Corporativas (the "Code of Corporate Governance Best Practices"), filed on June 30, 2003.

The Report addresses compliance of the issuer with the Code of Corporate Governance Best Practices, which is a set of recommendations issued by the Corporate Governance Best Practices Committee at the initiative of the *Consejo Coordinador Empresarial.* The recommendations are aimed at defining principles for the improvement of the working of the Board of Directors and the revelation of information to shareholders. The report is composed of two sections. The first section addresses the Board of Directors, specifically issues related to its functions, its structure, and certain specific functions of the Board of Directors such as evaluation and compensation, auditing, finance and planning. The second section addresses the shareholders meetings, specifically addressing issues related to the information received, agenda for meetings, and the communication with the Board of Directors.

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

APLICACION DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS, CON RELACION AL CONSEJO DE ADMINISTRACION Y A LA ASAMBLEA GENERAL DE ACCIONISTAS

I. CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DE LA EMISORA

CONSEJO DE ADMINISTRACION

i) Sobre las Funciones del Consejo de Administracion

Las principales funciones del consejo de administracion de la emisora son las siguientes:

1.- Administrar y representar a la sociedad, teniendo a su cargo la conduccion de los negocios sociales.
2.- Nombrar y remover consejeros delegados del propio consejo, as como al director general, funcionarios, agentes, empleados y auditores externos.
3.- Crear comites y comisiones que estime necesarios, senalandoles su estructura, jerarqu a y atribuciones, otorgandoles las facultades necesarias para que las ejerzan en los negocios y lugares que el propio consejo determine.
4.- Determinar el sentido en que deban ser emitidos los votos correspondientes a las acciones propiedad de la sociedad controladora.
5.- Convocar a las asambleas ordinarias y extraordinarias.
6.- Resolver sobre la adquisicion temporal de las acciones de la sociedad.

ii) Sobre la Estructura del Consejo de Administracion

El Consejo de Administracion estara integrado por 15 (quince) consejeros propietarios, de los cuales cuando menos el 25% deberan ser independientes. Por cada consejero propietario se designara a su respectivo suplente, en el entendido de que los consejeros suplentes de los consejeros independientes, deberan tener este mismo caracter.

Conforme a la Ley Bancaria, en el caso de las instituciones de banca multiple, cuando menos el 99% de los t tulos representativos del capital social sean propiedad de una sociedad controladora filial, esta podra determinar libremente el numero de consejeros, el cual en ninguno de los casos podra ser inferior a cinco.

En Asambleas Especiales y en la Asamblea General Ordinaria de Accionistas del Grupo, que tuvieron verificativo el 1 de abril de 2003, se acordo y ratifico respectivamente que el Consejo de Administracion quedara integrado como a continuacion se enlista:

CONSEJEROS PROPIETARIOS
SERIE F
Jose Fernando de Almansa y Moreno-Barreda (1)
Jose Ignacio Goirigolzarri Tellaeche
Francisco Gonzalez Rodr guez
Jaime Guardiola Romojaro (Vicepresidente)
Jose Ramon Guerediaga Mendiola(1)
Vitalino Manuel Nafr a Aznar
Antonio Ortega Parra (1)
Gonzalo Terreros Ceballos (1)

CONSEJEROS SUPLENTES
SERIE F
Sergio Ciklik Sneider (1)
Luis Robles Miaja
Raul Santoro de Mattos Almeida
Eduardo Arbizu Lostao
Manuel Francisco Arce Rincon (1)
Andres Aymes Blanchet
Alberto Sanchez Palazuelos (1)
Eduardo Sitt Cherem (1)
(1) Consejeros independientes

CONSEJEROS PROPIETARIOS
SERIE B
Alberto Bailleres Gonzalez
Juan Carlos Braniff Hierro (Vicepresidente)
Jose Fernando Calderon Ayala
Jose Antonio Fernandez Carbajal
Jose Guillermo Alfonso Garza Valdes
Ricardo Guajardo Touche (Presidente)
Max Michel Suberville

CONSEJEROS SUPLENTES
SERIE B
Arturo Manuel Fernandez Perez
Barbara Garza Laguera de Braniff
Jose Fernando Calderon Rojas
Eva Garza Laguera de Fernandez
Juan Carlos Garza Garza
Mariana Garza Laguera de Trevino
Maximino Jose Michel Gonzalez

Organos Intermedios que auxilian al Consejo de Administracion; cuya nueva integracion fue aprobada mediante acuerdo tomado en sesion del Consejo de Administracion, celebrada el 18 de junio de 2003.

En ejercicio de sus funciones, el consejo ha constituido los siguientes organos intermedios:

COMITE EJECUTIVO
Integrantes:
Ricardo Guajardo Touche
Vitalino Manuel Nafr a Aznar
Jaime Guardiola Romojaro
Juan Carlos Braniff Hierro
Jose Ramon Guerediaga Mendiola

Funciones:

- Resolver sobre asuntos extraordinarios y urgentes que competan al consejo de administracion, que no puedan ser conocidos por ese organo, por la necesidad inmediata de resolverlos, en la inteligencia de que la validez de estas resoluciones quedaran sujetas a condicion resolutoria, consistente en que el Consejo de Administracion las ratifique.
- Conocer de cualquier asunto que el Presidente o el Director General resuelvan presentar al Comite.
- Convocar a reuniones extraordinarias del Consejo de Administracion, y
- Resolver sobre cualquier asunto que expresamente le delegue el Consejo de Administracion.

COMITE DE CREDITO Y RIESGO DE MERCADO
Integrantes:
Ricardo Guajardo Touche
Jaime Guardiola Romojaro
Juan Carlos Braniff Hierro
Luis Robles Miaja
Andres Aymes Blanchet

Facultades:

- Aprobar operaciones de credito por montos superiores a 30 millones de dolares americanos.
- Aprobar las pol ticas y normas sobre administracion del riesgo crediticio y de mercado.
- Dar seguimiento a los riesgos de credito vigentes o vencidos.

COMITE DE TECNOLOGIA, REMUNERACIONES Y COMPENSACIONES DEL PERSONAL DIRECTIVO
Integrantes:
Vitalino Manuel Nafr a Aznar
Jose Antonio Fernandez Carbajal
Jose Ramon Guerediaga Mendiola (Suplente)
Eduardo Angel Elizondo Lozano (Suplente)
Antonio Ortega Parra

Funciones:

- Aprobar las remuneraciones ordinarias y extraordinarias del Presidente, Vicepresidente, Director General y las personas que le reporten directamente.
- Aprobar planes de desarrollo tecnologico.
- Aquellos que le delegue expresamente el Consejo de Administracion.

COMITE DE CUMPLIMIENTO NORMATIVO, AUDITORIA, CONTROL Y DISCIPLINA
Integrantes:
Jose Ramon Guerediaga Mendiola (Presidente)
Juan Carlos Braniff Hierro
Gonzalo Terreros Ceballos

Funciones:

- Verificar el cumplimiento de las funciones de auditoria interna y externa, as como conocer el resultado de dichas auditorias.
- Servir como canal de comunicacion entre el Consejo de Administracion y los Auditores Internos, Externos y, en su caso, los Comisarios.
- Proponer al Consejo de Administracion los candidatos para Auditores Externos, as como el alcance de su mandato.
- Recibir y revisar el reporte del Auditor Externo, el cual debera contener, entre otros aspectos, recomendaciones sobre mejoras al sistema de control interno, con base en debilidades detectadas al dictaminar los estados financieros.
- Revisar con el Auditor Externo y/o los Auditores Internos los reportes que, conforme a lo establecido por la normativa de las autoridades competentes, este obligado el Grupo a presentar a su Consejo de Administracion.
- Supervisar y evaluar la independencia, calidad y efectividad de la funcion de auditoria interna, as como sus programas anuales.
- Recomendar al Consejo de Administracion las bases para la preparacion de la informacion financiera, asegurando que esta sea util, oportuna, confiable y que cuente con la calidad suficiente y necesaria para sustentar la adecuada toma de decisiones.
- Revisar los resultados de las inspecciones realizadas por las autoridades competentes y, en su caso, derivadas de las auditorias que dichas autoridades ordenen practicar.
- Conocer el reporte mensual que prepare el Oficial de Cumplimiento Normativo respecto del cumplimiento de su funcion.

El Grupo Financiero BBVA Bancomer, S.A. de C.V. es una sociedad especial, toda vez que su organizacion y funcionamiento se encuentran regulados por la Ley para Regular las Agrupaciones Financieras y por las reglas y disposiciones que emanan de dicho ordenamiento legal.

Sobre la Integracion del Consejo de Administracion	**SI**	**NO**	**Comentarios**
1) ¿El Consejo de Administraci n est integrado por un n me ro no menor a 5 y no mayor a 15 consejeros propietarios? (Principio 2)	X		

2) ¿Existen unicamente Consejeros Propietarios? (Principio 3)		X	De conformidad con los estatutos del Grupo, por cada consejero propietario se designa a su respectivo consejero suplente.
3) ¿Los consejeros suplentes nicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3)	X		Idem al anterior.
4) ¿En su caso el consejero propietario sugiere al Consejo la designaci n de la persona que sera su respectivo suplente? (Principio 3)	X		
5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administraci n? (Principio 7)	X		
6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7)	X		De conformidad con los estatutos del Grupo cuando menos el 25% deben ser independientes.
7) ¿En el informe anual presentado por el Consejo de Administraci n se mencionan cu les consejeros tienen la calidad de independientes y cuales de patrimoniales? (Principio 8)		X	Unicamente, se mencionan los consejeros que tienen calidad de independientes.
8) ¿Se indica en el informe anual la categor a a la que pertenecen los consejeros patrimoniales? (Principio 8)		X	Idem al anterior
9) ¿En el informe anual del Consejo de Administraci n se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9)	X		

Sobre la Estructura del Consejo de Administracion	**SI**	**NO**	**Comentarios**
10) ¿El Consejo de Administraci n realiza las Funciones de Compensaci n y Evaluacion, Auditor a y Planeacion y Finanzas? (Principio 10)	X		
11) ¿Los rganos intermedios nicamente est n conformados por consejeros propietarios? (Principio 12)		X	En el Comit de Cr dito y Riesgos de Mercado participan dos consejeros suplentes.
12) ¿Cada rgano intermedio se compone de 3 miembros como m nimo y 7 como maximo? (Principio 13)	X		
13) ¿Cada consejero independiente, adem s de cumplir con sus funciones en el Consejo, participa en al menos uno de los rganos intermedios? (Principio 16)	X		
14) ¿El organo intermedio que se encarga de la funcion de Auditor a es presidido por un consejero independiente? (Principio 17)	X		

Sobre la Operacion del Consejo de Administracion	SI	NO	Comentarios
15) ¿El Consejo de Administraci n se re ne al menos 4 veces al a o? (Principio 18)	X		
16) ¿Cuando menos una de las reuniones del Consejo de Administraci n est dedicada a la definici n de la estrategia de mediano y largo plazos de la sociedad? (Principio 18)	X		
17) ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesion de Consejo? (Principio 19)	X		
18) ¿Los consejeros tienen acceso a toda la Informaci n Relevante con cuando menos 5 d as habiles a la sesion? (Principio 20)	X		De conformidad con los estatutos del Grupo, ste tiene la obligaci n de proporcionar a los consejeros toda la informaci n que les soliciten.
19) ¿Existe alg n mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estrat gicos, aun cuando no reciban la informaci n necesaria con cuando menos 5 d as h biles de anticipacion? (Principio 20)	X		El mecanismo consiste en proporcionar la informaci n el d a de celebraci n del Consejo, en el que se aclaran las dudas de los consejeros
20) ¿Se induce al consejero nombrado por primera vez, explic ndole sus responsabilidades y la situacion de la sociedad? (Principio 21)	X		Se informa a los consejeros respecto de sus responsabilidades y requisitos que deben cumplir.

Sobre los Deberes de los Consejeros	SI	NO	Comentarios
21) ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interes que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberaci n correspondiente? (Principio 22)	X		
22) ¿Los consejeros nicamente utilizan los activos o servicios de la sociedad solo para el cumplimiento de su objeto social? (Principio 23)	X		
23) ¿En su caso, se definen pol ticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales? (Principio 23)		X	Por tratarse de una sociedad controladora.
24) ¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24)	X		De acuerdo a las listas de asistencia, los consejeros tienen una asistencia superior al 70%.

	SI	NO	Comentarios
25) ¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a trav s de las sesiones a las que asisten? (Principio 25)	X		Los consejeros tienen la obligaci n legal y estatutaria de mantener absoluta confidencialidad respecto de todos aquellos actos, hechos o acontecimientos relativos al Grupo
26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)	X		
27) ¿Se apoya al Consejo de Administracion a trav s de opiniones, recomendaciones y orientaciones que se deriven del an lis is del desempeno de la empresa? (Principio 27)	X		

FUNCION DE COMPENSACION Y EVALUACION

iii) Sobre la Funcion de Evaluacion y Compensacion

El Grupo Financiero BBVA Bancomer, S.A. de C.V. no tiene empleados por ser una sociedad controladora.

Sobre la Operaci n del rgano que cumple con la funci n de Evaluacion y Compensacion	**SI**	**NO**	**Comentarios**
28) ¿El rgano intermedio que realiza las funciones de Evaluaci n y Compensacion revisa que las condiciones de contrataci n de ejecutivos de alto nivel y que los pagos probables por separaci n de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (Principio 29).	X		Respecto de los ejecutivos de alto nivel de las subsidiarias del Grupo.
29) ¿La estructura y las pol ticas utilizadas para la determinaci n de los paquetes de consejeros y funcionarios son reveladas? (Principio 30)	X		Se revela el importe de la compensaci n acumulada repecto de los funcionarios de alto nivel de Bancomer, principal subsidiaria del Grupo.

FUNCION DE AUDITORIA

iv) Sobre la Funcion de Auditor a

La funcion de Auditoria es llevada a cabo a traves del Comite de Cumplimiento Normativo, Auditor a, Control y Disciplina, el cual tiene las funciones anteriormente mencionadas. En cuanto al procedimiento para cumplir con dichas funciones, se deben seguir los siguientes lineamientos:

- La frecuencia de las reuniones debe ser trimestral.
- Para que una reunion del comite pueda constituirse, deben estar presentes por lo menos la mayor a de sus miembros. Las resoluciones se adoptan por mayor a de votos. El presidente tiene voto de calidad en caso de empate.
- Las reuniones del comite pueden celebrarse a traves de videoconferencia o conferencia telefonica, siempre y cuando la totalidad de sus miembros firmen los acuerdos que se adopten.
- El presidente, que debe ser consejero independiente es designado por los integrantes del comite, y el secretario del Consejo de Administracion actuara como secretario del comite.

Sobre la Seleccion de los Auditores	**SI**	**NO**	**Comentarios**

30) ¿Los ingresos del auditor externo as como de cualquier otra revisi n externa, provenientes de llevar a cabo la auditor a de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (Principio 32)	X		
31) ¿La rotaci n del socio que dictamina a la sociedad es de al menos cada 6 anos? (Principio 33)	X		
32) ¿La persona que firma el dictamen de la auditor a a los Estados Financieros anuales de la sociedad es distinta de aquella que act a como Comisario? (Principio 34)	X		
33) ¿Se revela informaci n en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35)		X	Existen disposiciones legales y reglamentarias en los que se establecen requisitos que deben cumplir los comisarios.

Sobre la Informacion Financiera	**SI**	**NO**	**Comentarios**
34) ¿La sociedad cuenta con un area de auditor a interna? (Principio 36)	X		
35) ¿El rgano intermedio que se encarga de realizar la funci n de Auditor a somete las pol ticas contables a la aprobaci n del Consejo? (Principio 37)		X	La contabilidad se rige por las disposiciones emitidas por la CNBV.
36) ¿El rgano intermedio que se encarga de la funci n de Auditor a se cerciora si la informacion financiera publica intermedia se elabora de acuerdo con los mismos principios, criterios y pr cticas con los que se elaboraran los informes anuales? (Principio 39)	X		

Sobre los Controles Internos	**SI**	**NO**	**Comentarios**
37) ¿Existe un sistema de control interno? (Principio 41)	X		De conformidad con la CNBV, a trav s de la circular 1506.
38) ¿Se someten a la aprobaci n del Consejo los lineamientos generales del sistema de control interno? (Principio 41)	X		Idem al anterior.
39) ¿El organo intermedio que se encarga de la funcion de auditor a eval a y emite una opini n acerca de la efectividad del sistema de control interno? (Principio 42)		X	Se ha presentado al Consejo una informaci n sobre el desempe o en materia de Control Interno, de acuerdo a la circular 1506 de la CNBV.

	SI	NO	Comentarios
40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (Principio 43)		X	El auditor externo emite un informe de conformidad con la circular 1222 de la CNBV, mediante el cual se proporcionan sugerencias de mejoras en materia de control interno.

Revision del Cumplimiento con Disposiciones	**SI**	**NO**	**Comentarios**
41) ¿El rgano intermedio que se encarga de la funci n de Auditor a verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta peri dicame nte al Consejo? (Principio 44)	X		
42) ¿La revisi n del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al ano? (Principio 44)	X		
43) ¿Se informa peri dicame nte al Consejo de Administraci n acerca de la situacion legal de la misma? (Principio 45)	X		

FUNCION DE FINANZAS Y PLANEACION

v) Sobre la Funcion de Finanzas y Planeacion

No hay organo intermedio del Consejo de Administracion dedicado a las funciones de Finanzas y Planeacion.

Sobre la Operaci n del rgano intermedio que se encarga de la funcion de Finanzas y Planeacion	**SI**	**NO**	**Comentarios**
44) ¿El rgano intermedio que se encarga de la funci n de Finanzas y Planeacion emite una evaluacion acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio 47)		X	No hay rgano intermedio del Consejo de Administraci n dedicado a las funciones de Finanzas y Planeacion.
45) ¿El organo intermedio que se encarga de las funciones de Finanzas y Planeaci n eval a peri dicame nte la posici n estrat gica de la sociedad de acuerdo a lo estipulado en el plan estrategico? (Principio 48)		X	Idem al anterior
46) ¿El organo intermedio que se encarga de las funciones de Finanzas y Planeaci n apoya al Consejo vigilando la congruencia de las pol ticas de inversi n y de financiamiento con la visi n estrat gica de la sociedad? (Principio 49)		X	Idem al anterior
47) ¿El organo intermedio que se encarga de las funciones de Finanzas y Planeaci n apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estrat gico de la sociedad? (Principio 50)		X	Idem al anterior

vi) Pregunta Opcional

Si se cuenta con practicas de gobierno corporativo adicionales a las recomendadas por el Codigo de Mejores Practicas Corporativas, en esta seccion se da la opcion para que la emisora las de a conocer.

Respuesta:
Por ser el emisor y sus subsidiarias empresas especialmente reguladas, se encuentran sujetas al cumplimiento de requisitos, autorizaciones, inspeccion y vigilancia de las autoridades.

II. CUESTIONARIO SOBRE LA ASAMBLEA GENERAL DE ACCIONISTAS

DERECHOS DE ACCIONISTAS

i) Sobre la Informaci n y Orden del D a de la Asamblea de Accionistas	SI	NO	Comentarios
1) ¿Se omiti de la Orden del D a de las Asambleas el punto referente a 'Asuntos Varios'? (Principio 51)	X		De conformidad con los estatutos del Grupo.
2) ¿Se evit la agrupaci n de asuntos relacionados con diferentes temas en un solo punto del Orden del D a? (Principio 51)	X		Idem al anterior.
3) ¿Toda la informaci n sobre cada punto del orden del d a de la Asamblea de Accionistas est disponible con 15 d as de anticipaci n? (Principio 52)	X		Idem al anterior.
4) ¿Se facilita a los accionistas con alg n formulario que contenga en detalle la informaci n y posibles alternativas de voto sobre los asuntos del orden del d a, para que puedan girar instrucciones a sus mandatarios? (Principio 53)	X		Idem al anterior.
5) ¿Dentro de la informacion que se entrega a los accionistas, se incluye la propuesta de integraci n del Consejo de Administraci n, acompa ado de informaci n referida al perfil profesional de los candidatos? (Principio 54)		X	Sin embargo, se cuida que los consejeros cumplan con los requisitos establecidos en las disposiciones legales y reglamantarias aplicables al Grupo.

ii) Sobre la Informaci n y Comunicaci n entre el Consejo de Administracion y los Accionistas	SI	NO	Comentarios
6) ¿El Consejo de Administracion incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada rgano intermedio y los nombres de sus integrantes? (Principio 55)		X	
7) ¿Los informes de cada rgano intermedio presentados al Consejo estan a disposicion de los accionistas junto con el material para la Asamblea? (Principio 55)		X	
8) ¿La sociedad cuenta con pol ticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicaci n con los accionistas e inversionistas potenciales? (Principio 56)	X		

Mexico, D.F. a 26 de junio de 2003

COMISION NACIONAL BANCARIA Y DE VALORES
CP JORGE EDUARDO FAMILIAR CALDERON
VICEPRESIDENCIA DE SUPERVISION BURSATIL
INSURGENTES SUR 1971, TORRE SUR, PISO 10
COL. GUADALUPE INN
CP 01020 MEXICO, D.F.

Los que suscribimos la presente hacemos constar que hemos revisado el reporte sobre el grado de adhesion al codigo de Mejores Practicas Corporativas de Grupo Financiero BBVA Bancomer, S.A. de fecha 26 de junio de 2003, el cual fue elaborado con base en la informacion proporcionada por consejeros y funcionarios de esta sociedad, estando de acuerdo en su contenido.

Atentamente

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

Ricardo Guajardo Touche
Presidente
Consejo de Administración

Luis Robles Miaja
Secretario
Consejo de Administración